UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from   to

Commission File Number 001-40824

Cue Health Inc.

(Exact name of registrant as specified in its charter)

Delaware	**27-1562193**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

4980 Carroll Canyon Rd., Suite 100
San Diego, CA 92121
(858) 412-8151

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.00001 par value	HLTH	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☐
Non-accelerated filer ☒	Smaller reporting company	☐
	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant on June 30, 2023, the last business day of its most recently completed second fiscal quarter, was approximately $50 million, based upon the closing price of the registrant's common stock as reported by the Nasdaq Global Select Market on such date. Shares of the registrant's common stock held by each executive officer and director and by each other person who may be deemed to be an affiliate of the registrant have been excluded from this computation. This calculation does not reflect a determination that certain persons are affiliates of the registrant for any other purpose.

As of March 4, 2024, there were approximately 158,516,303 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required to be included in Part III of this Annual Report on Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words, variations of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Such forward-looking statements are subject to certain risks, uncertainties and assumptions relating to factors that could cause actual results to differ materially from those anticipated in such statements, including, without limitation, the following:

- our expectations regarding our revenue, expenses and other operating results;
- the extent and duration of the COVID-19 pandemic and the impact of the end of the COVID-19 pandemic and severity of existing and new variants on our business and our expectations regarding customer and user demand for our COVID-19 test;
- our ability to increase demand for, and the rate of market adoption of, the Cue Health Monitoring System and our platform, tests and other products generally, including with consumers, healthcare professionals, enterprises, insurers and other payors and public health officials;
- our ability to effectively scale and adapt our manufacturing capacity and other operations in a timely manner in order to meet contractual obligations, market demand, planned future test menu and to be able to successfully operate our business;
- our ability to meet our contractual obligations under our agreements with customers;
- our ability to successfully develop and commercialize additional tests and other products for use with our Cue Integrated Care Platform;
- our expectations of the reliability, accuracy and performance of our products and services, as well as expectations of the benefits to patients, clinicians and providers of our products and services;
- our ability to obtain and maintain regulatory authorizations, clearances or approvals for our tests, including our existing Federal Drug Administration ("FDA") Emergency Use Authorizations ("EUAs") for our COVID-19 test;
- our ability to accurately forecast demand for the Cue Health Monitoring System, our tests and other products;
- our ability to successfully build out our sales and marketing infrastructure, the costs and success of our marketing efforts, and our ability to promote our brand;
- our ability to increase demand for our products and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;
- our ability to continue as a going concern;
- our expectations regarding our current or future litigation;
- the impact of stockholder activism;
- our intellectual property position and our expectations regarding our ability to obtain and maintain intellectual property protection;
- our ability to effectively manage our growth, including our ability to retain and recruit personnel, and maintain our culture;
- the impact of U.S. and international laws and regulations;
- our competitive position and expectations regarding developments and projections relating to our competitors and any competing products and services;
- future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenue, expenses, the ability to obtain reimbursement for our products and any needs for additional financing;
- our expectations regarding technology trends and developments in the healthcare industry and our ability to address those trends and developments with our offerings;
- our expectations concerning relationships with third parties, including healthcare professionals, enterprises, insurance companies and other payors, public health officials and other stakeholders in the healthcare system;
- the degree to which we are able to help bring about a new healthcare paradigm, and be a significant participant in any such new paradigm;
- our ability to grow our business internationally, in addition to within the United States;
- inflationary pressures, supply chain disruptions and other macroeconomic factors;
- our ability to implement, maintain and improve effective internal controls and remediate material weaknesses; and
- our expectations regarding the time during which we will be an emerging growth company under the JOBS Act.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this Annual Report on Form 10-K primarily on our current expectations and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects.

The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in Item 1.A "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report on Form 10-K. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this Annual Report on Form 10-K relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report on Form 10-K to reflect events or circumstances after the date of this report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make. In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Part I

Item 1. Business

BUSINESS

Overview

We are a health technology company, and our mission is to empower people to live their healthiest lives. Digital transformation has revolutionized nearly every industry to create new, consumer-first experiences that are both personalized and empowering. We seek to usher in a new era in healthcare, what we call Healthcare 2.0, to transform how acute and chronic conditions are diagnosed and managed.

We are helping pioneer this healthcare digital transformation, beginning with diagnostics. We started from consumer-centric principles and designed our proprietary platform, the Cue Integrated Care Platform, with a relentless focus on user experience, convenience, and accuracy, with the goal of enabling people to make quicker, better-informed healthcare decisions. The Cue Integrated Care Platform consists of multiple hardware, software, and diagnostic components: (1) our revolutionary, proprietary Cue Health Monitoring System, made up of a portable, durable and reusable reader, or Cue Reader; a single-use test cartridge, or Cue Cartridge; and a sample collection wand, or Cue Wand; (2) our Cue Data and Innovation Layer, with cloud-based data and analytics capabilities; (3) our Cue Virtual Care Delivery Apps, including our consumer-friendly Cue Health App, the clinician-facing Cue Clinic, and our Cue Enterprise Dashboard; and (4) our Cue Ecosystem Integrations and Apps, including integration with: electronic medical record, or EMR, systems (enabling seamless connection between a clinician, their EMR, and Cue's diagnostics); pharmacies and last-mile delivery (enabling electronic prescription, or e-Rx, and on-demand delivery), clinician networks (enabling virtual care and prescription), and laboratories (enabling mail-in panel testing).



Cue Integrated Care Platform — an end-to-end solution*
Cue Clinic Software
Cue Health App
LAB-BASED TESTING
CLINICIAN NETWORK
E-RX
TELEHEALTH
EMR
CUE VIRTUAL CARE DELIVERY APPS
CUE ECOSYSTEM INTEGRATIONS & APPS
CUE DATA AND INNOVATION LAYER
CUE HEALTH MONITORING SYSTEM

Our platform has been designed to work seamlessly to deliver and manage health data both within the healthcare system and within the home. Through our application programming interfaces, or APIs, our platform has been engineered so that it can be directly integrated into existing workflows and on-demand services, such as telemedicine, e-Rx services, and EMR systems. For example, we implemented an integration with one of the U.S.'s leading EMR systems on behalf of one of our customers, a leading healthcare system, to enable a seamless workflow from test ordering to test results, with our mobile app and the Cue Health Monitoring System. But beyond designing our platform to be able to integrate within the traditional healthcare system, we have built our platform to enable fast, frequent, lab-quality diagnostics by anyone, anywhere, intended to facilitate a new continuous care model of personalized and contextualized healthcare. Our first commercially available diagnostic test for use with our Cue Health Monitoring System is our Cue COVID-19 Test Kit, which has received De Novo authorization as well as two Emergency Use Authorizations, or EUAs, from the U.S. Food & Drug Administration, or the FDA, for point-of-care and over-the-counter and at-home use, an Interim Order authorization from Health Canada, regulatory approval from the Central Drugs Standard Control Organisation ("CDSCO"), and authorization from Singapore Health

Sciences Authority. Users can run a COVID-19 test anywhere using the Cue Reader and a Cue COVID-19 Test Kit, and have lab-quality test results delivered digitally to the user's mobile smart device in about 20 minutes.

The launch of Cue Care marks the full realization of the Cue Integrated Care Platform: empowering individuals to test themselves from the comfort of their homes, consult with a clinician in real-time, and receive treatment within a matter of hours. We believe this innovation represents a fundamental principal for the future of healthcare. When we launched Cue Care in August 2022, users could connect with a virtual care provider within the Cue Health App about their COVID-19 test results. If medically indicated, that user could receive an e-prescription for anti-viral medication, which could then be delivered the same day. Soon after the initial launch of Cue Care, we expanded the Cue Care experience to allow users to upload any COVID-19 test result (including non-Cue test results, such as from an antigen test) and third-party urinary tract infection and influenza test results to go through the same virtual care and e-prescription process.

In February 2023, we further expanded our Cue Care capabilities and our product line by launching Cue Lab at-home test kits, allowing users to test for certain general health and wellness conditions, making it easier for people to take control of their health using actionable information. Through this feature, individuals with a wide range of health concerns, such as sexual health, heart health, and food sensitivities, can order an at-home panel test kit through the Cue Health App or on our website, receive one or more sample collection kits, collect their sample, and mail their sample to one of our independent, CLIA-certified, diagnostic lab partners using an enclosed, self-addressed stamped envelope. After processing by the lab, the user's easy-to-understand results are securely delivered back to the customer in the Cue Health App, along with educational materials about their condition or concern. The user can then choose to consult virtually with a healthcare provider via Cue Care to receive personalized care and treatment delivered quickly.

In May 2023, we announced an expansion of our Cue Integrated Care Platform to include a new pharmacy offering (Cue Pharmacy) with over-the-counter and prescription medication options for a growing number of common health and wellness needs. These include sexual health, such as erectile dysfunction and herpes, as well as birth control, hair loss, and more.

While our at-home test kits and other Cue Health App features allow users to access a greater variety of tests and information about their health, we continue to develop our own test kits for use with the Cue Health Monitoring System. Our COVID-19 test and mpox test (authorized under EUA), are our only commercially available test kits for use with our Cue Reader, and our future tests remain subject to technical development, clinical studies and regulatory authorization, clearance or approval, we have additional test kits that are currently under review by the FDA (Flu de novo, RSV de novo). We also have test kits in late-stage technical development (Strep Throat and Chlamydia + Gonorrhea, (swab collection method), Chlamydia + Gonorrhea (urine collection method) and HSV 1/2 + Mpox molecular multiplex test). In August 2023, we were awarded a new contract to develop an Influenza A/B, RSV, and COVID-19 molecular multiplex test for both over-the-counter and point-of-care use.

Our goal has always been to build a broad platform that would reinvent how we interact with our health. Since our early days, we developed our platform to be able to address the majority of diagnostic tests routinely conducted in clinical laboratories because we believe that users will not only demand a simple, personalized, convenient and connected solution but also a single platform to address their healthcare needs. Our focus is on creating experiences with the user at the center, enabling high satisfaction, measurable health outcomes, and more cost-effective care for the entire ecosystem.

We believe our platform will allow us to continue to develop and commercialize new tests quickly and scale rapidly, driven by our flexible technology and our in-house, vertically-integrated and automated manufacturing facilities. Our platform has the potential to perform a variety of different tests by accommodating different sample types, including saliva, blood, and urine, detecting nucleic acids, small molecules, and proteins or cells. Because we developed our manufacturing facilities and processes in tandem with our technology, we were able to scale our production using fully automated production pods. A production pod is a free standing, modular environmentally-controlled structure containing an automated test cartridge production line. Additionally, we produce our critical biochemistry in-house, including enzymes, antibodies and primers for our Cue Cartridges.

Our Solution

Our Cue Integrated Care Platform is simple, fast, and accurate. Our Platform is designed to harness the power of the cloud and provide consumers and enterprises with real-time access to their data and the broader healthcare ecosystem as part of our planned end-to-end solution. Development of the Cue Integrated Care Platform is guided by our focus on the user, whether that be a clinician in a provider office or an individual at home, with a simple goal of enabling users to have reliable information at their fingertips to make faster and more informed healthcare decisions and receive the treatment they need when they need it most. The Cue Integrated Care Platform consists of the following hardware and software components.

Cue Health Monitoring System

The Cue Health Monitoring System consists of our Cue Reader and a Cue Test Kit. Each Cue Test Kit is comprised of a Cue Cartridge and a Cue Wand. The Cue Reader is an elegantly designed, automated analyzer of test results and is used with Cue Test Kits and the Cue Health App. The Cue Reader contains all the circuitry necessary to process, analyze, and communicate test results digitally, including encrypted Bluetooth radio communication and other sensors. The Cue Reader runs the Cue Cartridge and communicates the result of the test digitally via Bluetooth to the Cue Health App. The Cue Reader is easy to set-up and use and is designed to be universally compatible with our current and planned future Cue Test Kits. The Cue Cartridge is a sample-specific, single-use cartridge designed to handle different chemistries. Each Cue Cartridge contains the specific reagents and associated materials required to detect the target of the particular test and is designed with ease-of-use, user safety, and scalability in mind. The Cue Wand is a single-use and sterile sample collection device designed to permit collection of multiple sample types, including saliva, blood, and urine, with only minor modification. When a Cue Wand is inserted into the associated Cue Cartridge, the system automatically runs the test and delivers the result to our Cue Health App.

Cue Data and Innovation Layer

Our cloud-native Cue Data and Innovation Layer stores and curates the data from our Cue Health Monitoring System and provides a secure environment for users to access current and historical health data. Our Data and Innovation Layer has the ability to collate unstructured and structured data from a wide variety of data sources, including data from Cue's mail-in test kits, which gives us the ability to store and analyze more holistic sets of health data, including from other testing modalities and wearables. The Cue Data and Innovation Layer provides the foundation for our Cue Virtual Care Delivery Apps and has enabled the development of our Cue Ecosystem Integrations and Apps. The Cue Data and Innovation Layer currently contains an API that allows for the data from tests performed on the Cue Health Monitoring System to be received, stored, and retrieved by the end user and for mail-in test kit results to be received on the Cue Health App. For enterprises deploying the Cue Enterprise Dashboard, the Cue Data and Innovation Layer enables the creation of a network of users affiliated by roles with the enterprise. Within this network of users, the Cue Data and Innovation Layer provides the engine behind test analytics, creation of groups, scheduling and compliance, reporting, and enterprise-specific privacy policy management. The Cue Data and Innovation Layer powers the EMR integration with major EMR providers.

Cue Virtual Care Delivery Apps and Cue Care

Our Cue Virtual Care Delivery Apps consist of the Cue Health App, Cue Clinic, and the Cue Enterprise Dashboard. Together, the Cue Health App and Cue Clinic are the two front-end applications that comprise Cue Care. Cue Care is the marketed term for the combination of virtual care delivery apps (the consumer-facing Cue Health App and the clinician-facing Cue Clinic app), services and integrations that power the clinician-consumer interactions such as video calls, secure messaging, prescription ordering, test ordering, and medication delivery. As most healthcare journeys begin with diagnosis, the Cue Health App first provides the interface to run a Cue Test Kit on the Cue Reader or to receive results of a mail-in, at-home test. The Cue Health App creates a secure interface between the user and their health data. For consumers, it allows a single point of entry for their health data and to receive virtual care and treatment. For healthcare professionals, Cue Clinic is designed to provide a unified platform for managing patient histories and allows for telemedicine and e-prescription services through the Cue Ecosystem of Integration and Apps.

The Cue Enterprise Dashboard is designed to allow enterprises, payors, healthcare providers and public health entities to manage population health at the organizational level and has the potential to track the efficiency of various population health programs. Accessible online, the Cue Enterprise Dashboard has the potential to help organizations manage a patient's journey from onboarding to scheduling, care management and inventory management. Powered by our analytics engine and role-based access capabilities, it is designed to provide chief medical officers, environmental health and safety officials, and benefits managers with insight into their organization's population health, helping to facilitate decision making.

Cue Ecosystem Integrations and Apps

By securely connecting our Cue Data and Innovation Layer with on-demand services, such as telemedicine and e-prescription services, and integrating with wearable technology, we believe we will enable a truly digital and seamless user experience. In the future, we plan on enhancing our platform to enable additional third-party application development and offerings that complement our solutions. In addition, our ability to integrate with anchor EMR systems, such as Epic Systems Corporation, or Epic, allows our customers to integrate our platform with their existing systems, creating an agile and responsive workflow for patient monitoring for ongoing care, better intelligence and reporting, and more efficient provider-level health management.

Our Underlying Diagnostic Technology for Cue Test Kits

Once a test sample is collected via the Cue Wand and inserted into the Cue Cartridge, the test automatically begins. Depending on the type of Cue Cartridge, our platform uses either a nucleic acid amplification tests ("NAAT") or immunoassay to perform a test. In both cases, an internal or process control confirms proper assay execution including, as relevant, sample analysis, amplification, sample flow and assay reagent function. Once the assay begins, all heating, mixing, amplification and detection takes place within the Cue Cartridge with no steps by the user. The Cue Reader then communicates the test result digitally, directly, and wirelessly to the Cue Virtual Care Delivery Apps.

Our Testing Technologies

Molecular Tests

Molecular tests, also known as NAAT, target genetic material (DNA or RNA) in order to detect a broad range of infectious diseases, and are considered to be the most reliable for this purpose. Polymerase Chain Reaction ("PCR") and isothermal amplification are two types of molecular testing techniques. The Centers for Disease Control, or CDC, has described molecular tests as the "gold standard" for clinical diagnostic detection of COVID-19. Our COVID-19 Test Kit was the first molecular diagnostic test authorized for at-home and over-the-counter use without physician supervision or a prescription. For infectious diseases, molecular tests are more sensitive than antigen tests and have been recommended by the CDC as the preferred testing technology.

Immunoassay Tests

Immunoassays are widely used in clinical care. In clinical laboratories, the most common immunoassay technique is the Enzyme Linked Immunosorbent Assay, or ELISA, which is a fundamental clinical diagnostic methodology for detecting and quantifying a wide range of analytes and is one of the main modern lab techniques employed by central labs for a variety of clinical applications. Our ability to perform ELISA-like chemistry within the same cartridge structure we use to run our molecular tests enables us to detect and quantify the biomarkers necessary to expand our care offerings for use cases, including in cardiometabolic health (cholesterol, inflammation, HbA1c), men's health (testosterone, prostate specific antigen), women's health (pregnancy, fertility), other cardiac care (troponin, brain natriuretic peptide), wellness (vitamin D), and other tests.

Strategic Collaborations and Certain Other Agreements

U.S. Government

- BARDA

We have partnered with the U.S. Biomedical Advanced Research and Development Authority, or BARDA, since June 2018, initially focusing on a molecular influenza test using the Cue Health Monitoring System pursuant to a contract that was originally effective through January 2021 and that provided $14.0 million in base funding. In March 2020, BARDA exercised an option to accelerate development, validation and FDA clearance of our COVID-19 test for a $13.7 million award. In May 2020, our original contract with BARDA was amended to increase the base value to $21.8 million and to extend the contract term to January 2023. Pursuant to our agreement with BARDA, we agreed to provide regular reports to BARDA regarding our progress and certain customary oversight provisions. BARDA can terminate this agreement for convenience or if we fail to meet our obligations, subject to our opportunity to cure such defaults. Furthermore, in January 2022, the scope of our partnership with BARDA was increased to include our development of an Omicron-Genotyping COVID-19 test to be used in professional point-of-care settings. In December 2022, the existing contract was further amended to extend the period of performance to June 2023, and has since subsequently been modified to extend the period of performance to September 2024.

In August 2023, we were awarded a new contract for $28.3 million by BARDA to develop an Influenza A/B, RSV, and COVID-19 molecular multiplex test for both over-the-counter and point-of-care use.

- Minnesota Department of Health

In December 2022, we announced that we had been selected by Minnesota Department of Health (MDH) to provide a statewide COVID-19 telehealth to treatment program, powered by Cue Care, at no cost to Minnesota residents. Through this program, Minnesotans who test positive for COVID-19 on any self test can consult virtually with a healthcare professional through the Cue Care platform to obtain a prescription for COVID-19 treatment, if medically indicated, and at no cost to that individual. The COVID-19 treatment can be made available for same-day pick-up or delivery. Minnesotans can access Cue Care for this service via a mobile smart device, web, or telephone, which allows for greater access to care. In February 2023, the contract was extended through June 2024.

Google

In April 2021, we entered into an agreement with Google LLC to provide Cue Readers and Cue COVID-19 Test Kits to Google's employees through year end 2021. In November 2021, this agreement was renewed through June 30, 2022. Under the renewed agreement, Google's employees were given access to proctoring services. In June 2022 the contract was renewed through December 31, 2022 and in December 2022, it was renewed through June 30, 2023 and subsequently extended through December 31, 2024.

In August 2021, we entered into a partnership with Google Cloud to accelerate the development of a secure real-time COVID-19 variant tracking and sequencing solution. The partnership is intended to create an advanced respiratory biothreat detection system spanning from our at-home diagnostic testing to full real-time viral sequencing as well as analytical and predictive capability using Google Cloud powered solutions.

Our Growth Strategy

Key elements of our growth strategy include:

- ***Expand our menu of tests and continue to innovate and enhance our platform.*** We continue to expand our test menu using at-home, mail-in test kits and we plan to expand Cue's test menu for tests that use the Cue Reader, including in the fields of respiratory health, sexual health, cardiac and metabolic health, women's health, men's health, and chronic disease management, with several of these tests having been submitted for FDA authorization and clearance. Our broad planned future test menu is aimed to appeal to consumers, employers, healthcare providers and health plans alike and will allow for care that can be personalized to the consumer. We intend to continue to enhance our platform capabilities to provide a comprehensive user experience.

- ***Continue to expand our installed base and distribution network to enable pull-through of our future extended care offerings.*** We believe that the ability of customers to experience our platform for COVID-19 testing will facilitate market adoption and awareness that will benefit us as we continue to expand our test menu. COVID-19 has served as an accelerant for increasing the installed base of our customers, which we believe will drive demand to try our additional tests in development. We have significant interest from individuals, enterprises, and healthcare providers in our future test menu. We plan to leverage our installed base, established distribution network, and direct customer relationship through our Cue Health App to drive sales of our future test menu.

- ***Drive ecosystem adoption.*** We have been successful in integrating our platform into existing enterprise-level health management systems, allowing customers to automate workflows while allowing us to garner long-term commercial partnerships. As we enhance our Cue Integrated Care Platform, we intend to extend our integrations with leading EMR systems and to build-out additional capabilities to integrate with telemedicine and digital health providers, e-prescription, e-commerce, and other connected services, to offer consumers a frictionless, virtual-to-physical care solution that positions them for better outcomes.

- ***Increase adoption through value-based selling and payor reimbursement.*** Our platform enables enterprise customers and payors to capture consistent, convenient and simple diagnostic information to inform key decisions. We believe this will help create positive outcomes for all stakeholders, especially our customers, as we expand our test menu. For example, helping customers test their HbA1c through use of our at-home, mail-in test kits to manage diabetes to determine whether their treatment plan is effective would help payors and enterprises incur fewer costs. We believe this strategy will help accelerate our growth and drive further adoption of our platform.

- *Continue to build the Cue brand.* We believe that there are significant opportunities to drive increased brand awareness, educate consumers and enterprises on the benefits of diagnostics and our connected health platform, and build a lasting consumer brand. As we continue to invest in marketing, we anticipate that many customers who are not aware of our platform or the benefits of continuous, virtual care will begin using our platform. We further intend to increase our brand awareness through our partnership program. We believe the validation of leading institutions, such as the Mayo Clinic, the NBA and others, will help us to become the testing solution of choice in the enterprise and employer, travel, sports and entertainment, education, personal health and wellness, community and population health, and government market.

- *Expand our global footprint.* We believe in the broad suitability of our platform and intend to grow our international customer base. In countries with developed healthcare systems, our value proposition is similar to that of the United States and will offer individuals, enterprises, and healthcare providers with the ability to positively impact health outcomes. In December 2020, our COVID-19 test received the CE mark, clearing it for sale and distribution in the European Union. In April 2021, we received Interim Order authorization from Health Canada to be able to sell and distribute our COVID-19 test and in August 2021 such Interim Order authorization was amended to include both point-of-care and self-testing. In countries with underdeveloped healthcare systems and infrastructure, we believe our platform will be able to provide front-line healthcare providers with access to lab-quality testing to better diagnose and treat underserved patient populations. In June 2021, our COVID-19 test received regulatory approval from the CDSCO for professional point-of-care use in India. In November 2021, we received authorization in Singapore from the Health Sciences Authority (HSA) for the Cue COVID-19 Test under the Pandemic Special Access Route (PSAR).

Clinical Results

Mayo Study

In January 2021, Mayo Clinic Laboratories published the results of an independent clinical validation study that evaluated the clinical performance of our COVID-19 test in Diagnostic Microbiology & Infection Disease, a leading peer-reviewed scientific and medical journal in the fields of clinical microbiology and the diagnosis and treatment of infectious diseases. The study was performed using lower nasal swabs and the results were compared to a reference central laboratory NAAT in 292 symptomatic and asymptomatic adults who were referred for COVID-19 testing in a community drive though collection setting operated by the Mayo Clinic. The study protocol was approved by the Mayo Clinical Institutional Review Board. The samples were collected in August 2020. Patient health status was not collected at the time of testing. The study concluded that Cue COVID-19 test was both sensitive and specific compared to central laboratory testing and that the Cue COVID-19 test for SARS-CoV-2 can be considered a feasible solution to implement at sites requiring a point-of-care solution.

The reference panel testing of 206 patients was conducted using the Hologic Aptima SARS-CoV-2 assay on a Hologic Panther instrument and the reference panel testing of 85 patients was conducted using the Mayo Clinic laboratory for testing by a RT-PCR testing on the Roche Light Cycle 480. The primary outcome was positive and negative percent agreement between the Cue COVID-19 test and the laboratory tests. The Mayo Clinic used a tie-breaker method for any sample with positive result by the laboratory test but a negative test result by the Cue COVID-19 test. If the patient had received testing by more than one reference method within 14 days of study enrollment, the tie-breaker system referred the reference result to be the result obtained by two of the three methods (Cue, Hologic Aptima and laboratory-development RT-PCR). The study did not have a method for resolving all discrepant results observed and an incorrect reference method result cannot be ruled out. It was also not possible to perform a formal limit of detection study due to the design of the assay at that time. Invalid or cancelled results were not able to be retested as directed by the instructions in the Cue COVID-19 test because study participants left the facility before point-of-care testing was completed.

The overall concordance between our COVID-19 test and the reference laboratory test was 97.8%. The positive test agreement between our COVID-19 test and the reference test was 91.7% (22/24) and 95.7% (22/23) when one patient with no tie-breaker method was excluded. The negative test agreement was 98.4% (239/243). There were 25 (8.6%) invalid or cancelled results. Since the time of the study, we have lowered the cut-off value for the internal control that detects the presence of human cellular material in the nasal sample such that 12 invalid results obtained during the study would now return a concordant negative result, and with this change there would have been 13 invalid or cancelled results.

The Mayo Clinic study concluded that the Cue COVID-19 Test Kit using a lower nasal swab collection method is accurate and is both sensitive and specific compared to central laboratory testing using an NPS collection. Additionally, the study noted the Cue COVID-19 Test Kit is easy to use with minimal training or previous laboratory testing experience.

In March 2021, the FDA issued an EUA for the Cue COVID-19 Test Kit for at-home and over-the-counter use without a prescription or physician supervision, making it the first molecular diagnostic test to receive such authorization. In September 2020, the FDA required us to evaluate the analytical limit of detection and to assess the traceability of our COVID-19 test with FDA reference materials. Between December 2020 and February 2021, we conducted prospective studies at four urgent care locations and at two of our own locations to evaluate the use of the Cue COVID-19 Test Kit for at-home and over-the-counter use by lay users in a simulated home use environment. Adult lay users (≥18 years of age) self-collected or collected from their child (<18 years of age) a Cue Wand nasal swab and ran the test. Adult and child subjects were enrolled in an "all comers" style at the urgent care locations. A total of 286 subjects were enrolled: 276 adults self-swabbing and self-testing to run the Cue COVID-19 Test Kit for at-home and over-the-counter use and 10 children where their parent collected the nasal sample and ran the Cue COVID-19 Test Kit.

There were 38 subjects who tested positive for COVID-19, 233 subjects who tested negative for COVID-19 and 2 subjects with inconclusive results by the FDA Emergency Use Authorized molecular comparator method. Among the subjects, 10 subjects were asymptomatic positive, 123 subjects were asymptomatic negative, and 1 subject was asymptomatic inconclusive by the comparator. In this clinical study, our COVID-19 test correctly identified 96% (27/28) of positive samples from individuals known to have symptoms and correctly identified 100% (10/10) of positive samples from individuals without symptoms. Our COVID-19 test correctly identified 99.1% (231/233) of negative samples. Additionally, in September 2020, we submitted a post-market clinical data report to the FDA as required under our EUA, which included results from the Mayo Clinic's evaluation of Cue versus an institutional reference panel.

FH Health Study

In October 2023, we announced the peer-reviewed publication of an independent clinical study, the largest of its kind on asymptomatic people, finding that Cue's molecular COVID-19 test provides comparable accuracy to centralized lab-based RT-PCR with the advantages of convenient use at the point-of-care or home settings and fast results in 20 minutes.

The study, published in Microbiology Spectrum, a journal produced by the American Society for Microbiology, presents findings from a head-to-head comparison of the Cue COVID-19 test against lab-based RT-PCR on paired samples from 3,037 individuals. The findings from paired testing revealed a 99.4% match between results from Cue's test and the reference PCR tests with 100% clinical sensitivity to detect positive cases, yielding no false negatives. The finding of high test sensitivity in the primarily asymptomatic patient population (98.7%) highlights Cue's accuracy for detection at varying stages of infection and viral load, a critical diagnostic feature that supports early identification and robust risk mitigation.

The publication also presents analysis of Cue COVID-19 testing and operational metrics for 13,848 individuals who accessed the direct to consumer (private pay) COVID-19 Express Testing Services at seven clinics located in urban centers in Ontario, Canada between July 17, 2021 and January 31, 2022, under the Health Canada emergency use authorization framework. The diverse testing population included patrons with ages ranging from under one year to over 60 years. Specimen collection and Cue COVID-19 testing was performed by trained registered nurses (RNs and RPNs) and RT-PCR was performed at the FH Health Laboratory, which is licensed by the Ontario Ministry of Health and accredited under ISO 15189 for COVID-19 diagnostic testing.

Regulatory Status

In March 2023, the FDA issued an EUA for our molecular test to detect the mpox virus for use in a point-of-care setting.

In June 2023, we received De Novo authorization for our molecular test to detect COVID-19.

In December 2023, we received a response letter from the FDA regarding the EUA submission for our Flu A/B + COVID-19 molecular test for over the counter and point of care use. The letter indicates that the FDA has determined that further review of Cue's EUA request is not a priority, and therefore declines to issue an EUA for the product at this time. The letter states that the decision is based on review of the submission thus far, including significant issues identified, FDA priorities relating to the COVID-19 testing landscape, and the anticipated FDA resources needed to continue review of the EUA request. The FDA's determination does not preclude our submission of a future, new EUA request for our Flu A/B + COVID-19 molecular test.

We have filed De Novo submission to the FDA for full clearance of our Flu A/B standalone molecular test and our RSV molecular tests.

Marketing

Our marketing strategy is focused on continuing to build strong brand awareness for the Cue Integrated Care Platform as a next-generation healthcare solution, with relevant, measurable value for all of our customer segments. Our marketing drives across our owned media channels (website and social networks), press releases, scientific publications, industry engagement with key stakeholders, partnerships with key opinion and market leaders, and targeted marketing through digital and non-digital channels. We anticipate using targeted strategies to accelerate brand awareness and increase demand, and thus sales opportunities, across our targeted markets.

Sales

Our direct sales team engages with prospective clients and seeks to identify the best sales channel based on each client's needs. Our go-to-market strategy is focused on allowing us access to the end user, through our Cue Integrated Care Platform, even if the individual was acquired via our direct sales organization or through an outside sales channel. For example, if an individual obtained a Cue Health Monitoring System through their self-insured employer's COVID-19 return-to-work efforts or as a result of government-supported distribution, we can nonetheless directly engage with the end user through the Cue Health App and potentially convert them to using our at-home, mail-in test kits as well as planned future Cue Test Kits, lifestyle medications, and other products we may develop. As a result, we expect that we will be able to fulfill market demand through our internal and external sales channels, while maintaining an important direct relationship for our product enhancements and care offerings.

Our targeted customer segments represent the following four categories:

• **Enterprise Sales**: Our enterprise sales strategy identifies major self-insured enterprises, such as Fortune 500 companies with large-covered employee populations, as well as small to medium sized businesses with healthcare plans partners and employee benefits offerings. We believe that enterprise customers will want to utilize our integrated care solutions for their employees and their families, both on-premise and at-home.

• **Healthcare Provider Sales**: Our healthcare provider sales strategy targets major healthcare systems and healthcare professionals such as hospital systems, private clinics and concierge health systems, and physicians' offices. Relationships with our customers help validate our platform, and we believe will help accelerate marketplace adoption of our products. Our products are available direct or through major healthcare distributors including, Cardinal, McKesson, Henry Schein, and Medline.

• **Direct-to-Consumer Sales**: Our direct-to-consumer sales strategy identifies opportunities through online and offline retail channels such as e-commerce and future opportunities for in-store sales.

• **Public Sector Sales**: Our public sector sales strategy identifies new opportunities within federal, state and local government agencies. While we expect that revenue from other categories of customers will become a larger component of revenue over time, our public sector sales strategy continues to look to identify opportunities with new and existing federal, state and local government agency customers.

We believe focused efforts on each of our customer categories is critical given the unique role each plays in the healthcare ecosystem, the total size of their respective addressable markets and the potential benefits that each receive from our platform.

Research and Development

The primary focus of our research and development effort has evolved over time. The work to get certain of our tests into the late-stage technical development phase for the general immunoassay modality and certain specific immunoassays (including fertility, pregnancy, and inflammation) was largely complete prior to a shift of our focus in mid-2018. At that time, we refocused our efforts on improving the NAAT modality within our platform and completing our first automated production line, initially used to build Cue Cartridges for research and development purposes. The primary target within NAAT from mid-2018 was respiratory infectious disease testing, in particular, influenza. The focus on influenza (which also helped advance our very similar RSV test) lasted until COVID-19 came to the forefront in early 2020. Research and development efforts shifted fully to developing our COVID-19 test in March of 2020 when our clinical study sites for influenza were closed to those with respiratory illness symptoms due to the COVID-19 pandemic. COVID-19 remained our focus through most of 2020. Starting in early 2021, we began to shift our research and development efforts to finalizing our tests in late-stage technical development and restarting development on tests in earlier stages. In 2022, we focused our efforts in order to make our de novo submissions for full clearance of the COVID-19 Molecular Test, Cue Flu A/B Molecular Test, and submit EUA applications with the FDA for our Cue Flu + COVID-19 Molecular Test and mpox Test. We also invested in advancing our tests for RSV, chlamydia + gonorrhea and strep throat. In 2023, we focused efforts for FDA submissions related to our Flu A/B standalone, RSV standalone, and Flu A/B + COVID multiplex molecular tests.

Despite the evolving focus of our research and development efforts, we continue to focus on developing gold-standard diagnostic science that seamlessly integrates with a connected, end-to-end digital platform. Our platform was developed over a ten-year period in our San Diego, California facilities. All of our core technology, including the chemistry, the Cue Reader and Cue Cartridge design, the Cue Health App and Cue Enterprise Dashboard is proprietary and primarily developed in-house by us.

Our research and development team, which includes our clinical and reagent production team members, is responsible for the design, functionality and quality of our products and services. Our team is interdisciplinary in nature, including scientists, statisticians, chemists, engineers and regulatory experts.

Vertically-Integrated Manufacturing Solutions

Our manufacturing facilities were developed alongside our science and technology and are vertically-integrated, fully automated and scalable. Our integrated manufacturing and bioproduction gives us complete control over the quality of our finished product.

We own and control the intellectual property that makes the platform possible. Our manufacturing process is replicable, and our manufacturing production pods are expected to produce our planned future test menu. We believe our manufacturing capabilities are differentiated and allow us not only to scale quickly and efficiently, but also to adapt our production quickly to market demands or evolving consumer needs.

We produce our Cue Cartridges in-house, including critical enzymes, antibodies, and primers for the test cartridges. We have complete production oversight and quality control over finished products and insulation from global fluctuations in supply chain and costs. We achieve this by manufacturing all of our Cue Cartridges in our state-of-the-art facilities in San Diego, California using our modular, scalable production pods. Our fully automated production pods build raw components into fully assembled, packaged cartridges.

Our Cue Readers are manufactured by our partners. Our Cue Wands are manufactured by us or our partners. For our Cue Readers and Cue Wands, we own and control all of the intellectual property developed by us.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain patent and other proprietary protection for our commercially important technology, inventions and know-how, including our Cue Reader, our Cue Cartridge, and our Cue Wand; to defend and enforce our patents; to operate without infringing, misappropriating or violating the proprietary rights of others; and to prevent others from infringing, misappropriating or violating our proprietary rights. We rely on a combination of patent, trademark and trade secret laws, and confidentiality and invention assignment agreements to protect our intellectual property rights. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position. Notwithstanding these efforts, we cannot be sure that patents will be granted with respect to any patent applications we have filed or may license or file in the future, and we cannot be sure that any patents we own or license or patents that may be licensed or granted to us in the future will not be challenged, invalidated, or circumvented or that such patents will be commercially useful in protecting our test kits and technology. For more information regarding the risks related to our intellectual property, see "Risk Factors—Risks Related to Our Intellectual Property."

As of December 31, 2023, we owned twenty-five (25) issued U.S. utility patents, seven (7) pending U.S. utility patent applications, fifty-eight (58) issued foreign utility patents (including patents in Australia, Canada, China, Hong Kong, India, Israel, Japan, South Africa, South Korea, the United Kingdom, and various European countries), and thirty-five (35) pending foreign utility patent applications (including pending PCT applications).

In addition, we hold design patents and patent applications that cover various ornamental features of our various current and future Cue products. As of December 31, 2023, we owned eleven (11) granted U.S. design patents, nine (9) pending U.S. design patent applications, sixty-five (65) granted foreign design patents and design registrations (with protection in Australia, Canada, China, Japan, the United Kingdom, and the European Union, as well as registrations granted through the Hague System for the International Registration of Industrial Designs), and twenty-three (23) pending foreign design applications.

The term of individual patents depends on the legal term for patents in the countries in which they are granted. In most countries, including the United States, the patent term for a utility patent is generally 20 years from the earliest claimed filing date of a nonprovisional patent application in the applicable country. Our issued U.S. and foreign utility patents are anticipated to naturally expire between 2034 and 2038, and our U.S. pending utility patent applications and pending PCT applications, if issued into patents, are anticipated to naturally expire between 2034 and 2043, excluding any additional patent term adjustment(s) or extension(s), and assuming payment of all applicable maintenance or annuity fees. Our granted U.S design patents are anticipated to naturally expire between 2029 and 2037. Our granted foreign design patents and design registrations are anticipated to naturally expire between 2024 and 2048. Once a patent expires, patent protection ends and an invention enters the public domain allowing anyone to commercially exploit the invention without infringing the patent.

We cannot guarantee that issued or pending patents will be of sufficient scope or strength to provide meaningful protection for our technology. Notwithstanding the scope of the patent protection available to us, a competitor could develop methods or devices that are not covered by our patents or circumvent these patents. Furthermore, because patent applications can take many years to publish, there may be applications unknown to us which may result in issued patents that our existing or future products or technologies may be alleged to infringe.

We also rely upon trademarks to build and maintain the integrity of our brand. As of December 31, 2023, we owned seven (7) U.S. trademark registrations, two (2) U.S. trademark applications, forty-eight (48) foreign trademark registrations (including registrations in China, the European Union, Hong Kong, India, Israel, Japan, Mexico, Russia, Singapore, South Korea, and the United Kingdom), and fourteen (14) pending trademark applications (including in Canada, the European Union, India, Mexico and the United Kingdom. We also rely, in part, on unpatented trade secrets, know-how, continuing technological innovation, and confidential information, to develop and maintain our competitive position and protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. However, such proprietary rights are difficult to protect. We seek to protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with suppliers, employees, consultants and others who may have access to our proprietary information. However, these agreements may not provide meaningful protection. These agreements may be breached, and we may not have an adequate remedy for any such breach. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have implemented measures to protect and preserve our trade secrets, such measures can be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or misused by any collaborator to whom we disclose such information. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our Cue Health Monitoring System or any of our current or expected future tests or to obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. For more information regarding the risks related to our intellectual property, see "Risk Factors—Risks Related to Our Intellectual Property."

Competition

The traditional diagnostic testing industry is highly competitive and rapidly changing. As we broaden our test menu, we expect ongoing intense competition from companies that develop or have already developed molecular tests, whether for at-home and over-the-counter use or at the point-of-care, as well as companies that have or are developing antigen and antibody tests. While we believe that our differentiated technology, customer-centric design, and vertically-integrated manufacturing provide us with competitive advantages, we face potential competition from many different sources, including public and private companies, academic institutions, public and private research institutions and governmental agencies.

Competitors with diagnostic testing platforms include private and public companies, such as Abbott Laboratories, Becton, Dickinson and Company, BioMerieux SA, Bio-Rad Laboratories, Inc., Danaher Corp., Ellume Limited, Everly Health, Inc., F. Hoffman-La Roche Ltd., Fluidigm Corporation, GenMark Diagnostics Inc., Ginkgo Bioworks, Inc., Mammoth Biosciences, Inc., LetsGetChecked, Qiagen N.V., Quidel Corporation, Sherlock Biosciences, Inc., Siemens AG, Thermo Fisher Scientific, Inc. and Visby Medical, Inc. as well as several retailers, such as The Kroger Company, Walmart Inc. and Alberstons Companies, Inc. Large lab companies like Quest Diagnostics, Inc. and Laboratory Corporation of America have also expanded beyond centralized laboratory testing into at-home sample collection.

As we expand our service offerings, we anticipate integrating with a variety of technology platforms. These platforms may have products or services that compete with our offerings, and include companies such as 1Life Healthcare, Inc. (d/b/a OneMedical), American Well, Inc., Hims & Hers Health, Inc., and Teladoc Health, Inc. We may also face competition from other companies, including other technology companies.

Many of the companies we currently compete with or which we may compete with in the future have significantly greater financial resources and more experience in research and development, manufacturing, pre-clinical and clinical development, obtaining regulatory approvals and marketing approved tests. Smaller or early-stage companies may also prove to be significant competitors, whether independently or with strategic partners. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling subjects for our clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

We believe key competitive factors impacting our success in the market include accuracy of results, ease-of-use, accessibility, time to result, clinical performance, pricing, ability to meet consumer demand, and reimbursement levels.

Manufacturing and Suppliers

Our products are manufactured within our facilities in San Diego and at other third party locations. Our products contain some components and raw materials that we purchase globally from single-source direct and indirect suppliers, some without long-term supply agreements, such as electronic components and certain chemical reagents. We do, however, periodically purchase quantities of some of these critical components in excess of current requirements, in anticipation of future manufacturing needs. See the applicable risk factor in Item 1.A. "Risk Factors" for an additional description of this risk.

Employees and Human Capital Resources

As of December 31, 2023, we had 726 full-time employees. In January 2024 we undertook a workforce reduction plan to reduce operating expenses and adjust cash flows in light of the ongoing macroeconomic environment and its impact on our business. After consideration of the work force reduction plan, as of January 31, 2024, we had 479 full-time employees. Our employees are primarily located in the San Diego, California area. None of our employees are represented by a labor union or are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

We follow Good Manufacturing Practice, or GMP, guidelines and are ISO 13485 certified, the key certification for medical device manufacturing, providing confidence and assurance in our final product. We are routinely audited to maintain our ISO 13485:2016 status.

We believe our current facilities are sufficient to meet our current needs. Our Vista facility lease expires on April 30, 2031 and our Waples facility lease expires on October 30, 2031. Both leases have options to extend.

Government Regulation

Regulation of Medical Devices in the United States

The development, testing, manufacturing, marketing, post-market surveillance, distribution, advertising and labeling of medical devices are subject to regulation in the United States by the FDA under the Federal Food, Drug, and Cosmetic Act (FDCA) and comparable state agencies. Unless subject to an exemption, medical devices must receive from the FDA prior to marketing either clearance of a premarket notification, known as 510(k), or premarket approval (PMA) pursuant to the FDCA. All medical devices that are regulated by the FDA are also subject to the quality system regulation. We currently operate under an EUA for an unapproved device to detect the mpox for use in a point-of-care setting, which will remain in effect and terminate on the earlier of a determination that the public health emergency has ceased or a change in the approval status of our product. We also received an EUA from the FDA on June 10, 2020, as amended on August 20, 2020 and March 26, 2021 (designated as EUA 200248) for our Cue COVID-19 Test Kit for use at the point-of-care with specimens collected using the Cue Wand and for testing of previously collected nasal specimens in viral transport media from individuals who are suspected of having COVID-19 by their healthcare provider. We received a second EUA from the FDA on March 5, 2021 (designated as EUA Number 210180) for our Cue COVID-19 Test Kit for home and over-the-counter use without a prescription with specimens collected using the Cue Wand from adults or children greater than or equal to two years of age (swabbed by an adult) with or without symptoms or other epidemiological reasons to suspect COVID-19. EUAs are subject to certain Conditions of Authorization as listed in each EUA letter, including but not limited to conditions related to advertising, printed materials, and promotion.

We expect that many of our future tests will require clearance under a 510(k) or a De Novo regulatory pathway, unless exempted or otherwise authorized pursuant to an EUA. In June 2023, we received a De Novo authorization for our molecular test to detect COVID-19 which had previously been marketed pursuant to the EUA granted on March 5, 2021 (designated as EUA 210180). We have also filed a De Novo submission to the FDA for full clearance of our Flu A/B standalone molecular test and our RSV molecular tests. Our current products are Class II medical devices and, but for the immediate ability to seek an EUA, would be subject to premarket notification and clearance requirements under section 510(k) of the FDCA. To obtain 510(k) clearance for a medical device, an applicant must submit to the FDA a 510(k) submission demonstrating that the proposed device is "substantially equivalent" to a legally marketed device, known as a "predicate device." Once the 510(k) submission is accepted for review, the FDA has 90 calendar days by regulation to review and issue a determination. As a practical matter, clearance may take and often takes longer. Upon review, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, for example, due to a finding of a lack of a predicate device, that the device has a new intended use or different technological characteristics that raise different questions of safety or effectiveness when the device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "de novo" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. If the FDA determines that the information provided in a 510(k) submission is insufficient to demonstrate substantial equivalence to the predicate device, the FDA generally identifies the specific information that needs to be provided so that the FDA may complete its evaluation of substantial equivalence, and such information may be provided within the time allotted by the FDA or in a new 510(k) submission should the original 510(k) submission have been withdrawn.

None of our tests are currently approved under PMA, nor are we currently seeking approval under a PMA for our Cue COVID-19 Test or any additional test. Class III devices require PMA approval before they can be marketed in the U.S. The PMA process is generally more demanding than the 510(k) process. A PMA must be supported by extensive data, including data from pre-clinical studies and clinical trials demonstrating that the device is safe and effective. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review may take and often takes significantly longer, and can take up to several years.

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include establishment registration and device listing requirements; Quality System Regulation (QSR) requirements; labeling and advertising regulations; product modification requirements; medical device reporting regulations; product correction and recall regulations; and post-market surveillance activities.

Advertising and promotion of medical devices are also regulated by the Federal Trade Commission, or FTC, and by state regulatory and enforcement authorities. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims.

Clinical Laboratory Improvements Amendments of 1988

The Cue Health Monitoring system and our Cue COVID-19 Test also are subject to categorization by the FDA pursuant to CLIA and its implementing regulations in the United States which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. When the FDA authorizes tests for use at the point-of-care under an EUA, such tests are deemed to be CLIA waived tests. As such, such tests can be performed in a patient care setting that is qualified to have the test performed there as a result of operating under a CLIA Certificate of Waiver for the duration of the emergency declaration.

We are also required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. We provide testing services only to our employees, visitors, and contractors and do not provide laboratory testing services for purposes other than operation of our business.

Licensing and Regulation of Medical Device Manufacturers and Distributors

We are licensed by the California Department of Public Health as a medical device manufacturer. As a medical device manufacturer, one of the criteria is that our Quality Management System, or QMS, holds an ISO 13485:2016 certificate.

European Medical Device Regulation

Sales of in vitro diagnostics in the European Economic Area are subject to the European regulatory framework. In order to place an in vitro diagnostic, or an accessory to an in vitro diagnostic, on the market in the European Union/European Economic Area, the device must be designed, developed, manufactured, and marketed in compliance with the relevant legal framework. Currently, in vitro diagnostics must be compliant with Directive 98/79/EEC, or the Directive; however, from May 26, 2022 Regulation (EU) 2017/746, or the Regulation, will replace the Directive. In December 2020, our COVID-19 test received the CE Mark, clearing it for sale and distribution in the European Union.

Following the United Kingdom's departure from the European Union on January 31, 2020, the United Kingdom implemented Directive 98/79/EC into U.K. law (along with other European Union legislation on medical devices) through the Medical Devices Regulations 2002. CE marking will continue to be recognized in Great Britain for medical devices until June 30, 2023, following which a UK Conformity Assessment mark will be required for a medical device or in vitro diagnostic device to be marketed in Great Britain.

Privacy Regulation

The HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose obligations, including mandatory contractual terms, with respect to safeguarding the transmission, security and privacy of protected health information by covered entities subject to HIPAA, such as health plans, health care clearinghouses and healthcare providers, and their respective business associates that access protected health information. In addition, in the United States, numerous federal and state laws and regulations, including state data breach notification laws, state health information privacy laws, federal and state consumer protection laws, and general state privacy laws, such as the California Consumer Protection Act and similar legislation enacted in numerous U.S. states, govern the collection, use, disclosure, and protection of health-related and other personal information.

The collection, use, storage, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area (EEA), including personal health data, is subject to the General Data Protection Regulation (Regulation (EU) 2016/679), or the GDPR, which became effective on May 25, 2018, and such processing of personal data regarding individuals in the United Kingdom is subject to United Kingdom legislation that substantially implements the GDPR.

U.S. Federal, State and Foreign Fraud and Abuse Laws

Anti-Kickback Statutes. The Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program. "Remuneration" is broadly defined to include anything of monetary value, such as, for example, cash payments, gifts or gift certificates, discounts, or the furnishing of services, supplies or equipment. The Anti-Kickback Statute can be interpreted broadly to prohibit many arrangements and practices that are lawful in businesses outside of the health care industry. Many states have adopted laws similar to the Anti- Kickback Statute, and some apply to items and services reimbursable by any payor, including private third-party payors. Further, the Eliminating Kickbacks in Recovery Act of 2018, or EKRA, prohibits payments for referrals to recovery homes, clinical treatment facilities, and laboratories. EKRA's reach extends beyond federal health care programs to include private insurance (i.e., it is an "all payor" statute).

State and Federal False Claims Laws. The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to the federal government. Under the False Claims Act, a person acts knowingly if he or she has actual knowledge of the information or acts in deliberate ignorance or in reckless disregard of the truth or falsity of the information. Specific intent to defraud is not required. In addition, various states have enacted similar laws modeled after the False Claims Act that apply to items and services reimbursed under Medicaid and other state health care programs, and, in several states, such laws apply to claims submitted to any payor.

Physician Self-Referral Bans. The federal ban on physician self-referrals, commonly known as the Stark Law, prohibits, subject to certain exceptions, physician referrals of Medicare patients to an entity providing certain designated health services, which include laboratory services, if the physician or an immediate family member of the physician has any financial relationship with the entity. Several Stark Law exceptions are relevant to arrangements involving clinical laboratories, including but not limited to: (1) fair market value compensation for the provision of items or services; (2) payments by physicians to a laboratory for clinical laboratory services; (3) certain space and equipment rental arrangements that satisfy certain requirements; and (4) personal services arrangements. In addition to the Stark Law, many states have their own self-referral bans, which may extend to all self-referrals, regardless of the payor.

Civil Monetary Penalties Law. The federal Civil Monetary Penalties Law, or the CMP Law, prohibits, among other things, (1) the offering or transfer of remuneration to a Medicare or state health care program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies; (2) employing or contracting with an individual or entity that the provider knows or should know is excluded from participation in a federal health care program; (3) billing for services requested by an unlicensed physician or an excluded provider; and (4) billing for medically unnecessary services.

Transparency Laws and Regulations. The federal Physician Payments Sunshine Act, implemented as the Open Payments Program, requires certain manufacturers of drugs, medical devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually to CMS information related to payments and other "transfers of value" to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, and requires applicable manufacturers to report annually ownership and investment interests held by physicians and their immediate family members. We are subject to the Open Payments Program. Additionally, similar reporting requirements have also been enacted on the state level domestically, and an increasing number of countries worldwide either have adopted or are considering similar laws requiring transparency of interactions with healthcare professionals.

International Fraud and Abuse Laws

In Europe, various countries have adopted anti-bribery laws providing for severe consequences, in the form of criminal penalties and/or significant fines, for individuals and/or companies committing a bribery offense. We are also required to maintain accurate information on and control over sales and distributors' activities that may fall within the purview of the Foreign Corrupt Practices Act, its books and records provisions and its anti-bribery provisions.

Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act of 1977, or the FCPA, prohibits any U.S. individual or business from paying, offering or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring them to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations.

U.S. Centers for Medicare and Medicaid Services

Medicare is a federal program administered by CMS through Medicare Administrative Contractors, or MACs. Available to people ages 65 or over, and certain other people, Medicare provides, among other things, healthcare benefits that cover, within prescribed limits, the major costs of most medically necessary care for such people, subject to certain deductibles and copayments.

CMS has established guidelines for the coverage and reimbursement of certain products and procedures by Medicare. In general, in order to be reimbursed by Medicare, a healthcare procedure furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury, or to improve the functioning of a malformed body part. The methodology for determining coverage status and the amount of Medicare reimbursement varies based upon, among other factors, the setting in which a Medicare beneficiary received healthcare products and services. The reimbursement rate for certain services, including clinical laboratory services, is established under fee schedules that are developed and periodically updated pursuant to specific statutory or regulatory provisions.

CMS also administers the Medicaid program, a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically needy people. State participation in Medicaid is optional, and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The coverage, method and level of reimbursement vary from state to state and is subject to each state's budget restraints.

All CMS programs are subject to statutory and regulatory changes, retroactive and prospective rate adjustments, administrative rulings, interpretations of policy, intermediary determinations, and government funding restrictions, all of which may materially increase or decrease the rate of program payments to healthcare facilities and other healthcare providers.

Environmental, Health and Safety Regulations

We are subject to various federal, state, local, and foreign environmental, health and safety laws and regulations and permitting and licensing requirements. Such laws include those governing laboratory practices, the generation, storage, use, manufacture, handling, transportation, treatment, remediation, release and disposal of, and exposure to, hazardous materials and wastes and worker health and safety. Our operations involve the generation, use, storage and disposal of hazardous materials, and the risk of injury, contamination or non-compliance with environmental, health and safety laws and regulations or permitting or licensing requirements cannot be eliminated. In particular, the manufacturing and sale of our COVID-19 test requires that we maintain compliance with applicable and evolving federal and state laws and regulations relating to COVID-19, including the generation, use, storage, and disposal of testing materials and agents. To date, compliance with environmental laws and regulations has not had a material effect on our business.

Available Information

Our website is https://cuehealth.com and our investor relations website is https://investors.cuehealth.com. We have used, and intend to continue to use, our website, investor relations website as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. The following filings are available for download free of charge through our investor relations website after we file them with the SEC: Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and our proxy statements for our annual meetings of Stockholders The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. The contents of the websites provided above are not intended to be incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition or prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, results of operations and financial condition could be adversely affected. In that event, the market price of our common stock could decline, and you could lose all or part of your investment.

Summary Risk Factors

The following summarizes the most material risks that make an investment in our securities risky or speculative. If any of the following risks occur or persist, our business, financial condition, results of operations and prospects could be materially harmed and the market price of our common stock could significantly decline:

- We have a limited operating history, which may make it difficult to evaluate our current business and predict our prospects and likelihood of success.

- We have incurred significant losses since our inception, and only recently started generating revenue from commercial sales. We may incur additional significant losses in the future, and we may never become profitable on a sustainable basis.

- Our near-term success is dependent on the continued commercialization of our COVID-19 test. If our COVID-19 test is unable to attain or maintain market acceptance or be successfully commercialized, our business could be materially adversely affected.

- Our long-term success will depend on the success of our COVID-19 test and a number of other factors, including widespread market adoption of our Cue Health Monitoring System, Cue Virtual Care Delivery Apps and the overall Cue Integrated Care Platform and our ability to introduce new tests for use with our Cue Health Monitoring System.

- Our revenue for at least the near term will almost exclusively depend on sales of our COVID-19 test until we can obtain regulatory clearance or other appropriate authorization for, and commercialize additional tests.

- We have historically relied upon a small number of customers for the majority of our product revenue. As a result, unless and until we can further diversify our customer base and sources of revenue, the loss of any of these customers, or a decline in the amount of our COVID-19 tests purchased by or sold to these customers, could materially adversely affect our business, financial condition and results of operations.

- Stockholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price.

- We might not be able to continue as a going concern.

- We may encounter difficulties in managing our growth, which could adversely affect our operations.

- The diagnostic testing market is extremely competitive and rapidly evolving, making it difficult to evaluate our business and future prospects.

- If the Cue Health Monitoring System fails to achieve broad adoption by or support from the medical and professional community, key opinion leaders and other key participants in the healthcare system, our business and prospects may be materially adversely affected.

- We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

- The COVID-19 pandemic or future epidemics or public health emergencies could materially adversely affect our business, financial condition and results of operations.

- If we, our suppliers or our contract manufacturers experience significant disruptions to our or their manufacturing capabilities or ability to source needed supplies and materials, our business may be materially adversely affected.

- Our patent or other intellectual property protection for the Cue Health Monitoring System, products and Cue Integrated Care Platform may not be sufficient to prevent competitors from developing and commercializing tests and platforms similar to or otherwise comparable to our Cue Test Kits, products and Cue Integrated Care Platform, which could materially adversely affect our business and prospects.

Risks Related to Our Business and Strategy

We have a limited operating history, which may make it difficult to evaluate our current business and predict our prospects and likelihood of success.

We have a limited operating history. We were incorporated in 2010, but prior to commercialization of our Cue COVID-19 Test Kit for use with our Cue Health Monitoring System in the third quarter of 2020, our activities were largely focused on our research and development efforts, and we only started realizing revenue from commercial product sales in August 2020. While we have been offering our COVID-19 test since 2020, we only recently began offering at-home test kits and other products. Our limited commercial operating history may make it difficult to evaluate our current business and predict our future performance. Any assessment of our future revenue potential, profitability or prospects for our future success is subject to significant uncertainty. We have encountered and will continue to encounter significant risks and difficulties frequently experienced by early commercial-stage companies in rapidly evolving industries. If we do not address these risks successfully, it could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We have incurred significant losses since our inception, and only recently started generating revenue from commercial sales. We may incur additional significant losses in the future, and we may never become profitable on a sustainable basis.

We have incurred significant losses since our inception in 2010, including net losses of $47.4 million and $20.6 million for the years ended December 31, 2020 and 2019, respectively. For the year ended December 31, 2021, we had a net income of $86.4 million, but for the years ended December 31, 2023 and 2022, we had net losses of $373.5 million and $194.1 million, respectively. As of December 31, 2023, we had an accumulated deficit of $591.5 million. While we were profitable for the first time in 2021, we cannot assure you that we will be able to continue to be profitable on an ongoing basis, either in the near term or longer term. We may continue to incur losses both in the near term and longer term as we continue to invest significant additional funds to scale up our business, including continuing to build out our commercial organization and corporate infrastructure, continuing to build out our manufacturing capabilities and engaging in continued research and development as we work to expand our menu of available tests and also as we incur additional costs associated with operating as a public company. Prior to August 2020, we had never generated any revenue from the commercial sale of products, and we had devoted substantially all of our resources to the research and development of our Cue Health Monitoring System. We only first started realizing revenue from commercial product sales in August 2020 following receipt of our first EUA from the U.S. Food and Drug Administration, or FDA, in June 2020 for our COVID-19 test. Our COVID-19 test includes a Cue Reader and a Cue COVID-19 Test Kit comprised of a Cue COVID-19 Cartridge and a Cue Wand. Since receiving our first FDA EUA, we have incurred significant additional expenses in connection with the commercial scale up of our business, including costs associated with scaling up our manufacturing operations, costs associated with the production of our COVID-19 test, sales and marketing expenses, and costs associated with the hiring of new employees, the growth of our business and building out our corporate infrastructure. In addition, we incur significant additional expenses as a public company, as we further grow our business and continue to roll out our COVID-19 tests to the marketplace, pursue new customers and look to develop and commercialize new tests and other products for use with our Cue Integrated Care Platform. We recently expanded our product line to include thirteen at-home test kits for general health and wellness conditions, and there can be no guarantee that there is demand for these solutions and we have less experience marketing, determining pricing for, and selling these offerings. Additionally, we expect to incur certain charges in the upcoming months in connection with our recent workforce reduction actions, including cash expenditures for employee benefits, severance payments, payroll taxes and related facilitation costs, as well as stock-based compensation. We may incur other charges or cash expenditures not currently contemplated due to unanticipated events that may occur as a result of or in connection with the implementation of the workforce reduction plan, and there can be no assurance that we will be able to achieve our projected cost savings in connection with the workforce reduction plan or related initiates. Therefore, our losses may continue to increase for at least the near term, if not longer. We are unable to predict whether or when we will become profitable on a sustained basis. Our ability to regain profitability is based on numerous factors, many of which are beyond our control, including, among other factors, market acceptance of our products, the length of the COVID-19 pandemic or future epidemics or public health emergencies, future product development, our market penetration and margins, our ability to expand our customer relationships and our ability to expand our menu of tests. We may not be able to sustain or increase profitability in the future. Our inability to achieve and maintain profitability, whether in the near term or longer term, may make it difficult to continue to grow our business and accomplish our strategic objectives, and could materially adversely affect our business, financial condition, results of operations and future prospects.

Our near-term success is dependent on the continued commercialization of our Cue COVID-19 Test Kit. If our Cue COVID-19 Test Kit is unable to attain or maintain market acceptance or be successfully commercialized, our business could be materially adversely affected.

Our near-term success is dependent on the continued commercialization of our Cue COVID-19 Test Kit. While we recently expanded our Cue Care Capabilities and our product line by launching the sale of thirteen at-home test kits, we derive substantially all of our revenue and cash flows from sales of our Cue COVID-19 Test Kit, and the continued growth in market demand for this product is critical to our success. The continued commercial success of our Cue COVID-19 Test Kit will depend on many factors, some of which are outside of our control, including the following:

- our ability to continue to scale up our manufacturing and commercial capabilities so we can timely manufacture our Cue Readers, Cue Cartridges and Cue Wands in sufficient capacity to meet customer requirements and market demand;

- acceptance by key opinion leaders, healthcare systems and providers, governments and regulatory authorities, enterprise and health plan customers, consumers and others of the convenience, accuracy and other benefits offered by our COVID-19 test and our Cue Integrated Care Platform;

- the ability of our COVID-19 test to accurately detect different strains of SARS-CoV-2, the virus that causes COVID-19, created by genetic mutation or otherwise;

- the ability of consumers and other customers to pay for or otherwise obtain payment coverage or reimbursement from third-party payors for our Cue Readers and/or our Cue COVID-19 Test Kits;

- the length of the COVID-19 pandemic and the extent to which widespread vaccination in the U.S. reduces demand for our COVID-19 test;

- our ability to comply with all regulatory requirements applicable to our COVID-19 test, including applicable FDA marketing, manufacturing and post-market surveillance requirements and other requirements.

If our COVID-19 test does not gain broad market acceptance in the marketplace, it could have a material adverse effect on the broader commercial success of the Cue Health Monitoring System and our other current and future test offerings.

In addition, the COVID-19 diagnostic testing market is characterized by rapid technological developments. If our COVID-19 test is rendered uncompetitive or obsolete, even if it were to gain widespread market acceptance initially, the demand for our COVID-19 test could be greatly reduced. Further, market adoption of our COVID-19 test may also be materially affected by the availability and efficacy of vaccines or the emergence of therapeutic treatments for COVID-19. As current or newly developed vaccines become widely administered and as current or newly developed therapeutic treatments are approved and become widely used, then market interest and the commercial opportunity for our COVID-19 test may significantly lessen or potentially even disappear.

Our long-term success will depend on the success of our COVID-19 test and a number of other factors, including widespread market adoption of our Cue Health Monitoring System, Cue Virtual Care Delivery Apps and the overall Cue Integrated Care Platform and our ability to introduce new tests for use with our Cue Health Monitoring System.

Our long-term commercial success will depend on a number of factors, some of which are beyond our control, including:

- the success of our COVID-19 test;

- the successful completion of validation and clinical studies for our anticipated future tests;

- the development of a market for our other at-home test kits;

- the timely receipt of marketing authorizations, clearances and approvals from the FDA and other similar regulatory authorities for our anticipated future tests and, if required, additional marketing authorizations, clearances and approvals for our COVID-19 test;

- perceptions by the public and members of the medical community, including healthcare stakeholders, as to the convenience, accuracy and the sufficiency of clinical evidence supporting the performance of the Cue Integrated Care Platform;

- demand from the public and members of the medical community for the Cue Health Monitoring System and adoption of our current and anticipated menu of tests;

- the availability, perceived advantages, relative cost, relative convenience and relative accuracy of the Cue Health Monitoring System compared to products produced by our competitors;

- positive or negative media coverage of the Cue Health Monitoring System or competing products, as to its convenience, accuracy and the sufficiency of clinical evidence supporting its performance;

- the effectiveness of our marketing and sales efforts;

- unanticipated delays in manufacturing our Cue COVID-19 Test Kits due to causes that may include, but are not limited to, issues with our supply chain, quality assurance, or regulatory compliance;

- our ability to raise additional capital on acceptable terms, or at all, if needed to support the continued growth of our business and the development and commercialization of additional tests;

- unanticipated delays in manufacturing, developing or launching additional tests for our Cue Health Monitoring System;

- our ability to comply with all regulatory requirements applicable to our Cue Health Monitoring Systems and our current and anticipated future tests;

- our ability to price our test kits at an acceptable price;

- our ability to obtain, maintain enforce, protect and defend our intellectual property rights;

- our ability to produce a continued supply of Cue Readers and Cue Test Kits;

- our ability to meet the demands and the requirements of our agreements with our largest customers;

- limitation on use or warnings required by the FDA in our product labeling; and

- availability of, or changes in, coverage or reimbursement rates for any of our current or future tests from government or other enterprise or healthcare payors.

Our future success also depends upon customers and end users of our products having a positive experience with the Cue Integrated Care Platform in order to increase demand for our COVID-19 test as well as drive interest in our other current and future tests. If our COVID-19 test does not meet the expectations of customers and end users, it could discourage them from purchasing additional COVID-19 tests from us or from referring our COVID-19 test to others or utilizing our other current and future tests. Further, dissatisfied customers and end users may express negative opinions through social media or word of mouth. Any failure to meet customer and end user expectations and any resulting negative publicity could harm our reputation and future sales. Finally, there is no guarantee that we will receive required premarket authorizations from the FDA or equivalent foreign regulatory authorities for any future tests we may develop and submit to those authorities.

Our revenue for at least the near term will almost exclusively depend on sales of our COVID-19 test until we can obtain regulatory clearance or other appropriate authorization for, and successfully commercialize additional tests.

We expect that sales of our COVID-19 test will account for the substantial majority of our revenue until at least such time as we can commercialize additional tests or other products and generate market acceptance of such test kits. As a result, our ability to execute our growth strategy and become profitable in the near term will depend upon consumer adoption of the Cue Health Monitoring System and positive experiences with our COVID-19 test. We may not be able to successfully acquire new customers in a timely manner or at all. If we are unable to expand our customer base, we may not be able to increase our revenue. Adoption and use of our COVID-19 test will depend on several factors, including, but not limited to the accuracy, affordability and ease of use of our Cue Health Monitoring System as compared to other products, and coverage and reimbursement policies with respect to our Cue Health Monitoring System, our Cue COVID-19 Test Kit, and products that compete with our COVID-19 test.

Because we expect a substantial majority of our revenue for at least the near term to be generated from sales of our COVID-19 test, as the pandemic progresses and public health strategies adapt, fluctuations in demand, regulatory changes, and the emergence of new testing technologies may significantly impact market conditions for COVID-19 testing. Our ability to adapt to these changes and maintain market relevance amid increasing competition and potential shifts in public health policies is critical to our business, financial condition and results of operations.

We have historically relied upon the U.S. DoD and a small number of other customers for a majority of our current total revenue. As a result, unless and until we can further diversify our customer base and sources of revenue, the loss of any of these customers, or a decline in the amount of our COVID-19 tests purchased by or sold to these customers, could materially adversely affect our business, financial condition and results of operations.

For the years ended December 31, 2022, 2021 and 2020, the U.S. DoD accounted for approximately 19%, 61% and 39% of our total revenue, respectively. A single non-government enterprise customer accounted for approximately 52%, 52% and 24% of our total revenue during the years ended December 31, 2023, 2022 and 2021, respectively. We have fulfilled our obligations and received our final payment under the initial DoD Agreement. As a result, our public sector revenue has declined significantly and we will be largely dependent on new and existing private sector customers for our revenue. Should we enter into a follow-on Federal Acquisition Regulation, or FAR-based, contract, the U.S. DoD will have the right to purchase up to 45% of our quarterly production for the duration of the contract at a specified discount to the lowest price offered by us to a commercial customer for the same products, equivalent quantities and comparable terms of sale, subject to a price floor. We have not commenced negotiations for a FAR-based contract and there is no guarantee that the U.S. DoD will enter into a FAR-based contract or any other agreements. Any such additional contract with the U.S. DoD could constrain our ability to grow our business with non-U.S. government customers. We will need to significantly expand our customer base in order for our business to succeed. Unless and until we can further expand and diversify our customer base and sources of revenue, the loss of our other major customers, or a significant reduction in the amount of our products purchased by our major customers, would have a material adverse effect on our business, financial condition and results of operations and could have a material adverse effect on our future prospects.

We may encounter difficulties in managing our growth, which could adversely affect our operations.

We recently expanded our Cue Care capabilities and our product line by launching the sale of at-home test kits, in addition to our current COVID-19 test. We anticipate continued growth in our business operations. Our recent rapid growth has, and our continued growth is expected to, place significant strain across our organizational, administrative, and operational infrastructure. Our ability to manage our growth properly will require us to implement additional operational, financial, and managerial controls, as well as our reporting systems and procedures, and to continuously improve these controls, systems and procedures.

Our growth requires us to continue to expand our manufacturing capacity, our corporate infrastructure, hire significant additional personnel in a wide range of areas, implement new technology systems and automate equipment processes. However, from time to time, we have undertaken restructuring actions to better align our financial model and our business. For example, in January 2024 we undertook a workforce reduction plan to reduce operating expenses and adjust cash flows in light of the ongoing macroeconomic environment and its impact on our business. We may need to take additional restructuring actions in the future to align our business with the market. In addition, we will need to continue to implement customer service, billing, and general process improvements and expand our internal quality assurance program. Among other areas, customer service could prove to be particularly important to us given that the Cue Health Monitoring System has only very recently been introduced to the commercial market and the lack of experience some of our potential customers will have with our products and its benefits. While we are currently undertaking improvements to our facilities, including development of additional production pods, as part of our rapid growth, such improvements may be delayed for reasons that are outside of our control. As a result of the foregoing, we cannot assure you that we will be successful in implementing any necessary increases in scale, expansion of personnel, equipment, facilities, systems or process enhancements.

In addition, needed components and supplies may not be available when required on terms that are acceptable to us, or at all, and our suppliers, as well as our contract manufacturers of Cue Readers and Cue Wands may not be able to allocate sufficient capacity in order to meet our requirements, which could adversely affect our business, financial condition and results of operations.

Given our very short history of operating a business at commercial scale and our very recent rapid growth, we cannot assure you that we will be able to successfully forecast the expansion of our operations or recruit and train additional qualified personnel in an effective manner. Failure to manage our growth could, among other things, result in increased costs, product quality and customer service issues, and hinder our ability to respond to competitive challenges. A failure in any one of these or other areas could make it difficult for us to meet market expectations for our products and could damage our reputation, which in turn could have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our business model is predicated on the idea that the healthcare industry is ripe for innovative disruption and the emergence of a new healthcare paradigm. The healthcare system, particularly in the United States, has historically been very slow to change, and we cannot assure you that we will be successful in our efforts to bring about disruptive change.

The healthcare system, particularly in the United States, has historically been very slow to change. We cannot assure you that we will be successful in our goal to bring about innovative disruption and the emergence of a new healthcare paradigm. There are many different constituencies that make up the healthcare system, many of whom may have a significant interest in trying to maintain the status quo. We cannot assure you that we will not face resistance from certain participants in the healthcare system as we seek to bring about change. To the extent we encounter any such challenges, the market potential for the Cue Integrated Care Platform and our products and other current and future offerings may be more limited than we anticipate. Our success and future growth largely depend on our ability to increase awareness of the Cue Integrated Care Platform and our products and other offerings with consumers, healthcare providers, enterprises, payors and other stakeholders in the healthcare system, and on the willingness of these stakeholders to utilize the Cue Health Monitoring System, including our current and future tests, the Cue Virtual Care Delivery Apps, and the overall Cue Integrated Care Platform. Diagnostic testing in the United States and elsewhere in the world continues to rely significantly on a centralized clinical testing model. We cannot assure you that we will be successful in changing historical practices in the way diagnostic testing is done, or in our efforts to bring about connectivity within the healthcare system. Consumers and other stakeholders in the healthcare system may be slow in changing their habits and may be hesitant to use the Cue Integrated Care Platform for a variety of reasons, including:

- lack of experience with our company, Cue Integrated Care Platform and products, and concerns about the newness of our technology or that we are relatively new to the industry;

- perceived health, safety or quality risks associated with the use of a new platform and the process of an individual conducting a diagnostic test at home;

- perception that diagnostic testing can only be administered by a healthcare provider;

- traditional or existing relationships between and among healthcare stakeholders that administer, process and sell diagnostic testing;

- concerns about the privacy and security of patient information and data that is available on and that can be shared with or through our Cue Integrated Care Platform;

- competition and negative selling efforts from competitors, including competing tests and platforms and other providers of healthcare technology platforms and services; and

- perception regarding the complexity of using the Cue Health Monitoring System or Cue Virtual Care Delivery Apps.

If we are unsuccessful in bringing about the disruptive change we are seeking to achieve, the opportunity for our company may be more limited than we currently anticipate.

The diagnostic testing market is extremely competitive and rapidly evolving, making it difficult to evaluate our business and future prospects.

The market for diagnostic testing is extremely competitive. Further, the diagnostic testing industry, as well as the manner in which healthcare services are delivered more broadly, is currently experiencing rapid change, technological and scientific breakthroughs, new product introductions and enhancements and evolving industry standards, as well as the emergence of telehealth and other changes in the way healthcare services are delivered. All of these factors could affect the degree to which our products gain market acceptance or approval or result in our products being less marketable or becoming obsolete. Our future success will depend on our ability to successfully compete with established and new market participants and to keep pace with scientific and technological changes and the evolving needs of customers and the healthcare marketplace.

We will be required to continuously enhance the Cue Health Monitoring System and develop new tests to keep pace with evolving standards of care. If we do not update our products to keep pace with technological and scientific advances, our products could become obsolete and sales of our products could decline or fail to grow as expected.

Central labs continue to represent the most significant portion of the diagnostic testing market, and as a result we will be competing against very large and well-established lab companies such as Quest Diagnostics, Inc. and Laboratory Corporation of America. These companies have also expanded beyond centralized laboratory testing into home sample collection. In addition, we also face intense competition from other companies that develop or already have molecular tests, whether at point-of-care or at-home, as well as companies that have or are developing antigen and antibody tests. Competitors with diagnostic testing platforms include private and public companies, such as Abbott Laboratories, Becton, Dickinson and Company, BioMerieux SA, Bio-Rad Laboratories, Inc., Danaher Corp., Ellume Limited, Everly Health, Inc., F. Hoffman-La Roche Ltd., Fluidigm Corporation, GenMark Diagnostics Inc., Ginkgo Bioworks, Inc., Mammoth Biosciences, Inc., LetsGetChecked, Qiagen N.V., Quidel Corporation, Sherlock Biosciences, Inc., Siemens AG, Thermo Fisher Scientific, Inc. and Visby Medical, Inc. as well as several retailers, such as The Kroger Company, Walmart Inc. and Alberstons Companies, Inc.

In addition, we may also experience competition from technology-enabled health companies such as 1Life Healthcare, Inc. (d/b/a as OneMedical), American Well Corporation, Hims and Hers Health, Inc., and Teledoc Health, Inc. We may also face competition from other companies, including other technology companies.

Many of our current or potential competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise than we do in research and development, manufacturing, obtaining regulatory clearances and approvals and regulatory compliance, and sales and distribution. Mergers and acquisitions involving diagnostic testing or other healthcare companies may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies or customer networks. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize diagnostic products or services that are more accurate, more convenient to use or more cost-effective than our products. Our competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than we may obtain clearance or approval for our products, which could result in our competitors establishing a strong market position before we are able to enter a particular market.

Further, some of our competitors' products may be sold at prices that may be lower than our pricing, which could adversely affect our sales or force us to reduce our prices, which could harm our revenue, operating income or market share. If we are unable to compete successfully, we may be unable to increase or sustain our revenue or achieve profitability and our future growth prospects may be materially harmed.

To remain competitive, we will need to expand our test menu and continually develop improvements to our products and other offerings. We cannot assure you that we will be able to successfully compete in the marketplace or develop and commercialize new tests or improvements to our products and other offerings on a timely basis. Our competitors may develop and commercialize competing or alternative products or services and improvements faster than we are able to do so, which would negatively affect our ability to increase or sustain our revenue or achieve profitability and could materially adversely affect our future growth prospects.

If the Cue Health Monitoring System fails to achieve broad adoption by or support from the medical and professional community, key opinion leaders and other key participants in the healthcare system, our business and prospects may be materially adversely affected.

The success of the Cue Integrated Care Platform and our business model will depend on our ability to gain wide acceptance of the Cue Health Monitoring System in the marketplace. This will require us to obtain support from members of the professional and medical community, key opinion leaders and other key participants in the healthcare system.

Our ability to obtain the support of these constituencies will depend on a number of factors, including:

- our ability to demonstrate the accuracy, ease of use, and affordability of Test Kits using the Cue Health Monitoring System;

- our ability to demonstrate the comparability of test results using the Cue Health Monitoring System to other testing methodologies, including those utilized by centralized labs, such as polymerase chain reaction, or PCR, tests, reverse transcription PCR, or RT-PCR, tests, and loop-mediated isothermal amplification, or LAMP;

- any lack or perceived lack of sufficient clinical evidence supporting the accuracy and performance of our tests;

- a willingness of constituents in the healthcare system to adopt the Cue Integrated Care Platform and our current and future tests over other diagnostic products and tests;

- overcoming any biases these constituencies may have toward the Cue Integrated Care Platform and our current and future tests relative to other diagnostic products and tests;

- the cost and reimbursement from third-party payors or other payment coverage for Cue Readers and Cue Test Kits in relation to other diagnostic products and tests;

- satisfaction with the accuracy and ease of use of the Cue Health Monitoring System and overall customer experience;

- changes in pricing and promotional efforts by competitors;

- demand for point-of-care and over-the-counter diagnostic testing;

- the effectiveness of our sales, marketing and distribution efforts; and

- adverse publicity about the Cue Health Monitoring System, including any current or future developed test kits, competitive products, or the industry as a whole, or favorable publicity about competitive products.

If our tests fail to achieve broad support from members of the professional and medical community, key opinion leaders and other key participants in the healthcare system, our business and future prospects may be materially adversely affected.

Our sales cycle with institutional customers may be lengthy and variable, which may make it difficult for us to forecast revenue and other operating results.

We expect that our sales process with healthcare systems and providers, enterprise customers, strategic partners, governments and other institutional customers will require numerous interactions with multiple individuals within any given organization and involve in-depth analysis by potential customers of our products, preparation of extensive documentation and a lengthy review process. As a result of these factors and the budget cycles of these types of customers, coupled with the fact that our product involves new technology and a new model for diagnostic testing and care paradigm, the time from initial contact with a potential enterprise or other institutional customer to our receipt of a purchase order or subscription agreement may vary significantly and may be many months or longer. Given the length and uncertainty of this expected sales cycle, we may experience fluctuations in our total revenue on a period-to-period basis.

A large percentage of our revenue is concentrated with a small number of key customers, and if our relationships with any of these key customers were to be terminated or the level of business with them significantly reduced over time, our business, financial condition, results of operations, and future prospects would be adversely affected.

Historically, certain of our customers have accounted for a significant portion of our revenue. For example, for the year ended December 31, 2023, one customer accounted for 57% of our total product revenue, and for the year ended December 31, 2022, two customers accounted for 74% of our total product revenue. The concentration of a significant portion of our business and volume with a limited number of customers, or type of customer or industry, exposes us disproportionately to any of those customers choosing to no longer partner with us or choosing to partner with a competitor, to the economic performance or market share of those customers or industry, or to any events, circumstances, or risks affecting such customers or industry. Additionally, because we do not have long-term contractual financial commitments with many of our customers, a material modification in the financial operations of a key customer could affect our volume with that customer and therefore our revenue growth. If we are unable to continue to increase the number of other customers or if any of our key customers were to suspend, limit, or cease their operations or otherwise terminate their relationship with us or lose market share, our business, financial condition, and results of operations would be adversely affected.

If the Cue Health Monitoring System does not perform as expected, including with respect to accuracy, errors, defects or reliability, our reputation and market acceptance of our products could be materially harmed, and our business and reputation could suffer.

Our success depends on customer confidence that we can provide reliable and highly accurate diagnostic tests and enable better patient care. We believe that healthcare stakeholders are likely to be particularly sensitive to defects, errors or reliability issues in our products, including if our products fail to accurately diagnose infections with high accuracy from patient samples, and there can be no guarantee that our products will meet their expectations. There is no guarantee that the accuracy and reproducibility we have demonstrated to date will continue as our product deliveries increase, our menu of tests expands and our other offerings through the Cue Integrated Care Platform continue to develop.

Our products use a number of complex and sophisticated biochemical and bioinformatics processes. Our diagnostic tests may contain errors or defects or be subject to reliability issues, and while we have made efforts to test them extensively, we cannot assure that our COVID-19 test, or any diagnostic test we develop in the future, will not have performance problems. An operational, technological or other failure in one of these complex processes or fluctuations in external variables may result in sensitivity or specificity rates that are lower than we anticipate or result in longer than expected turnaround times or they may cause our products to malfunction. In addition, our Cue Virtual Care Delivery Apps or other technology interfaces may contain undetected bugs, errors or defects. Due to the complexity of the Cue Health Monitoring System, it may be difficult or impossible to identify the reason for any performance errors or malfunctions or reliability issues. Performance issues could increase our costs and adversely affect our business, financial condition and results of operations. In addition, failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality customer support, could adversely affect our reputation and our ability to sell our Cue Health Monitoring System. We may also be subject to warranty claims or breach of contract for damages related to errors, defects or reliability issues in our products.

Further, our products are designed to be used at the customer's location by untrained individuals. We cannot provide assurance that our customers will always use our products in the manner in which we intend.

If our products do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our operating results, reputation, and business may suffer, our future prospects may be materially adversely affected, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies.

Additionally, COVID-19 and many of the other pathogens for which we are developing tests are known to mutate over time. Such mutations may negatively affect the accuracy of our tests or even make our tests obsolete. The failure of our products to perform as expected could significantly impair our operating results and our reputation, including if we become subject to legal claims arising from any defects or errors in our products or test results.

Operational, technical and other difficulties adversely affecting test performance may harm our reputation, impact the commercial attractiveness of our products, increase our costs or divert our resources, including management's time and attention, from other projects and priorities. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations and adversely affect our prospects.

Our products may be subject to recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety or effectiveness issues with our products, could have a significant adverse impact on us.

The FDA has the authority to require the recall of commercialized products that are subject to FDA regulation. Manufacturers may also, under their own initiative, recall a product or service if any deficiency is found. For reportable corrections and removals, companies are required to make additional periodic submissions to the FDA after initiating the recall, and often engage with the FDA on their recall strategy prior to initiating the recall. A government-mandated or voluntary recall by us or a distributor could occur as a result of an unacceptable health risk, component failures, malfunctions, manufacturing errors, design or labeling defects, or other deficiencies and issues. Recalls of any of our commercialized products would divert managerial and financial resources and adversely affect our business, results of operations, financial condition and reputation. A recall of any component of the Cue Health Monitoring System could be required for any number of problems. Given the number of components, determining the cause of the malfunction may be particularly challenging and costly. In addition, any recall of any component of the Cue Health Monitoring System would decrease the market for our authorized tests given the decreased availability of such instruments. We may also be subject to liability claims, be required to bear other costs or take other actions that may negatively impact our future sales and our ability to generate profits. Companies are also required to maintain certain records of corrections and removals, even if these do not require reporting to the FDA. We may initiate voluntary recalls involving our commercialized products. The FDA or other agency could take enforcement action for failing to report the recalls when they were conducted. In addition, if we are required to make changes to our products to redress the deficiencies leading to the recall, we may be required to seek marketing authorization for the modified device prior to commercializing it. Any recall announcement by us or the FDA or any other governmental authority, or any changes that we make to our products as a result of such recall, could harm our reputation with customers and negatively affect our business, financial condition, and results of operations.

If we initiate a recall, including a correction or removal, for one of our commercialized products, issue a safety alert, or undertake a field action or recall to reduce a health risk, such action could lead to increased scrutiny by the FDA, other governmental and regulatory enforcement bodies, product liability attorneys and/or our customers regarding the quality and safety of our products, and to negative publicity, including FDA alerts, press releases, or administrative or judicial actions. Furthermore, the submission of these reports could be used against us by competitors and cause customers to delay purchase decisions or cancel orders, which would harm our reputation and impact revenues.

The use of the Cue Health Monitoring System and Cue Virtual Care Delivery Apps requires users to follow instructions, and not adhering to such instructions may lead to negative outcomes, which could harm our business. In addition, if product users view our products as difficult to use or invasive, it could affect the degree of utilization and market adoption of our products.

The successful use of the Cue Health Monitoring System and Cue Virtual Care Delivery Apps depends on each user following the instructions provided. Any user could experience difficulty performing a test using our Cue Health Monitoring System and Cue Virtual Care Delivery Apps if they fail to follow the instructions, or otherwise misuse the test. If healthcare stakeholders or other users utilize our tests incorrectly, or without adhering to our instructions, their test result outcomes may not be consistent with the outcomes achieved in our clinical trials. For example, if a user removes the Cue Wand from the Cue Cartridge while conducting a test on the Cue Health Monitoring System, which our instructions explicitly state not to do, these components could be exposed to genetic material and the result of the user's test could return a false positive. Additionally, healthcare stakeholders and customers could find the Cue Health Monitoring System difficult to use or invasive, or they may ultimately prefer a different diagnostic testing system. This could harm our ability to achieve the broad degree of adoption necessary for commercial success or cause negative publicity and word-of-mouth as a result of our tests not meeting user expectations and accordingly, our operating results and financial condition could be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

The Cue Health Monitoring System and the Cue Virtual Care Delivery Apps rely on access to the Internet, mobile networks and Bluetooth for connectivity.

The ability to conduct testing using the Cue Health Monitoring System and the availability of the Cue Virtual Care Delivery Apps depends on access to the Internet, mobile networks and Bluetooth connectivity, and storage of data in the "cloud." Our services are designed to operate without interruption. If performance of our products is adversely affected due to lack of availability of Internet access, mobile networks or Bluetooth connectivity for any reason, or security concerns arise relating to our products reliance on these means of connectivity and data storage, our relationship with customers and users of our products and our reputation could be materially adversely affected.

The total addressable market opportunity for our current and future products may be much smaller than we estimate.

Our estimates of the total addressable market for the Cue Integrated Care Platform are based on internal and third-party estimates as well as a number of significant assumptions. Market opportunity estimates and growth forecasts included in this report are subject to significant uncertainty and are based on assumptions and estimates. These estimates, which have been derived from a variety of sources, including market research and our own internal estimates, may prove to be incorrect. Further, the continued development of, and approval or authorizations for, vaccines and therapeutic treatments may affect these market opportunity estimates. Our market opportunity may also be limited by new diagnostic tests or other products that enter the market. If any of our estimates prove to be inaccurate, the market opportunity for platform and products could be significantly less than we estimate. If this turns out to be the case, our potential for growth may be limited and our business and future prospects may be materially adversely affected.

If we are unable to obtain and maintain adequate levels of coverage and reimbursement from third-party payors for our Cue Readers and Cue Test Kits, the market opportunity for our tests may be less than we expect.

Our market success is dependent upon government and commercial third-party payors providing coverage and adequate reimbursement for our Cue Readers and Cue Test Kits. While the reimbursement status for COVID-19 tests generally is still evolving, our COVID-19 test and other at-home test kits are not currently being reimbursed by federal or state health care programs or third-party payors for at-home and over-the-counter use in the United States. However, we expect that in the future healthcare providers that purchase our COVID-19 test will look to various third-party payors, such as Medicare, Medicaid, private commercial insurance companies, health maintenance organizations, accountable care organization, or ACOs, and other healthcare-related organizations, to cover and pay for our COVID-19 test. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. Sales volumes and prices of our COVID-19 test will depend in large part on the availability of coverage and reimbursement from such third-party payors. These third-party payors decide which products will be covered and establish reimbursement levels for those products. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that a clinical laboratory test is safe, effective and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental, nor investigational. Even if a third-party payor covers a particular test or procedure, the resulting reimbursement payment rates may not be adequate. Coverage criteria and reimbursement rates for diagnostic tests are subject to adjustment by payors, and current reimbursement rates could be reduced, or coverage criteria restricted in the future, which could adversely affect the market for our COVID-19 test or any test we may receive governmental or other regulatory approval for in the future. In addition, the reimbursement rate for our at-home test is uncertain. Third-party payors may require additional clinical or other data in order to cover any of our COVID-19 tests or any future test we may develop in certain settings.

Our operating results may fluctuate significantly, including without limitation, due to the prevalence of COVID-19 or other conditions addressed by our tests as well as due to seasonality, which may make our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide or may be provided by investment banking research analysts or other third parties.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

- the level of demand for any of our authorized or approved tests, which may vary significantly;

- authorization, approval and commercialization activities relating to our Cue Test Kits, which may change from time to time;

- the timing and cost of, and level of investment in, research, development, manufacturing, regulatory and commercialization activities related to our tests, which may change from time to time;

- the size, seasonality and customer mix of the COVID-19 diagnostic testing market;

- the effect of the COVID-19 pandemic and the end of the COVID-19 pandemic on our business;

- the effect of current and new therapeutic treatments for COVID-19 and vaccines;

- sales and marketing efforts and expenses;

- the rate at which we grow our sales force and the speed at which newly hired salespeople become effective;

- changes in the productivity of our sales force;

- positive or negative coverage in the media of, or clinical publications about, the Cue Health Monitoring System or any of our current or future tests or competitive products;

- the cost of manufacturing any of the components of the Cue Health Monitoring System;

- the introduction of new tests or enhancements or technologies by us or others in the diagnostic testing industry;

- pricing pressures;

- coverage and reimbursement policies with respect to our tests and products that compete with our tests;

- expenditures that we may incur to acquire, develop or commercialize tests for additional indications, if any;

- the degree of competition in our industry and any change in the competitive landscape of our industry;

- changes in governmental regulations or in the status of our regulatory approvals or applications;

- future accounting pronouncements or changes in our accounting policies; and

- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The cumulative effect of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period, which in turn could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to accurately forecast inventory needs and manufacture sufficient quantities of any component of the Cue Health Monitoring System, we may experience shortages or excesses of inventory, which could result in us having insufficient capacity to meet customer demand or lead to write-downs or write-offs of inventory.

To ensure adequate supply, we must forecast inventory needs and manufacture the components of the Cue Health Monitoring System based on our estimates of future demand. Our ability to accurately forecast demand for the Cue Health Monitoring System, including the demand for any one or more of our current or future tests, could be negatively affected by many factors, including our failure to accurately manage our expansion strategy, product introductions by competitors, an increase or decrease in customer and user demand for our tests or for products of our competitors, our failure to accurately forecast market acceptance of new products, unanticipated changes in general market conditions, including the production and distribution of additional efficacious vaccines or other treatments for COVID-19, seasonal demands, or regulatory matters and weakening of economic conditions or user confidence in future economic conditions. In addition, we anticipate that we will experience fluctuations in customer and user demand based on seasonality, as well as general expectations around the severity and prevalence of, COVID-19 remains unknown. However, for example, to the extent we are able to commercialize a test for influenza, we would expect our forecasts of inventory for the fall and winter seasons to reflect a significant increase in inventory for that product relative to our forecasts for the spring and summer seasons. As we only recently begun offering additional at-home test kits for thirteen other general health and wellness conditions, our estimates of market demand are untested. If our expectations do not materialize, our inventory forecasts may be inaccurate, resulting in shortages or excesses of inventory. Inventory levels in excess of customer and user demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand.

In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, or suppliers may not be able to allocate sufficient capacity in order to meet our increased requirements, which will negatively affect our business, financial condition and results of operations. Furthermore, our inability to meet manufacturing and production requirements could cause us to lose our existing customers or lose our ability to acquire new customers which would also negatively impact our business, financial condition and results of operations.

We will seek to maintain sufficient levels of inventory in order to protect ourselves from supply interruptions. As a result, we are subject to the risk that a portion of our inventory will become excessive, obsolete or expire. As an example, our Cue COVID-19 Cartridges sold in the United States and Canada currently have a nine-month shelf life within which they must be used before they expire, and in India they currently have a four-month shelf life. Any such expiration or obsoleteness of any of our products could have a material adverse effect on our earnings and cash flows due to the resulting costs associated with the inventory impairment charges and costs required to replace such inventory.

We may not be able to achieve or maintain satisfactory pricing and margins for our Cue Test Kits, which could harm our business and results of operations.

Manufacturers of diagnostic tests have a history of price competition, and we may not be able to achieve or maintain satisfactory prices for our Cue Readers or any of our current or future Cue Test Kits. The pricing of our Cue Readers or any of our Cue Test Kits could be impacted by several factors, including pressure to improve margins as a result of competitive or customer pricing pressure or a limit or decline in the amount that third-party payors reimburse our customers, which could make it difficult for customers to adopt the Cue Health Monitoring System.

Furthermore, at this time, in most cases we expect to receive payment for our over-the-counter at-home tests directly from point-of-care customers and not to bill third-party payors directly. Because our COVID-19 test is the first over-the-counter and at-home use FDA-authorized molecular diagnostic test that does not require physician supervision or a prescription, there is not a well-established market for this type of product and therefore the price that we are able to charge or the price that our customers are willing to pay may be less than what we have been able to charge to date.

If we are forced to lower the price we charge for any components of our Cue Health Monitoring System, our gross margins will decrease. In addition, if our costs increase and we are unable to offset such increase with an increase in our prices, our margins would also be adversely affected. We may be subject to significant pricing pressure, which could harm our business, financial condition and results of operations and our future prospects.

If we are not successful in developing and obtaining regulatory clearance or other authorization or approval for, and commercializing additional tests, our ability to expand our business and achieve our strategic objectives will be adversely affected.

We believe our flexible platform enables us to launch different tests for other infectious diseases in addition to COVID-19 as well as for additional clinical uses, including in the areas of respiratory health, sexual health, cardiac and metabolic health, women's health, men's health, and chronic disease management. Capitalizing on the flexibility of our Cue Integrated Care Platform is a key pillar to our strategy. We will be required to conduct significant additional research and development activities and obtain necessary regulatory clearances or other required authorizations or approvals before we are able to commercialize additional tests. Developing new tests requires substantial technical, financial and human resources, whether or not any tests are ultimately developed or commercialized, which may divert management's attention away from other aspects of our business. We may pursue what we believe are promising opportunities only to discover that certain of our risk or resource allocation decisions were incorrect or insufficient, or that certain tests or the Cue Integrated Care Platform in general has risks that were previously unknown or underappreciated. In addition, even if we successfully develop new tests, we will not be able to commercialize them unless we obtain the necessary regulatory clearance or other required authorization or approval. If we are unable to successfully develop or commercialize new tests for whatever reason, we may not be able to realize what we anticipated to be the full potential of the Cue Integrated Care Platform and our business, financial condition, results of operations and future prospects may be materially adversely affected.

If the Cue Health Monitoring System does not perform as expected, our business, operating results, reputation and future prospects may suffer.

Our success depends on our ability to provide reliable tests that enable high-quality diagnostic testing with high accuracy, ease of use, and short turnaround times. The accuracy and reproducibility we have demonstrated to date with respect to our COVID-19 test may not continue or be indicative of actual future performance as the product attains more widespread usage.

The Cue Health Monitoring System uses a number of complex and sophisticated biochemical and bioinformatics processes, many of which are highly sensitive to external factors, including human error. An operational, technological, user or other failure in one of these complex processes or fluctuations in external variables may result in sensitivity or specificity rates that are lower than we anticipate or result in longer than expected turnaround times. Operational, technical, user and other difficulties may also adversely affect test performance. If our tests do not perform, or are perceived to not have performed, as expected or favorably in comparison to competitive products, our business, operating results, reputation, and future prospects may suffer, and we may also be subject to legal claims arising from product limitations, errors, or inaccuracies. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

We were a private company from our inception until the closing of our initial public offering ("IPO") on September 28, 2021, and, as such, we previously had not had the internal control and financial reporting requirements that are required of a publicly traded company. We are required, under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report filed with the SEC following the date we are no longer an emerging growth company.

As previously reported, we continue to have material weaknesses in internal controls over financial reporting related to i) information technology general controls, ii) a lack of segregation of duties, iii) documentation and design of formalized processes and procedures, iv) experience and training important to our financial reporting requirements; and v) the review of journal entries. These material weaknesses could result in material misstatements of our financial statement account balances or disclosures of our annual or interim financial statements that would not be prevented or detected.

During the year ended December 31, 2023, we continued focusing on advancing management action plans targeting processes and controls most critical to our material weaknesses. Previously, beginning in fourth quarter of 2020, we took steps to address our material weaknesses through our remediation plan, which included the hiring of a Chief Financial Officer, Chief Accounting Officer, Assistant Controller, Director of Tax, and Senior Director of SOX Compliance. This year, we reperformed walkthroughs of key financial business processes and financial systems and updated our documentation, resulting in identified areas of improvement and relevant business risks. On the basis of these risks, we assessed the design and implementation of internal controls, identified relevant gaps, and prepared a detailed project plan to address noted internal control weaknesses. Such actions include redesigning certain controls, documenting and implementing formalized processes and procedures, testing controls for which the design and implementation was deemed to be effective. Specifically, during the year, a new process for governing manual journal entries was implemented to systematically enforce appropriate segregation of duties for journal entry postings. We engaged external advisors to review and validate that the newly implemented workflow is adequately designed. Additionally, during the year, we implemented further detection and prevention controls surrounding segregation of duties for roles and permissions in our ERP. We also took action to deliver targeted trainings to process/control owners on subjects related to, but not limited to, risk and controls governance, financial accounting, manual journal entries, segregation of duties and information technology general controls. Lastly, during the fourth quarter of 2023, we implemented a periodic control certification process through which control owners certify the completion of control performance and the accuracy of recorded control details. The newly implemented process will continue to execute on a quarterly frequency.

We have dedicated resources and continue to engage external advisors to assist with the remediation and implementation of our internal controls as required. We have evaluated the longer-term resource needs of our various financial functions and have expanded the size of our financial department to help address these material weaknesses.

We cannot assure you that such measures will be sufficient to remedy the material weaknesses identified or that additional material weaknesses or other controls or significant deficiencies will not be identified in the future. If we continue to experience material weaknesses in our internal controls, if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, or if we fail to maintain or implement required new or improved controls, such circumstances could cause us to fail to meet our periodic reporting obligations or result in material misstatements in our consolidated financial statements, or adversely affect the results of periodic management evaluations and, if required, annual auditor attestation reports. Each of the foregoing results could cause investors to lose confidence in our reported financial information and lead to a decline in our stock price.

We are highly dependent on our senior management team and key personnel, and we will need to hire additional personnel in connection with the current scale up and growth of our business. Our business may be materially harmed if we are unable to attract and retain personnel necessary for our growth and success.

We are highly dependent on our senior management team and key personnel. Our success will depend on our ability to retain senior management and to attract and retain qualified personnel in the future, including sales and marketing professionals, commercial and manufacturing personnel, research and development personnel, finance and accounting personnel and other highly skilled personnel and to integrate current and additional personnel in all areas of our business. The loss of members of our senior management and other important employees could have a material adverse effect on our business. In particular, the loss of the services of our co-founders, Ayub Khattak, our President and Chief Executive Officer, and Clint Sever, our Chief Product Officer, could significantly delay or prevent the achievement of our strategic objectives and otherwise have a material adverse impact on our business. If we are not successful in attracting and retaining highly qualified personnel, it would have a negative impact on our business, financial condition and results of operations.

Competition for skilled personnel across virtually all areas where we need to attract additional personnel is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms, or at all. To induce valuable employees to remain at our company, in addition to salary and cash incentives, we have issued, and expect in the future to issue, stock options, restricted stock units or other equity awards. The value to employees of stock options, restricted stock units or other equity awards may be significantly affected by movements in our stock price, including due to events unrelated to our performance, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management and other employees may terminate their employment with us on short notice, even where we have employment agreements in place. We also do not maintain "key man" insurance policies on the lives of these people or the lives of any of our other employees.

Additionally, if our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees or if we are not successful in retaining our existing employees, we may not be able to maintain the quality of our products or satisfy customer demand and our business may otherwise be materially harmed.

Furthermore, the implementation of our workforce reduction plan or related initiatives may have adverse consequences on our employees morale, our culture, and our ability to attract and retain employees.

If we are unable to build-out our sales and marketing and customer support capabilities or enter into agreements with third parties for these services, we may not be successful in commercializing our COVID-19 test or our future products.

We currently have only a limited sales and marketing infrastructure, and have very limited experience in the sales, marketing, customer support or distribution of diagnostic or other commercial stage products. To achieve commercial success for our COVID-19 test or any of our other current or future tests, we must build our sales, marketing, customer support, managerial and other capabilities or make arrangements with third parties to perform these services. We currently have limited internal sales and marketing and customer support teams in place and are in the process of hiring more employees in the near-term and plan to hire additional individuals in the future as we continue to grow our business.

Our future sales will depend in large part on our ability to develop, and substantially expand, our sales force and to increase the scope of our marketing efforts. We plan to take a measured approach to expand and optimize our sales infrastructure to grow our customer base and our business. Identifying and recruiting qualified personnel and training them in the use of the Cue Health Monitoring System, applicable federal and state laws and regulations and our internal policies and procedures, requires significant time, expense and attention. In addition, our EUA authorizations with respect to our COVID-19 test specify the scope and conditions of authorization, including limitations on distribution and conditions related to product advertising and promotion. It can take significant time before our sales representatives are fully trained and productive. Our business may be harmed if our efforts to expand do not generate a corresponding increase in revenue or result in a decrease in our operating margin. In particular, if we are unable to hire, develop and retain talented sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of this investment or increase our revenue.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If any future authorized test for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

In addition, the introduction of our tests into our customers' existing workflows, and in the over-the-counter and at-home contexts requires us to maintain technical, customer and user support teams. Accordingly, we need trained technical and customer and user support personnel, the market for hiring these types of personnel is very competitive. If we are unable to attract, train or retain the number of qualified technical and customer and user support personnel that our business needs, our business and prospects will suffer.

If we enter into arrangements with third parties to perform sales and marketing and customer support services, our revenue or the profitability of the revenue to us may be lower than if we were to market and sell any current or future products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our current or future products or may be unable to do so on terms that are favorable to us. We likely would have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our current or future products effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our current or future products. Further, our business, results of operations, financial condition and future prospects may be materially adversely affected.

We rely on third-party vendors and consultants to assist with software and technology development and other aspects of our business. If any of these vendors or consultants do not perform as expected or if our relationship with any of them is terminated or otherwise changes, our business operations could be adversely affected.

We rely on third-party vendors and consultants to assist us with software and technology development and with other aspects of our business. We anticipate that we will continue to depend on these and other third-party relationships in order to grow our business for the foreseeable future. If our third-party vendors and consultants are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors or consultants are terminated or we are otherwise unable to maintain these relationships, our business and operations could be adversely affected. If any of our relationships with existing third-party vendors or consultants are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors or consultants. In addition, third-party vendors and consultants may not be able to provide the services required in order to meet the changing needs of our business or scale as quickly as we require. Any of the foregoing could harm our business, financial condition, results of operations and competitive position.

If we are subject to orders from federal or state governments under the Defense Production Act of 1950, as amended, or the DPA, or similar federal or state legislation or other authorizations permitting the government to require companies to distribute goods, products or services or make manufacturing capacity available to or as directed by the government, our opportunity to grow our business may be adversely affected.

The DPA is a federal statute that confers upon the President of the United States a broad set of authorities to influence domestic industry in the interest of national defense. "National defense" can include emergency and disaster response and, since the start of the current COVID-19 crisis, this authority has been used on several occasions to address the public health crisis. Through the DPA, the executive branch has struck agreements with multiple companies to accelerate COVID-19 countermeasures, like N95 protective masks, testing swabs, and vaccine development, and, in September 2020, used the DPA to acquire point-of-care diagnostic testing instruments from two diagnostics industry competitors for placement in nursing homes. The government may apply the DPA, or another law or program, to our other existing contracts or a new contract to acquire our testing instruments or to direct us to distribute our products in a particular manner, and we may be likewise required to prioritize distribution to certain government agencies or other recipients, or to allocate inventory, supplies or facilities for government or government-directed use. The DPA provides that orders pursuant to the statute must "meet regularly established terms of sale or payment" and further provides that no person "shall be held liable for damages or penalties for any act or failure to act resulting directly or indirectly from compliance with a rule, regulation, or order" under the DPA. However, compliance with the DPA could potentially cause business disruption, interfere with our commercial sales and marketing efforts, and depending on the demand, could even prevent or delay our ability to sell our products commercially, or may have other implications that significantly affect our commercialization and development efforts and general ability to conduct our business operations as planned. For example, government-directed use of our products under such a program may result in our Cue Readers not being placed in settings where they will be used often for additional tests following the COVID-19 pandemic, which would adversely affect our long-term commercial plan that is based on increasing our installed base to roll out additional tests for use on the Cue Health Monitoring System. In addition, such government requirements may adversely affect our regular operations and financial results, result in differential treatment of customers and/or adversely affect our reputation and customer relationships. It is also possible that any change in the current administration could impact the manner in which the government uses the DPA and its other authorities, and result in additional or different risk to us.

The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.

Like other companies, our business has been and will continue to be affected by the COVID-19 pandemic. For example, the spread of COVID-19 has caused us to modify our business practices (including on-site employee and visitor testing, employee travel, employee work locations, and the cancellation of physical participation in meetings, events and conferences) and terminate our clinical study for our influenza test. Future planned clinical studies may also be postponed due to, among other things, low infection prevalence and/or the shuttering of research facilities where clinical studies are conducted. Postponement of such studies may delay us from completing development and seeking regulatory clearances or approvals for our tests currently in development and future products. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, consumers and partners. The degree to which COVID-19, or future public health emergencies, will impact our business and operations going forward is unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the continued duration and spread of the outbreak, the emergence of novel variants, the degree of severity of the outbreak and existing and new variants, the development and administration of existing and new therapeutic treatments and vaccines, the actions taken by national, regional, and local governments and health officials to contain the virus or treat its impact, how quickly and to what extent normal economic and operating conditions can resume, whether the supply of components and raw materials will remain sufficient to satisfy demand and any impact on its pricing, and whether any of our third-party manufacturers experience any business interruptions which result in the delay of delivery of our products or components. Even after any public health emergency, such as the outbreak of COVID-19, has subsided, we may experience material impacts to our business as a result of its global economic impact, including any recession or other negative widespread economic impacts that may occur as a result of the pandemic.

If we were to be sued for product liability, we could face substantial liabilities that exceed our resources.

The marketing, sale and use of the Cue Health Monitoring System and any of our current and future tests and products could lead to the filing of product liability claims where someone may allege that the Cue Health Monitoring System identified inaccurate or incomplete information or otherwise failed to perform as designed. We may also be subject to liability for errors in, a misunderstanding of or inappropriate reliance upon, the information we provide in the ordinary course of our business activities. In addition, we may be subject to product liability claims resulting from misuse or off-label use of the Cue Health Monitoring System. See the risk factor titled "—The misuse or off-label use of our tests may harm our reputation or the image of our tests in the marketplace, or result in injuries that lead to product liability suits, which could be costly to our business. Moreover, we could be subject to FDA sanctions if we are deemed to have engaged in off-label promotion." A product liability claim could result in substantial damages and be costly and time-consuming for us to defend. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities and reputational harm. In addition, regardless of merit or eventual outcome, product liability claims may result in:

- costs of litigation;

- distraction of management's attention from our primary business;

- the inability to continue commercializing the Cue Health Monitoring System or other new products;

- decreased demand for our Cue Readers or Cue Test Kits;

- damage to our business reputation;

- product recalls or withdrawals from the market;

- withdrawal of clinical trial participants;

- substantial monetary awards to patients or other claimants;

- loss of sales; or

- termination of existing agreements by our partners and potential partners failing to partner with us.

We maintain product liability insurance, but this insurance may not fully protect us from the financial impact of defending against product liability claims. Any product liability claim brought against us, with or without merit, could increase our insurance rates or prevent us from securing insurance coverage in the future.

While we may attempt to manage our product liability exposure by proactively recalling or withdrawing from the market any defective products, any recall or market withdrawal of any component of the Cue Health Monitoring System may delay the supply of those components to our customers and may impact our reputation. We may not be successful in initiating appropriate market recall or market withdrawal efforts that may be required in the future and these efforts may not have the intended effect of preventing product malfunctions and the accompanying product liability that may result. Such recalls and withdrawals may also be used by our competitors to harm our reputation for safety or be perceived by patients as a safety risk when considering the use of our tests, either of which could negatively affect our business, financial condition and results of operations.

Current or future litigation, government investigations and other legal proceedings may harm our business.

We have been, currently are and may in the future become, involved in legal proceedings that could have a negative impact on our reputation, business and financial condition and divert the attention of our management from the operation of our business. The types of legal proceedings we may be or become subject to include patent and other intellectual property claims, product liability claims, employee claims, tort or contract claims, federal or state regulatory investigations, securities class actions, and other legal proceedings, investigations or claims. Litigation and other legal proceedings are inherently unpredictable and can result in excessive or unanticipated verdicts and/or injunctive relief that affect how we operate our business. We could incur judgments or enter into settlements of claims for monetary damages or for agreements to change the way we operate our business, or both. There may be an increase in the scope of these matters or there may be additional lawsuits, claims, proceedings or investigations in the future, which could harm our business, financial condition and results of operations. Adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for any of our products or other offerings under our Cue Integrated Care Platform, even if the regulatory or legal action is unfounded or not material to our operations. For additional information, see "Item 3. Legal Proceedings."

We depend on our information systems and those of third parties for the effective and efficient functioning of our business.

We depend on our information systems for the effective and efficient functioning of our business, including the manufacture, distribution and maintenance of the components of the Cue Health Monitoring System, as well as for accounting, data storage, compliance, purchasing and inventory management. Our information systems and those of third parties upon whom we rely may be subject to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, damage or interruption from fires or other natural disasters, hardware failures, telecommunication failures and user errors, among other malfunctions and other cyber-attacks. We could be subject to an event that involves unauthorized access to our systems, which could disrupt our operations, corrupt our data or result in the release of our confidential information. Additionally, theft of our intellectual property or proprietary business information could require substantial expenditures to remedy. We have been and may in the future be the target of events of this nature and expect them to continue as cybersecurity threats have been rapidly evolving in sophistication and becoming more prevalent in the industry. Third parties upon whom we rely or with whom we have business relationships, including our customers, collaborators, suppliers, vendors and others, are subject to similar risks that could potentially have an adverse effect on our business.

Technological interruptions, bugs or vulnerabilities could disrupt our operations, including our manufacturing operations, our ability to timely ship and track product orders, our ability to manage project inventory requirements, our ability to manage our supply chain and our ability to otherwise adequately service our customers or disrupt our customers' ability use the Cue Health Monitoring System or the Cue Integrated Care Platform.

In the event we experience significant disruptions in our information systems, we may be unable to address such disruptions in an efficient and timely manner. Accordingly, such events may disrupt or reduce the efficiency of our entire operation and harm our business, financial condition and results of operations. Any business interruption insurance carried by us may not be sufficient to protect us against any such business disruptions. Our information systems require an ongoing commitment of significant resources to maintain, protect and enhance our existing systems. Failure to maintain or protect our information systems and data integrity effectively could harm our business, financial condition and results of operations.

Security breaches and incidents, loss of data, and other disruptions could compromise sensitive information related to our business, or information of our customers, users of our products, healthcare stakeholders or others, or prevent us or our customers, users of our products, healthcare providers, healthcare payors or others from accessing critical information, all of which could result in a material adverse effect, including without limitation, a material operational or service interruption, harm to our reputation, significant fines, penalties and liability, breach or triggering of Data Protection Laws, Privacy Policies and Data Protection Obligations, loss of customers or sales, or customers curtailing or ceasing their use of our services.

In the ordinary course of our business, we and our vendors collect, use, generate, transfer, disclose, or otherwise process sensitive data, including protected health information, or PHI, and medical information, personal information, intellectual property and proprietary business information owned or controlled by us or our customers. In addition, we offer online customer-facing portals accessible through private and web portals. It is critical that we process sensitive data in a secure manner to maintain the confidentiality and integrity of such confidential information. We manage and maintain our applications and data utilizing a combination of on-site systems, managed data center systems, and cloud-based data center systems. These applications and related data encompass a wide variety of business-critical information including research and development information, commercial and financial information.

Although we take measures designed to protect such information from unauthorized access, use or disclosure, our information technology and infrastructure, and that of our vendors may be vulnerable to natural disasters, war, terrorism, telecommunications and electrical failures, ransomware and other malware, nation-state attacks, social engineering, denial-of-service attacks, phishing attacks, cyber-criminals, cyber-attacks by hackers or viruses, or breaches due to employee error, malfeasance or other disruptions. We also face the ongoing challenge of managing access controls to our information technology systems. If we do not successfully manage these access controls it further exposes us to risk of disruptions and security breaches or incidents. Any such disruptions, breaches, or incidents could compromise the security or integrity of our networks or result in the loss, misappropriation, and/or unauthorized access to or use, modification, disclosure, or processing of, or the prevention of access to, sensitive data or confidential information (including trade secrets or other intellectual property, proprietary business information, and personal information). For example, any such event that leads to unauthorized access to or use, disclosure, or processing of personal information, including personal information regarding our customers or employees, or if any of these is perceived to have occured, this could harm our reputation, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. If our or our vendors' information systems are breached, sensitive data are compromised, surreptitiously modified, rendered inaccessible for any period of time or maliciously made public, or if we fail to make adequate or timely disclosures to affected individuals, appropriate state and federal regulatory authorities or law enforcement agencies, if appropriate, following any such event, whether due to delayed discovery or a failure to follow existing protocols, it could result in significant fines, penalties, orders, sanctions and proceedings or actions against us by governmental bodies or other regulatory authorities, customers or third parties. Any of the foregoing could result in significant legal and financial exposure and reputational damages that could potentially have a material adverse effect on our business, financial condition, results of operations and prospects.

Cyber-attacks are increasing in frequency and evolving in nature. We are at risk of attack by a variety of adversaries, including state-sponsored or affiliated organizations, organized crime, hackers or "hactivists" (activist hackers), through the use of increasingly sophisticated methods of attack, including long-term, persistent attacks referred to as advanced persistent threats. The techniques used to obtain unauthorized access or sabotage systems include, among other things, computer viruses, malicious or destructive code, ransomware, social engineering attacks (including phishing and impersonation), hacking and denial-of-service attacks. Geopolitical events such as the Russia-Ukraine conflict and Hamas-Israel conflict may increase our risk of cyber-attacks. Our systems are also subject to compromise from internal threats, such as theft, misuse, unauthorized access or other improper actions by employees, vendors and other third parties with otherwise legitimate access to our systems. Third parties may also attempt to fraudulently induce our employees and contractors into disclosing sensitive information such as user names, passwords, or other information or otherwise compromise the security of our electronic systems, networks, and/or physical facilities in order to gain access to our data. Additionally, some of our employees work remotely, which may pose additional data security risks. Given the unpredictability of the timing, nature and scope of information technology disruptions, there can be no assurance that any security procedures and controls that we or our vendors have implemented will be sufficient to prevent cyber-attacks from occurring. The latency of a compromise is often measured in months, but could be years, and we may not be able to detect or respond to a compromise in a timely manner. New techniques may not be identified until they are launched against a target, and we may be unable to anticipate these techniques or detect an incident, assess its severity or impact, react or appropriately respond in a timely manner or implement adequate preventative measures, resulting in potential data loss or other damage to our information technology systems.

As the breadth and complexity of the technologies we use and the software and platforms we develop continue to grow, the potential risk of security breaches and cyber-attacks also increases. Our policies, employee training (including phishing prevention training), procedures and technical safeguards may be insufficient to prevent or detect improper access to confidential, proprietary or sensitive data, including personal information. In addition, the competition for talent in the data privacy and cybersecurity space is intense, and we may be unable to hire, develop or retain suitable talent capable of adequately detecting, mitigating or remediating these risks. As cybersecurity threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on our business. Additionally, federal, state, local, and international laws, rules, regulations, guidance and opinions regarding privacy and information security, or collectively, Data Protection Laws, external and internal privacy and security policies, representations, certifications, standards, publications and frameworks, or collectively, Privacy Policies, and contractual obligations to third parties related to privacy and information security, or collectively, Data Protection Obligations, may require us to implement specific security measures or use specific standards to protect against security breaches, which may be costly or difficult to implement without adversely affecting our operations.

We expect that we may have numerous vendors and other third parties who receive personal data from us or otherwise process it in connection with the products we offer our customers. In addition, we have migrated certain data, and may increasingly migrate data, to a cloud hosted by vendors. Some of these vendors and third parties also have direct access to our systems. Due to applicable Data Protection Laws and Data Protection Obligations, we may be held responsible for any information security failure or cyber-attack attributed to our vendors as they relate to the information we share with them. In addition, because we do not control our vendors and our ability to monitor their data security is limited, we cannot ensure the security measures they take will be sufficient to protect confidential, proprietary, or sensitive data, including personal information, or prevent cyber-attackers from gaining access to our infrastructure or data through our vendors or other third parties.

Regardless of whether an actual or perceived cyber-attack or other security breach or incident is attributable to us or our vendors, such an incident could, among other things, result in loss, unavailability, or lack of access to, or improper disclosure, or other processing of, information, harm our reputation and brand, reduce the demand for our products, lead to loss of customer confidence in the effectiveness of our security measures, disrupt normal business operations or result in our systems or products being unavailable. In addition, it may require us to spend material resources to investigate or correct the actual or suspected breach or other incident and in efforts to prevent future security breaches and incidents. The costs related to significant security breaches or incidents or disruptions could be material and exceed the limits of any cybersecurity insurance we maintain, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory investigations, inquiries, and other enforcement measures, indemnity obligations or damages for contract breach, divert the attention of management from the operation of our business and cause us to incur significant costs, any of which could affect our financial condition, operating results and our reputation. Moreover, there could be public announcements or SEC filings regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a substantial adverse effect on the price of our common stock. In addition, our remediation efforts may not be successful. Any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

We may not have adequate insurance coverage to protect us against the various types of business risks we face.

We may not have adequate insurance coverage to protect us against the various types of business risks we face. This includes risks such as product liability risk, business interruption risk and other risks we may face. The successful assertion of one or more large claims against us that exceeds our available insurance coverage or for which we are self-insured, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage and coverage for errors and omissions will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside the United States.

An element of our business strategy is to market our products outside the United States, if cleared, authorized or approved. Currently, we have a CE mark in the European Union, as well as Interim Order authorization from Health Canada, which is the department of the Government of Canada responsible for national health policy, for our COVID-19 test. In June 2021, our COVID-19 test also received regulatory approval from the CDSCO for professional point-of-care use in India. In November 2021, we received authorization in Singapore from the Health Sciences Authority (HSA) for the Cue COVID-19 Test under the Pandemic Special Access Route (PSAR). We expect to seek further authorizations, clearances and approvals outside of the United States. As a result, we expect that our business will be subject to risks associated with doing business outside the United States, including an increase in our expenses and diversion of our management's attention from other aspects of our business. Accordingly, our business and financial results in the future could be adversely affected due to a variety of factors, including:

- failure by us or our distributors to obtain regulatory clearance, authorization or approval for the use of our products in various countries and other jurisdictions;

- multiple, conflicting and changing laws and regulations such as privacy security and data use regulations, tax laws, export and import restrictions, economic sanctions and embargoes, employment laws, anti-corruption laws, regulatory requirements, reimbursement or payor regimes and other governmental approvals, permits and licenses;
- additional potentially relevant third-party patent rights;

- pricing pressures and differing reimbursement regimes;

- complexities and difficulties in obtaining intellectual property protection and maintaining, defending and enforcing our intellectual property;

- difficulties in staffing and managing foreign operations;

- employment risks related to hiring employees outside the United States;

- logistics and regulations associated with shipping samples, including infrastructure conditions and transportation delays;

- limits in our ability to penetrate international markets;

- financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

- regulatory authorities revoking or terminating our authorizations and approvals in Canada, the European Union and India, or other jurisdictions;

- natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

- regulatory and compliance risks related to adherence with foreign privacy, data protection and data security laws, including the General Data Protection Regulation 2016/679 and other similar bodies of law;

- political and economic instability related to the military conflict between Russian and Ukraine and between Israel and Hamas and the related impact on macroeconomic conditions as a result of such conflict, which may negatively impact our customers and distributors;

- regulatory and compliance risks that relate to maintaining accurate information and control over sales and distributors' activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, or FCPA, its books and records provisions, or its anti-bribery provisions, or laws similar to the FCPA in other jurisdictions in which we may now or in the future operate, such as the United Kingdom's Bribery Act of 2010, or U.K. Bribery Act; and

- onerous anti-bribery requirements of several member states in the EU, the United Kingdom, and other countries that are constantly changing and require disclosure of information to which U.S. legal privilege may not extend.

Any of these factors or other risks associated with international operations could significantly harm our future international expansion and operations and, consequently, our revenue and results of operations.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, or EAR, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls, or OFAC, the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national export, import, sanctions, anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, representatives, business partners and third-party intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector.

We may engage third parties to sell our products sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We, our employees, agents, representatives, business partners and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, representatives, business partners and third-party intermediaries, even if we do not explicitly authorize or have actual knowledge of such activities. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees, agents, representatives, business partners or third-party intermediaries will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. Furthermore, U.S. export control laws and economic sanctions in many cases prohibit the export of software and services to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. For example, following Russia's invasion of Ukraine, the United States and other countries imposed economic sanctions and severe export control restrictions against Russia and Belarus, and the United States and other countries could impose wider sanctions and export restrictions and take other actions should the conflict further escalate. As such, an export license may be required to export, re-export or transfer our products to certain countries or end-users or for certain end-uses. If we were to fail to comply with such export control laws and regulations or trade and economic sanctions, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations, and the possible loss of our export and/or import privileges. Compliance with the EAR, OFAC sanctions, and other applicable regulatory requirements regarding the import and export of our products or the performance of services, may create delays in the introduction of our products and services in non-U.S. markets, prevent our customers with non-U.S. operations from deploying these products and services throughout their global systems or, in some cases, prevent the export of the products and services to some countries or users altogether.

Any violations of the laws and regulations described above may result in whistleblower complaints, sanctions, settlements, prosecution, enforcement actions, damages, adverse media coverage, investigations, substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment from government contracts, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences, all of which may have an adverse effect on our reputation, business, results of operations, and prospects. Responding to any investigation or action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our results of operations.

We may in the future make acquisitions or investments in complementary companies, technologies or products that we believe fit within our business model and can address the needs of our customers and potential customers. We may not be able to integrate any acquired companies, technologies or products in a successful manner. In addition, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. The pursuit of potential acquisitions may divert the attention of management and cause us to incur additional expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, including increases in revenue, and any acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

Future acquisitions may reduce our cash available for operations and other uses and could result in amortization expense related to identifiable assets acquired. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the value of our common stock. The sale or issuance of equity to finance any such acquisitions would result in dilution to our stockholders. The incurrence of indebtedness to finance any such acquisition would result in fixed obligations and could also include covenants or other restrictions that could impede our ability to manage our operations. In addition, our future results of operations may be adversely affected by the dilutive effect of an acquisition, performance earn-outs or contingent bonuses associated with an acquisition. Furthermore, acquisitions may require large, onetime charges and can result in increased debt or contingent liabilities, adverse tax consequences, additional stock-based compensation expenses and the recording and subsequent amortization of amounts related to certain purchased intangible assets, any of which items could negatively affect our future results of operations. We may also incur goodwill impairment charges in the future if we do not realize the expected value of any such acquisitions.

We may not realize the intended benefits of any acquisition we may make. To the extent we pursue any strategic alliances or joint ventures, we may similarly fail to realize the intended benefits of any such transaction.

Our operations are subject to the effects of a rising rate of inflation.

The United States has recently experienced historically high levels of inflation. According to the U.S. Department of Labor, the annual inflation rate for the United States was approximately 6.5% and 7.0% for 2022 and 2021. If the inflation rate continues to increase, such as increases in the costs of labor, it will likely affect all of our expenses, especially employee compensation expenses. Additionally, the United States is experiencing an acute workforce shortage, which in turn, has created a hyper-competitive wage environment that may increase our operating costs. To the extent inflation results in rising interest rates and has other adverse effects on the market, it may adversely affect our consolidated financial condition and results of operations.

Risks Related to Our Financial Condition and Capital Requirements

We may in the future consider raising additional capital for any number of reasons, including to fund our operations, further develop our Cue Integrated Care Platform, develop and commercialize new tests and products, and expand our operations.

We may in the future consider raising additional capital for any number of reasons and to do so, we may seek to sell common or preferred equity or convertible debt securities, enter into one or more credit facilities or another form of third-party funding, or seek other debt financing. We may also need to raise capital sooner or in larger amounts than we anticipate for numerous reasons, including because of lower demand for our COVID-19 test, absence of demand for our other at-home test kits, the cancellation of any of our contracts with our largest customers, through no fault of our own, or as a result of failure to obtain regulatory approvals for our other tests, or other risks described in this report.

We may also consider raising additional capital in the future to expand our business, to pursue strategic investments, to take advantage of financing opportunities, or for other reasons, including to:

- increase our sales and marketing efforts to facilitate market adoption of our products and address competitive developments;

- fund development and marketing efforts of any future products;

- further expand our operations outside the United States;

- acquire, license or invest in technologies, including information technologies;

- satisfy any outstanding or future debt obligations;

- acquire or invest in complementary businesses or assets; and

- finance capital expenditures and general and administrative expenses.

Our present and future funding requirements will depend on many factors, including:

- our ability to successfully commercialize the Cue Health Monitoring System, including our COVID-19 test;

- the costs of the sales and marketing activities associated with commercializing the Cue Health Monitoring System, including our suite of at-home test kits;

- the length of the COVID-19 pandemic;

- our ability to secure and maintain domestic and international regulatory authorization, clearance or approval for our products;

- our rate of progress in, and cost of the sales and marketing activities associated with, establishing adoption of our products;

- our rate of progress in, and cost of research and development activities associated with, products in research and early development;

- our ability to control our manufacturing and operating costs;

- our ability to satisfy any outstanding or future debt obligations;

- the effect of competing technological and market developments;

- litigation expenses we incur to defend against claims that we infringe the intellectual property of others or judgments we must pay to satisfy such claims;

- the potential cost of and delays in research and development as a result of any regulatory oversight applicable to our products; and

- the costs of responding to the other risks and uncertainties described in this report.

The various ways we could raise additional capital carry potential risks. If we raise funds by issuing equity securities, our stockholders' ownership interests will be diluted. Any equity securities we issue could also provide for rights, preferences, or privileges senior to those of holders of our common stock. If we raise funds by issuing debt securities, those debt securities would have rights, preferences, and privileges senior to those of holders of our common stock.

Agreements entered into in connection with debt financings may contain restrictive covenants and financial covenants. Our 2022 Revolving Facility Agreement imposes restrictions on us, including customary affirmative and negative covenants, which include restrictions on our ability to dispose of assets, effect certain mergers, incur indebtedness, grant liens, pay dividends and distributions on our capital stock, make certain investments and acquisitions, or enter into transactions with affiliates, in each case subject to customary exceptions, and require us to maintain compliance with specified financial covenants. Our obligations under the 2022 Revolving Credit Facility Agreement are secured by substantially all of our assets, and will be guaranteed by, and secured by substantially all of the assets of, our future domestic subsidiaries. Our ability to comply with these covenants and other restrictions may be affected by events beyond our control. The occurrence of an event of default could result in the acceleration of our obligations under the 2022 Revolving Facility Agreement, the termination of the lenders' commitments, a 2% increase in the applicable rate of interest and the exercise by Agent and the lenders of other rights and remedies provided for under the 2022 Revolving Facility Agreement or applicable law. Although we currently are in compliance with our 2022 Revolving Facility Agreement, if our operating and financial performance deteriorates, there would be an increased risk regarding future compliance with our debt covenants.

We may borrow additional amounts in the future (which would be subject to lender approval) and use the proceeds from any future borrowing for general corporate purposes, future acquisitions, expansion of our business or repurchases of our outstanding shares of common stock. Our incurrence of this debt, and increases in our aggregate levels of debt, may adversely affect our operating results and financial condition by, among other things:

- requiring a portion of our cash flow from operations to make interest payments on this debt; and
- increasing our vulnerability to general adverse economic and industry conditions.

Additional equity or debt financing might not be available on reasonable terms, if at all. If we cannot secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more research and development programs or sales and marketing initiatives. In addition, we may have to work with a partner on one or more of our development programs, which could lower the economic value of those programs to us.

Lastly, if we are unable to obtain the requisite amount of financing needed to fund our planned operations, it could have a material adverse effect on our business and ability to continue operating as a going concern.

Changes in tax laws or in their implementation or interpretation may adversely affect our business and financial condition.

Changes in U.S. federal, state, local and non-U.S. law may increase our effective tax rate and our results of operation. For example, in 2017, the United States enacted the Tax Cuts and Jobs Act, or the TCJA, which significantly reformed the Internal Revenue Code of 1986, as amended, or the Code. The TCJA contained significant changes to corporate taxation, including, beginning in 2022, eliminating the option to deduct research and development expenditures currently and instead requiring taxpayers to capitalize and amortize them over five years. However, recently proposed tax legislation, if enacted, would restore the ability to deduct currently domestic research and development expenditures through 2025 and would retroactively restore this benefit for 2022 and 2023. In addition, in 2022, the United States enacted the Inflation Reduction Act, or the IRA, which, among other things, imposed a one-percent excise tax on certain stock repurchases made by U.S. publicly-traded corporations on or after January 1, 2023. Such new tax laws and regulations could be enacted at any time, which could affect our tax profile and our business and financial performance. Further, existing tax laws, statutes, rules or regulations could be interpreted, changed, modified or applied adversely to us, which could materially impact our business, cash flow, financial condition or results of operations.

Our ability to use our net operating losses, or NOLs, and certain other tax attributes to offset future taxable income is subject to certain limitations.

As of December 31, 2023, we had federal and state NOL carryforwards of approximately $258.5 million and $404.6 million, respectively which will begin to expire in 2037 and 2032, respectively. As of December 31, 2023, we also had federal research tax credit carryforwards of $4.5 million and CA state tax credit carryforwards of $4.3 million.

In general, under Sections 382 and 383 of the Code and corresponding provisions of state law, a corporation that undergoes an "ownership change," generally defined as a greater than 50 percentage point change (by value) in its equity ownership by stockholders holding 5% or more over a three-year period, is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. We have conducted a study and determined that, through December 31, 2023, such ownership changes occurred in 2014 and 2018. Accordingly, our ability to use certain of our NOLs and other tax attributes to offset our taxable income is limited by Sections 382 and 383 of the Code. We may also experience such ownership changes in the future as a result of subsequent changes in our stock ownership (which may be outside our control). As a result, our ability to use our pre-change NOLs and other tax attributes to offset taxable income may be subject to limitations.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise become unavailable to offset future income tax liabilities. In addition, for state income tax purposes, state NOLs generated in one state cannot be used to offset income generated in another state, and there may be limitations on the use of state NOLs under state law. For these reasons, we may be unable to use a material portion of our NOLs and other tax attributes.

Our business may be subject to additional obligations to collect and remit sales tax and other taxes, and we may be subject to tax liability for past sales.

States and various local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We file sales tax returns in certain states where we have been advised or have determined we have an obligation to do so. However, we do not collect sales or other similar taxes in all states, and one or more states or foreign authorities could seek to impose additional sales, use or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. A successful assertion that we should be collecting additional sales or other taxes on our products in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business, financial condition and results of operations.

Because we sell our products internationally, we are faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

Because we sell our products internationally, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. Furthermore, one or more jurisdictions in which we do not believe we are subject to tax payment, withholding or filing requirements could assert that we are subject to such requirements. Any of these claims or assertions could have a material impact on us and the results of our operations.

We might not be able to continue as a going concern.

We had an accumulated deficit of $591.5 million as of December 31, 2023. During the years ended December 31, 2023 and 2022, we incurred negative cash flows. A tempering of COVID-19 testing demand has resulted in a loss from operations. Currently, the majority of our product revenue is related to sales of our Cue COVID-19 test, and while we have a number of tests submitted to the FDA for regulatory approval and in late state technical development, the receipt of such approvals is outside our control. These factors, underscored by the inherent uncertainty of obtaining timely regulatory approvals, when considered in the aggregate, raise substantial doubt about our ability to continue as a going concern. If we cannot continue as a viable entity, our stockholders would likely lose most or all of their investment in us.

If we are unable to generate sustainable operating profit and sufficient cash flows, then our future success will depend on our ability to raise capital. We are seeking additional financing and evaluating financing alternatives in order to meet our cash requirements for the next twelve months. We cannot be certain that raising additional capital, whether through selling additional debt or equity securities or obtaining a line of credit or other loan, will be available to us or, if available, will be on terms acceptable to us. If we issue additional securities to raise funds, these securities may have rights, preferences, or privileges senior to those of our common stock, and our current stockholders may experience dilution. If we are unable to obtain funds when needed or on acceptable terms, we may be required to curtail our current product development programs, cut operating costs, forego future development and other opportunities or even terminate our operations.

Product liability, product recall or personal injury issues could damage our reputation and have a significant adverse effect on our businesses, operating results, cash flows and/or financial condition.

The products that we sell could become subject to contamination, product tampering, mislabeling, recall or other damage. In addition, errors in the dispensing, packaging or administration of drugs or other products and consuming drugs in a manner that is not prescribed could lead to serious injury or death. Product liability or personal injury claims may be asserted against us with respect to any of the drugs or other products we sell or services we provide. Should a product or other liability issue arise, the coverage available under our insurance programs and the indemnification amounts available to us from third parties may not be adequate to protect us against the financial impact of the related claims. We also may not be able to maintain our existing levels of insurance on acceptable terms in the future. A product liability or personal injury issue or judgment against us or a product recall, tampering, or mislabeling could damage our reputation and have a significant adverse effect on our businesses, operating results and/or financial condition.

Risks Related to Manufacturing Our Products

We have limited experience manufacturing our products in commercial quantities; if we are unable to manufacture our products in the required quantities in a timely manner, our business could be materially adversely affected.

We have only limited experience in manufacturing our products in commercial quantities. We first began commercializing the Cue Health Monitoring System in June 2020 and only recently expanded our product line in 2023. We currently lease and operate three manufacturing facilities for the production of our Cue Cartridges: our Nancy Ridge facility, Vista facility and Waples facility. Given our limited commercial manufacturing experience and rapid ramp up of our manufacturing capabilities, we may be more susceptible to encountering production delays, interruptions or shortfalls than other companies with a longer track record of manufacturing products at commercial scale. Such production delays, interruptions or shortfalls may be caused by many factors, including the following:

- a setback in our anticipated timeline for finalizing the construction of our new production pods, which could result in manufacturing delays;

- key components of our products are provided by a single supplier or limited number of suppliers, and we do not maintain large inventory levels of these components such that, if we experience a shortage or quality issues in any of these components, we would need to identify and qualify new supply sources, which could increase our expenses and result in manufacturing delays;

- a delay in completing assembly of new controlled environment rooms at our manufacturing facility;

- state and federal regulations, including the FDA's Quality System Regulations, or QSR, for the manufacture of our products, noncompliance with which could cause an interruption in our manufacturing; and

- attraction and retention of qualified employees for our operations in order to significantly increase our manufacturing output.

In addition, our manufacturing facility and processes and those of our third-party suppliers are subject to unannounced FDA and state regulatory inspections for compliance with the QSR. Developing and maintaining a compliant quality system is time consuming and expensive. Failure to maintain compliance with, or not fully complying with the requirements of the FDA and state regulators, could result in enforcement actions against us or our third-party suppliers, which could include the issuance of warning letters, seizures, prohibitions on product sales, recalls and civil and criminal penalties, any one of which could significantly impact our manufacturing supply and impair our financial results.

If we, our suppliers or our contract manufacturers experience significant disruptions to our or their manufacturing capabilities or ability to source needed supplies and materials, our business may be materially adversely affected.

Our operations, or those of our suppliers or third-party contract manufacturers, could become subject to earthquakes, power shortages, telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and pandemics, including the COVID-19 pandemic, acts of terrorism, acts of war, including Russian's invasion of Ukraine, the military conflict between Israel and Hamas, other geopolitical unrest, and other natural or man-made disasters or business interruptions. Our corporate headquarters and manufacturing facilities are located in San Diego, California, near major earthquake faults and fire zones, and our suppliers and contract manufacturers may be subject to similar risks, whether due to earthquakes, fires or other natural disasters or business interruption risks. Our ability to obtain components for our Cue Cartridges would be disrupted if the operations of our suppliers were affected by a man-made or natural disaster or other business interruption. In addition, we rely on third party contract manufacturers for the manufacture of our Cue Readers and for some of the production of our Cue Wands. The occurrence of any type of business disruption at any of our own facilities or those of our suppliers or contract manufacturers could materially harm our operations, financial condition and results of operations, as well as otherwise have a material adverse effect on our business. While we maintain business interruption insurance to protect us from some of these risks, such insurance may not cover us for all business interruption risks we face and, even where we do have coverage, such coverage may not be sufficient in amount.

Over time, we may add new manufacturing facilities or relocate manufacturing to one more additional facilities, which may include additional facilities located elsewhere within or outside of the United States. The use of a new facility or new manufacturing, quality control, or environmental control equipment or systems generally requires FDA review and approval. Because of the time required to authorize manufacturing in a new facility under FDA and non-U.S. regulatory requirements, we may not be able to commence production at such a facility on a timely basis. The inability to perform our manufacturing activities, combined with our limited inventory of materials and components and manufactured products, may cause us to be unable to meet customer demand, cause customers and other users of our products to discontinue using the Cue Health Monitoring System, or harm our reputation, and we may be unable to reestablish relationships with such customers and users in the future.

We contract with third parties for the manufacture of our Cue Readers, Cue Wands and certain other components of the Cue Health Monitoring System. This reliance on third parties increases the risk that we will not have sufficient quantities of our Cue Health Monitoring System or such quantities at an acceptable cost, which could delay, prevent or impair our development or commercialization efforts.

While we manufacture all of our Cue Cartridges in our own manufacturing facilities, we rely, and expect to continue to rely, on third parties for the manufacture of our Cue Readers, Cue Wands and Cue Control Swab Packs. This reliance on third parties increases the risk that we will not have sufficient quantities of our Cue Readers, Cue Wands or quality control swabs that are included in our Cue Control Swab Packs or, ultimately, of our Cue Health Monitoring System or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

During the duration of our EUAs for our COVID-19 test, the FDA has waived certain current good manufacturing practices, or cGMP, requirements, including the quality system requirements under 21 CFR Part 820 with respect to the design, manufacture, packaging, labeling, storage, and distribution of our COVID-19 test but excluding Subpart H (Acceptance Activities, 21 CFR 820.80 and 21 CFR 820.86), Subpart I (Nonconforming Product, 21 CFR 280.90), and Subpart O (Statistical Techniques, 21 CFR 820.250). This means that our third-party manufacturing facilities will not need to, and may not, be compliant with all of the FDA's cGMPs. To the extent that we no longer have an EUA and need to seek FDA authorization for our COVID-19 test, we need to comply with cGMPs which may cause delays in production at our and our third-party manufacturing facilities.

In addition, while we audit and monitor our contract manufacturers to ensure they meet our contracted specifications, we have no control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds deficiencies with the manufacture of our products or if it finds deficiencies or withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to produce or market our COVID-19 tests and any future contemplated tests, if authorized for commercialization by the relevant regulatory agency.

If any contract manufacturing organization, or CMO, with whom we contract fails to perform its obligations, we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all. In such scenario, our Cue Health Monitoring System supply could be delayed significantly as we establish alternative supply sources for components of our Cue Health Monitoring System, such as Cue Readers or Cue Wands. In some cases, the technical skills required to manufacture our product components may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all. In addition, if we are required to change CMOs for any reason, we will be required to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations. We will also need to verify, such as through a manufacturing comparability study, that any new manufacturing process will produce our product components according to the specifications previously submitted to the FDA or another regulatory authority. The delays associated with the verification of a new CMO could negatively affect our ability to develop products or commercialize our products in a timely manner or within budget. Furthermore, a CMO may possess technology related to the manufacture of our products that such CMO owns independently. This would increase our reliance on such CMO or require us to obtain a license from such CMO in order to have another CMO manufacture our products. In addition, changes in manufacturers often involve changes in manufacturing procedures and processes, which could require that we conduct bridging studies between our prior contract manufacturing organization used in our clinical trials and that of any new manufacturer. We may be unsuccessful in demonstrating comparability which could require the conduct of additional clinical trials.

Further, our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals or authorizations, license revocation, seizures or recalls of products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business and supplies of our products.

We may be unable to establish any additional agreements with third-party manufacturers or do so on acceptable terms. Reliance on third-party manufacturers entails additional risks, including:

- reliance on the third party for regulatory compliance and quality assurance;

- the possible breach of the manufacturing agreement by the third party;

- the possible delay or stoppage in production of certain components of the Cue Health Monitoring System that delays shipments of Cue Readers or Cue Test Kits to our customers;

- the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

- the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Any products that we may develop may compete with our other products for access to manufacturing facilities.

Any performance failure on the part of our existing or future manufacturers could delay production and cause us to miss certain production targets. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. We may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our products may adversely affect our future profit margins and our ability to commercialize any products that receive regulatory approval on a timely and competitive basis.

Our suppliers may fail to deliver components according to schedules, prices, quality and volumes that are acceptable to us, or we may be unable to manage these components effectively.

Our products contain some components and raw materials that we purchase globally from single-source direct and indirect suppliers, some without long-term supply agreements. This exposes us to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions and other factors beyond our or our suppliers' control could also affect these suppliers' ability to deliver components to us or to remain solvent and operational. For example, a global shortage of microchips has been reported since early 2021. The semiconductor supply chain is complex and has historically been characterized by wide fluctuations in the demand for, and supply of, its products. These fluctuations have resulted in circumstances where supply of and demand for semiconductors has been widely out of balance. Wafer foundries that support chipmakers have not invested enough in recent years to increase capacities to the levels needed to support demand from all of their customers. Wafers have a long lead time for production which further exacerbates the shortage. The full extent to which this global shortage might impact us is not yet known. The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting our products. Moreover, our ramp up in production of our Cue Cartridges, or product design changes by us have required and may in the future require us to procure additional components in a short amount of time. Our suppliers may not be willing or able to sustainably meet our timelines or our cost, quality and volume needs, or to do so may cost us more, which may require us to replace them with other sources. Finally, we may experience supply chain and procurement issues at our facilities. While we believe that we will be able to secure additional or alternate sources or develop our own replacements for most of our components, there is no assurance that we will be able to do so quickly or at all. Additionally, we may be unsuccessful in our continuous efforts to negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms, source less expensive suppliers for certain components and redesign certain parts to make them less expensive to produce. Any of these occurrences may harm our business, prospects, financial condition and operating results.

As the scale of our Cue Health Monitoring System production increases, we will also need to accurately forecast, purchase, warehouse and transport components and raw materials at high volumes to our own and our third-party manufacturing facilities and servicing locations, which includes locations in the U.S. and China. If we are unable to accurately match the timing and quantities of component purchases to our actual needs or successfully implement automation, inventory management and other systems to accommodate the increased complexity in our supply chain and parts management, we may incur unexpected production disruption, storage, transportation and write-off costs, which may harm our business and operating results.

Risks Related to Our Intellectual Property

Our patent or other intellectual property protection for the Cue Health Monitoring System, products and Cue Integrated Care Platform may not be sufficient to prevent competitors from developing and commercializing tests and platforms similar to or otherwise comparable to our Cue Test Kits, products and Cue Integrated Care Platform, which could materially adversely affect our business and prospects.

As with other diagnostic testing companies, our success depends in large part on our ability to obtain, maintain and solidify a proprietary position for our Cue Integrated Care Platform and our current and any future tests, which will depend upon our success in obtaining effective patent protection and other intellectual property, in the United States and other countries, with respect to, such tests, their manufacturing processes and their intended methods of use, as well as enforcing those patent claims once granted and other intellectual property rights. In some cases, we may not be able to obtain issued patent claims or other registered intellectual property covering various aspects of our technologies which are sufficient to prevent third parties, such as our competitors, from utilizing our Cue Integrated Care Platform. Any failure to obtain or maintain patent and other intellectual property protection with respect to our Cue Integrated Care Platform or our current and any future tests or other aspects of our business could harm our business, financial condition and results of operations.

Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our patents. Additionally, we cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors or other third parties.

The patent prosecution process is expensive, time-consuming and complex, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, suppliers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek and obtain patent protection. In addition, our ability to obtain and maintain valid and enforceable patents depends in part on whether the differences between our inventions and the prior art allow our inventions to be patentable over the prior art. Furthermore, the publication of discoveries in scientific literature often lags behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to file for patent protection of such inventions.

Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties, and are therefore reliant on our licensors or licensees, and may be reliant on future licensors or licensees, to protect certain of our intellectual property used in our business. If such licensors or licensees fail to adequately protect this intellectual property or if we do not have exclusivity for the marketing of our tests, whether because our licensors do not grant us exclusivity or they do not enforce the intellectual property against our competitors, our ability to commercialize products could suffer.

Therefore, these and any of our patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

Defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship and the like, although we are unaware of any such defects that we believe are of importance. If we or any current or future licensors or licensees fail to establish, maintain, protect or enforce such patents and other intellectual property rights, such rights may be reduced or eliminated. If any current or future licensors or licensees are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation or prosecution of our patents or patent applications, such patents or applications may be invalid and/or unenforceable. Any of these outcomes could impair our ability to prevent competition from third parties, which may materially harm our business.

The strength of patent rights generally, and particularly the patent position of medical device companies, involves complex legal and scientific questions and can be uncertain, and has been the subject of much litigation in recent years. This uncertainty includes changes to the patent laws through either legislative action to changes to statutory patent law or court action that may reinterpret existing law or rules in ways affecting the scope or validity of issued patents or the chances that patent applications will result in issued claims and the scope of any such claims. Our current or future patent applications may fail to result in issued patents in the United States or foreign countries with claims that cover our current and any future tests. Even if patents do successfully issue from our patent applications, third parties may challenge the validity, enforceability or scope of such patents, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful challenge to our patents could deprive us of exclusive rights necessary for the successful commercialization of the Cue Health Monitoring System or our current and any future tests, which may harm our business. Furthermore, even if they are unchallenged, our patents may not adequately protect the Cue Health Monitoring System or our current and any future tests, provide exclusivity for our Cue Integrated Care Platform or such current or future tests or prevent others from designing around our claims. If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical technology and tests would be adversely affected. If the breadth or strength of protection provided by the patents we hold or pursue with respect to our current and any future tests is challenged, it could dissuade companies from collaborating with us to develop, or threaten our ability to commercialize, the Cue Health Monitoring System and our current and any future tests.

Patents have a limited lifespan. In the United States, the natural expiration of a utility patent is generally 20 years after its effective filing date and the natural expiration of a design patent is generally 14 years after its issue date, unless the filing date occurred on or after May 13, 2015, in which case the natural expiration of a design patent is generally 15 years after its issue date. However, the actual protection afforded by a patent varies from country to country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for the components of our Cue Health Monitoring System, we may be open to competition, which may harm our business prospects. Further, if we encounter delays in our development efforts, the period of time during which we could market the Cue Health Monitoring System under patent protection would be reduced and, given the amount of time required for the development, testing and regulatory review of planned or future tests, patents protecting our current and any future tests might expire before or shortly after such tests are commercialized. As our patents expire, the scope of our patent protection will be reduced, which may reduce or eliminate any competitive advantage afforded by our patent portfolio. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing platforms or tests similar or identical to ours.

Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own, currently or in the future, issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own now or in the future may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether our current and any future tests or other technologies will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or tests in a non-infringing manner which could harm our business, financial condition and results of operations.

Some of our patents and patent applications may in the future be jointly-owned with third parties. If we are unable to obtain an exclusive license to any such third-party joint-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing platforms or tests and technology. In addition, we may need the cooperation of any such joint-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could harm our business, financial condition and results of operations.

We have obtained license or service agreements from certain third-party intellectual property holders. If we breach our agreements, it could have a material adverse effect on our commercialization efforts for the Cue Health Monitoring System or our current and any future tests and services. Further, we may find it necessary or prudent to acquire or obtain licenses from third-party intellectual property holders. However, we may be unable to acquire or secure such licenses to any intellectual property rights from third parties that we identify as necessary for our current and any future tests. The acquisition or licensing of third-party intellectual property rights is a competitive area, and our competitors may pursue strategies to acquire or license third-party intellectual property rights that we may consider attractive or necessary. Our competitors may have a competitive advantage over us due to their size, capital resources and greater development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to acquire or license third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant tests, which could harm our business, financial condition and results of operations.

Patents covering our current, and any future tests, the Cue Health Monitoring System, or our technologies could be challenged by third parties. If our patents are found to be invalid or unenforceable, our business could be materially adversely affected.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States and abroad and may not provide us with adequate proprietary protection or competitive advantage against competitors with similar products. We may be subject to a third-party preissuance submission of prior art to the U.S. Patent and Trademark Office, or the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant and inter partes review, or IPR, or interference proceedings or other similar proceedings challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate or render unenforceable, such patent rights, allowing third parties to commercialize the Cue Health Monitoring System or our current and any future tests and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize the Cue Health Monitoring System or any current or future tests without infringing third-party patent rights. Moreover, we may have to participate in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge features of patentability with respect to our patents and patent applications. Such challenges may result in loss of patent rights, in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and tests, or limit the duration of the patent protection of the Cue Health Monitoring System or our current and any future tests or technologies. Such proceedings also may result in substantial cost and require significant time from our management, even if the eventual outcome is favorable to us.

In addition, if we initiate legal proceedings against a third-party to enforce a patent covering the Cue Health Monitoring System or our current and any future tests, the defendant could counterclaim that such patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Defenses of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. Third parties may also raise claims challenging the validity or enforceability of our patents before administrative bodies in the United States or abroad, even outside the context of litigation, including through re-examination, post-grant review, IPR, derivation proceedings and equivalent proceedings in foreign jurisdictions (such as opposition proceedings). Such proceedings could result in the revocation of, cancellation of or amendment to our patents in such a way that they no longer cover the Cue Health Monitoring System, our current and any future tests or technologies. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant or other third-party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the Cue Health Monitoring System, our current and any future tests and technology. Such a loss of patent protection would harm our business, financial condition and results of operations.

We rely substantially on our trademarks and trade names. If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be harmed.

We rely substantially upon trademarks to build and maintain the integrity of our brand. Our registered and unregistered trademarks or trade names may be challenged, infringed, circumvented, declared unenforceable or determined to be violating or infringing on other intellectual property rights. We may not be able to protect or enforce our rights to these trademarks and trade names, which we rely upon to build name recognition among potential partners and customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Asserting claims against such third parties may be prohibitively expensive. In addition, there could be potential trade name or trademark infringement or dilution claims brought by owners of other trademarks against us. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names or other intellectual property may be ineffective, could result in substantial costs and diversion of resources and could harm our business, financial condition and results of operations.

The diagnostic testing industry is characterized by intellectual property litigation and in the future we could become subject to litigation that could be costly, result in the diversion of management's time and efforts, require us to pay damages or prevent us from marketing the Cue Health Monitoring System or our existing or future tests.

Litigation regarding patents, trademarks, trade secrets, and other intellectual property rights is prevalent in the medical device and diagnostic sectors and companies in these sectors have used intellectual property litigation to gain a competitive advantage. Our commercial success depends in part upon our ability and that of our contract manufacturers and suppliers to manufacture, market, and sell our planned tests, and to use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. Because we have not conducted a comprehensive freedom to operate analysis for patents related to the Cue Health Monitoring System or our tests, we may not be aware of issued patents that a third-party, including a competitor, might assert are infringed by the Cue Health Monitoring System or our current or any future tests, which could materially impair our ability to commercialize the Cue Health Monitoring System or our current or any future tests. Even if we diligently search third-party patents for potential infringement by the Cue Health Monitoring System or our current or any future tests, we may not successfully identify patents that the Cue Health Monitoring System or our current or any future tests may infringe. If we are unable to secure and maintain freedom to operate, others could preclude us from commercializing the Cue Health Monitoring System or our current or future tests. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future tests and technology, whether or not we are actually infringing, misappropriating or otherwise violating the rights of third parties. Like other companies operating in the diagnostic testing space, we have, from time to time, received demand letters from third parties claiming that our business allegedly infringes their patents; however, in each case we have investigated the alleged claims and, in our responses to the claimants, have disputed their allegations as lacking any merit, and to date, no legal proceeding has ever been initiated by such third parties. In addition, while we have not conducted a comprehensive freedom to operate analysis, we are aware of patent claims that could be alleged to cover the methodology and compositions used by the Cue Health Monitoring System. While we believe that the patent claims may not be valid and that they may be reasonably challenged for validity, there can be no assurance that any such challenge would be successful. In the future, other third parties may assert infringement claims against us based on existing or future intellectual property rights, regardless of merit. If we are found to infringe a third-party's intellectual property rights, we could be required to obtain a license from such third-party to continue developing and marketing the Cue Health Monitoring System, our current and any future tests and technology. We may also elect to enter into such a license to settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or tests. In addition, we could be found liable for monetary damages, which may be significant. If we are found to have willfully infringed a third-party patent, we could be required to pay treble damages and attorneys' fees. A finding of infringement could prevent us from commercializing our planned tests in commercially important territories, or force us to cease some of our business operations, which could harm our business. A number of our employees were or may have been previously employed at, and a number of our current advisors and consultants are employed or may be employed by, universities or other biotechnology, medical device or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, advisors and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we, or these employees, have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a similar negative impact on our business to the infringement claims discussed above.

Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on the price of our common shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could harm our business, financial condition and results of operations.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition and results of operations may be harmed.

Obtaining and maintaining our intellectual property, including patent, protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government agencies, and our intellectual property, including patent, protection could be reduced or eliminated for non-compliance with these requirements.

Obtaining and maintaining our intellectual property, including patent, protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government agencies, and our intellectual property, including patent, protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on intellectual property registrations and applications will be due to be paid to the applicable government agencies, including with respect to patents and patent applications the USPTO and similar agencies outside of the United States, over the lifetime of our intellectual property registrations and applications, including our patents and patent applications. The various applicable government agencies, including with respect to patents and patent applications the USPTO and similar agencies outside of the United States, require compliance with several procedural, documentary, fee payment and other similar provisions during the application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in the abandonment or lapse of the intellectual property registration or application, resulting in a partial or complete loss of intellectual property rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of an intellectual property registration or application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, potential competitors might be able to enter the market with similar or identical platforms, tests or technology, which could harm our business, financial condition and results of operations.

We have foreign intellectual property rights and may not be able to protect our intellectual property and proprietary rights throughout the world, which could harm our business, financial condition and results of operations.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents or trademarks on the Cue Health Monitoring System, Cue Virtual Care Delivery Apps, Cue Data and Innovation Layer and our current and any future tests in all countries throughout the world would be prohibitively expensive, and the laws of foreign countries may not protect our rights to the same extent as the laws of the United States.

Consequently, we may not be able to prevent third parties from practicing our inventions or utilizing our trademarks in all countries outside the United States, or from selling or importing the Cue Health Monitoring System or tests made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own platforms or tests and, further, may export otherwise infringing platforms or tests to territories where we have patent protection but enforcement is not as strong as that in the United States. These platforms and tests may compete with the Cue Health Monitoring System or our current and any future tests, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing tests in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect the Cue Health Monitoring System or our current and any future tests.

Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act, or the America Invents Act, enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third-party was the first to invent the claimed invention. A third-party that files a patent application in the USPTO after March 2013, but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by such third-party. This will require us to be cognizant of the time from invention to filing of a patent application. Since patent applications in the United States and most other countries are confidential for a period of time after filing or until issuance, we cannot be certain that we were the first to file any patent application related to the Cue Health Monitoring System or our current and any future tests.

The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, IPR and derivation proceedings.

Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third-party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third-party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third-party as a defendant in a district court action. Therefore, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. In addition, future actions by the U.S. Congress, the federal courts and the USPTO could cause the laws and regulations governing patents to change in unpredictable ways. Any of the foregoing could harm our business, financial condition and results of operations.

In addition, recent U.S. Supreme Court rulings have made and will likely continue to make changes in how the patent laws of the United States are interpreted. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. We cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse changes in the patent laws of other jurisdictions could also harm our business, financial condition, results of operations and prospects.

We may be subject to claims challenging the ownership or inventorship of our patents and other intellectual property and, if unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms, or at all, or to cease the development, manufacture and commercialization of one or more of our current and any future tests.

We may be subject to claims that current or former employees, collaborators or other third parties have an interest in our patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our current and any future tests. Litigation may be necessary to defend against these and other claims challenging inventorship of our patents, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our current and any future tests. If we were to lose exclusive ownership of such intellectual property, other owners may be able to license their rights to other third parties, including our competitors. We also may be required to obtain and maintain licenses from third parties, including parties involved in any such disputes. Such licenses may not be available on commercially reasonable terms, or at all, or may be non-exclusive. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture and commercialization of one or more of our current and any future tests. The loss of exclusivity or the narrowing of our patent claims could limit our ability to stop others from using or commercializing similar or identical technology and tests. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could harm our business, financial condition and results of operations.

Third-party claims of intellectual property infringement, misappropriation or other violation against us or our collaborators may prevent or delay the sale and marketing of Cue Health Monitoring Systems.

The diagnostic testing industry is highly competitive and dynamic. Due to the focused research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain in the future. As such, we could become subject to significant intellectual property-related litigation and proceedings relating to our or third-party intellectual property and proprietary rights.

Our commercial success depends in part on our and any potential future collaborators' ability to develop, manufacture, market and sell the Cue Health Monitoring System, including any tests that we may develop and use our proprietary technologies without infringing, misappropriating or otherwise violating the patents and other intellectual property or proprietary rights of third parties. It is uncertain whether the issuance of any third-party patent would require us or any potential collaborators to alter our development or commercial strategies, obtain licenses or cease certain activities. The medical device industry is characterized by extensive litigation regarding patents and other intellectual property rights, as well as administrative proceedings for challenging patents, including interference, inter partes or post-grant review, derivation and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions.

Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the point-of-care and at-home over-the-counter molecular diagnostic testing field, and such third parties, including our competitors, may currently have patents or obtain patents in the future and claim that the manufacture, use or sale of the Cue Health Monitoring System or our current and any future tests infringes upon these patents. Although no third party has initiated any legal proceedings asserting a claim of patent infringement against us as of the date of this registration statement, third parties may hold proprietary rights that could prevent the manufacture, use or sale of the Cue Health Monitoring System. For example, while we have not conducted a comprehensive freedom to operate analysis, we are aware of patent claims that could be alleged to cover the methodology and compositions used by the Cue Health Monitoring System. While we believe that the patent claims may not be valid and that they may be reasonably challenged for validity, there can be no assurance that any such challenge would be successful. Beyond the foregoing potential conflicts, we have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and can give no assurance that other patents containing claims covering the Cue Health Monitoring System or our current and any future tests, parts of the Cue Health Monitoring System or our current and any future tests, technology or methods do not exist, have not been filed or could not be filed or issued. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which the Cue Health Monitoring System or our current or future tests infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. As the number of competitors in our market grows and the number of patents issued in this area increases, the possibility of patent infringement claims against us escalates.

In the event that any third-party claims that we infringe their patents or that we are otherwise employing their proprietary technology without authorization and initiates litigation against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed by the Cue Health Monitoring System or our current and any future tests, which could harm our ability to commercialize the Cue Health Monitoring System or any test we may develop and any other technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If we are found to infringe third-party intellectual property rights, including patents, and we are unsuccessful in demonstrating that such patents or other intellectual property rights are invalid or unenforceable, such third parties may be able to block our ability to commercialize the Cue Health Monitoring System, the applicable tests or technology unless we obtain a license under the applicable patents, or until such patents expire or are finally determined to be held invalid or unenforceable. Such a license may not be available on commercially reasonable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay significant license fees and/or royalties, and the rights granted to us might be non-exclusive, which could result in our competitors gaining access to the same technology. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, we may be unable to commercialize the Cue Health Monitoring System or our current and any future tests, or such commercialization efforts may be significantly delayed, which could in turn significantly harm our business.

Defense of infringement claims, regardless of their merit or outcome, would involve substantial litigation expense and would be a substantial diversion of management and other employee resources from our business, and may impact our reputation. In the event of a successful claim of infringement against us, we may be enjoined from further developing or commercializing the Cue Health Monitoring System, the infringing tests and/or have to pay substantial damages for use of the asserted intellectual property, including treble damages and attorneys' fees were we found to willfully infringe such intellectual property. Claims that we have misappropriated the confidential information or trade secrets of third parties could harm our business, financial condition and results of operations. We also might have to redesign the Cue Health Monitoring System, our infringing tests or technologies, which may be impossible or require substantial time and monetary expenditure.

Engaging in litigation to defend against third-party infringement claims is very expensive, particularly for a company of our size, and time-consuming. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of litigation or administrative proceedings more effectively than we can because of greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings against us could impair our ability to compete in the marketplace. The occurrence of any of the foregoing could harm our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, or the patents of any future licensing partners, or we may be required to defend against claims of infringement. In addition, our patents or the patents of any such licensing partners also may become involved in inventorship, priority or validity disputes. To counter or defend against such claims can be expensive and time-consuming. In an infringement proceeding, a court may decide that our patent is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover such technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses and could distract our management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial negative impact on our common stock price. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could harm our ability to compete in the marketplace. Any of the foregoing could harm our business, financial condition and results of operations.

We may be subject to claims that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property. Such claims could harm our business, financial condition and results of operations.

As is common in the diagnostic testing industry, our employees, consultants and advisors may be currently or previously employed or engaged at universities or other medical device, healthcare and technology companies, including our competitors and potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may in the future become subject to claims that we or these people have, inadvertently or otherwise, used or disclosed intellectual property, including trade secrets or other proprietary information, of their current or former employer. Also, we may in the future be subject to claims that these people are violating non-compete agreements with their former employers. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could harm our business, financial condition and results of operations. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could harm our business, financial condition and results of operations.

Intellectual property rights do not necessarily address all potential threats, and limitations in intellectual property rights could harm our business, financial condition and results of operations.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make systems or tests that are similar to the Cue Health Monitoring System or our current and any future tests or utilize similar technology but that are not covered by the claims of our patents or that incorporate certain technology in the Cue Health Monitoring System or our current and any future tests that is in the public domain;

- we, or our current and future licensors or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;

- we, or our current and future licensors or collaborators, may fail to meet our obligations to the U.S. government regarding any future patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

- it is possible that our current or future pending patent applications will not lead to issued patents;

- it is possible that there are prior public disclosures that could invalidate our patents, or parts of our patents;

- it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our current and any future test or technology similar to ours;

- it is possible that our patents or patent applications omit people that should be listed as inventors or include people that should not be listed as inventors, which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

- issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

- the claims of our patents or patent applications, if and when issued, may not cover our current and any future tests or technologies;

- the laws of foreign countries may not protect our proprietary rights or the rights of future licensors or collaborators to the same extent as the laws of the United States;

- the inventors of our patents or patent applications may become involved with competitors, develop test or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

- our competitors or other third parties might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive platforms or tests for sale in our major commercial markets;

- we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing platforms or tests that are outside the scope of our patents;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may harm our business; or

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.

Any of the foregoing could harm our business, financial condition and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed. If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent protection for the Cue Health Monitoring System and our current and any future tests, we also rely upon unpatented trade secrets, know-how and continuing technological innovation to develop and maintain a competitive position, especially where we do not believe patent protection is appropriate or obtainable. Trade secrets and know-how can be difficult to protect. We seek to protect such proprietary information, in part, through non-disclosure and confidentiality agreements with our employees, collaborators, contractors, advisors, consultants and other third parties and invention assignment agreements with our employees. We also have agreements with our consultants that require them to assign to us any inventions created as a result of their working with us. The confidentiality agreements are designed to protect our proprietary information and, in the case of agreements or clauses containing invention assignment, to grant us ownership of technologies that are developed through a relationship with employees or third parties.

We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information. Additionally, despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third-party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor or other third-party, our competitive position would be materially and adversely harmed. Furthermore, we expect these trade secrets, know-how and proprietary information to over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology and the movement of personnel from academic to industry scientific positions.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these people, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known, or be independently discovered by, competitors. To the extent that our employees, consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions, which could harm our business, financial condition and results of operations.

Risks Related to Government Regulation and Our Industry

The Cue Health Monitoring System and our current and future tests require marketing authorizations, clearances or approvals from regulatory agencies before they can be marketed. Any such regulatory process would be expensive, time-consuming and uncertain both in timing and in outcome. If we fail to obtain or maintain necessary marketing authorizations, clearance, or approval, or if such authorizations, clearances or approvals for future products are delayed or not issued, it will negatively affect our business, financial condition and results of operations.

While we received two EUAs and FDA authorization for our COVID-19 test and EUA for our mpox test, our strategy is to expand our product line to encompass products that are intended to be used at the point-of-care and at-home. Such products will be subject to regulation by the FDA as medical devices, including requirements for regulatory authorization, clearance or approval of such products before they can be marketed. Accordingly, we will be required to obtain marketing authorization, clearance, or approval, in order to sell our future products in a manner consistent with FDA laws and regulations. Such processes are expensive, time-consuming and uncertain; our efforts may never result in any marketing authorization, clearance, or approval; and failure by us to obtain or comply with such marketing authorizations, clearances or approvals could have an adverse effect on our business, financial condition or operating results. The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.

In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance, PMA approval or approval of a de novo application from the FDA, unless an exemption applies. The FDA also has authority to issue EUAs in times of crises such as pandemics (declaration of emergencies), which the FDA granted us for our COVID-19 test.

In the United States, outside of the context of the EUA application process, our tests will likely need to obtain clearance through the 510(k) premarket notification process. If the FDA requires us to go through a lengthier, more rigorous process for future products or modifications to existing products than expected, our product introductions or modifications could be delayed or cancelled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under a PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products. Further, even with respect to those future products where a PMA is not required, we may not be able to obtain the 510(k) clearances with respect to those products. The FDA can delay, limit or deny 510(k) clearance or PMA approval of a device for many reasons, including:

- we may not be able to demonstrate to the FDA's satisfaction that our tests are safe and effective for their intended uses;

- the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

- the manufacturing process or facilities we use or contract to use may not meet applicable requirements; and

- disruptions at the FDA caused by funding shortages or global health concerns, including the COVID-19 pandemic.

The FDA may refuse our requests for 510(k) clearance, de novo or PMA of new products, new intended uses or modifications to existing products.

From time to time, legislation is drafted and introduced in the United States that could significantly change the statutory provisions governing any regulatory approval or clearance that we receive in the United States. For example, in December 2022, as part of the Food and Drug Omnibus Reform Act of 2022, the U.S. Congress imposed new requirements for medical devices that include software, including software as or in a device; have the ability to connect to the internet; and contain technological characteristics that could be vulnerable to cybersecurity threats. Among other things, in the future, premarket submissions for these "cyber devices" will have to include information about cybersecurity and plans to address cybersecurity vulnerabilities. Legislative changes such as this, along with any changes the FDA may make to its clearance and approval policies, procedures and/or regulations which may prevent or delay approval or clearance of our tests under development or impact our ability to modify our currently approved or cleared tests on a timely basis.

Modifications to our Cue Health Monitoring System and any current or future tests may require new regulatory authorizations, clearances or approvals or may require us to recall or cease marketing our Cue Health Monitoring System or any current or future tests until authorizations, clearances or approvals are obtained.

Once our Cue Health Monitoring System or any current or future tests are initially authorized, cleared or approved, modifications to such products may require new regulatory authorizations, approvals or clearances, including additional EUAs, 510(k) clearances or PMA approvals, or may require us to recall or cease marketing the modified devices until these authorizations, clearances or approvals are obtained. The FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new authorization, approval, supplement or clearance. A manufacturer may determine that a modification would not significantly affect safety or efficacy and does not represent a major change in its intended use, so that no new 510(k) clearance is necessary. However, the FDA can review a manufacturer's decision and may disagree. The FDA may also on its own initiative determine that a new clearance or approval is required. We may make modifications to our tests in the future. For example, we are developing additional software components to our tests, which may require new clearances or approvals from the FDA. If the FDA requires new authorizations, clearances or approvals for the modifications, we may be required to recall and to stop marketing our tests, as modified, which could require us to redesign our tests and harm our operating results. In these circumstances, we may be subject to significant enforcement actions.

If a manufacturer determines that a modification to an FDA 510(k)-cleared device could significantly affect its safety or efficacy, or would constitute a major change in its intended use, then the manufacturer must file for a new 510(k) clearance or possibly a PMA application. Where we determine that modifications to our products require a new 510(k) clearance or PMA, we may not be able to obtain those additional clearances or approvals for the modifications or additional indications in a timely manner, or at all. Obtaining authorizations, clearances and approvals can be a time-consuming process, and delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced tests in a timely manner, which in turn would harm our future growth.

We require a waived designation under the Clinical Laboratory Improvement Amendments of 1988 from the FDA for our products to be used at the point-of-care, and outside of the clinical laboratory setting.

Our COVID-19 test is currently marketed pursuant to EUAs we received from the FDA in June 2020, for point-of-care use, and in March 2021, for at-home and over-the-counter use without a prescription. However, in June 2023, we received De Novo authorization for our molecular test to detect COVID-19. A Clinical Laboratory Improvement Amendments of 1988, or CLIA,-waived designation by the FDA is required for our products to be used at the point-of-care, and outside of the clinical laboratory setting but is not required for our at-home and over-the-counter COVID-19 test. We are subject to CLIA and its implementing regulations in the United States which establish quality standards for all laboratory testing to ensure the accuracy, reliability and timeliness of patient test results regardless of where the test is performed. Laboratory tests regulated under CLIA are categorized by the FDA as waived, moderate complexity or high complexity based on set criteria. Tests that are waived by regulation, or cleared, approved, or otherwise authorized by the FDA for home use or a point-of-care test, are deemed waived following marketing authorization. If a test is not deemed waived, a manufacturer of a test categorized as moderate complexity may request categorization of the test as waived through a CLIA Waiver by Application submission to the FDA. The manufacturer must provide evidence to the FDA that a test meets the CLIA statutory criteria for waiver, including, among other things, that the test employs methodologies that are so simple and accurate as to render the likelihood of erroneous results by the user negligible. When a test is categorized as waived, it may be performed by laboratories with a Certificate of Waiver, which is issued by the Centers for Medicare & Medicaid Services, or CMS, the federal agency responsible for the oversight of clinical laboratories, which includes issuing waiver certificates. We are also required to maintain a license to conduct testing in California. California laws establish standards for day-to-day operation of our clinical laboratory, including the training and skills required of personnel and quality control. If, for future tests, we fail to obtain, or experience significant delays in obtaining, a waiver approval by the FDA for our tests, our tests will only be able to be performed by CLIA certified or accredited and state licensed laboratories, which may limit our commercial success and have an adverse effect on our business, financial condition or operations. Further, if we fail to meet the requirements for our CLIA Waiver or California state laboratory license, we could be subject to significant fines, penalties, administrative sanctions, any of which could have an adverse effect on our business, financial condition or operations.

If we fail to comply with the FDA's Quality System Regulation's ("QSR") our manufacturing operations could be interrupted and our Cue Health Monitoring System sales and operating results could suffer.

Although full compliance may not be required under an EUA, we are required to comply with some requirements of the FDA's QSR, which covers the methods used in, and the facilities and controls used for, the design, testing, manufacture, quality assurance, labeling, packaging, sterilization, storage and shipping of our tests. The FDA enforces the QSR through periodic announced and unannounced inspections of our manufacturing facilities. The failure by us or one of our current or future manufacturers or suppliers to comply with the QSR or other applicable statutes and regulations administered by the FDA and other regulatory authorities, or the failure to timely and adequately respond to any adverse inspectional observations, could result in, among other things, any of the following enforcement actions:

- untitled letters, warning letters, injunctions, civil penalties and criminal fines;

- customer notifications or repair, replacement, refunds, recall, detention or seizure of our tests;

- operating restrictions or partial suspension or total shutdown of production;

- refusing or delaying our requests for approval of a PMA or 510(k) clearance of new products, modified products or new indications of authorized products;

- withdrawing PMA approvals or reclassifying devices that have 510(k) clearances;

- refusal to grant export certificates for our tests; or

- criminal prosecution.

Any of these actions could impair our ability to produce our tests in a cost-effective and timely manner to meet our customers' demands once approved for marketing. Furthermore, our key suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce components of our Cue Health Monitoring System on a timely basis and in the required quantities, if at all.

Our Cue Health Monitoring System is and will continue to be, subject to extensive regulation and compliance obligations, which are costly and time-consuming, and such regulation may cause unanticipated delays or prevent the receipt of the required authorizations, clearances or approvals to commercialize our Cue Health Monitoring System and any current or future test.

The manufacture, labeling, advertising, promotion, record-keeping, post-market surveillance and marketing of medical devices are subject to extensive regulation and review by the FDA and numerous other governmental authorities in the United States as well as foreign countries where we may sell our tests. Even after we have obtained EUA approval, 510(k) clearance or PMA approval to market a product, we have ongoing responsibilities under FDA and other regulations. The FDA and other national governmental authorities have broad enforcement powers. The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs or lower than anticipated sales. Our failure to comply with applicable regulatory requirements could result in enforcement actions such as:

- civil penalties;

- delays on or denials of pending requests for 510(k) clearance or PMA approval;

- recalls or seizures;

- withdrawals or suspensions of current PMA approvals or reclassification of 510(k) cleared devices, resulting in prohibitions on sales of our tests, if approved;

- warning letters or untitled letters;

- operating restrictions, including a partial or total shutdown of production on our tests for any indication;

- refusal to issue export approvals or certifications;

- obtaining injunctions preventing us from manufacturing or distributing our products;

- commencing criminal prosecutions; and

- total prohibitions on our sales.

For example, in the past, we have received inquiries from the FDA into the marketing of our tests, reporting of any potential inaccurate test results, and canceled tests. The incurrence or commencement of any such action would harm our reputation and cause sales of our tests to suffer and may prevent us from generating revenue.

In order to facilitate the rapid and thorough public health response to the COVID-19 pandemic, the CARES Act requires every laboratory that performs or analyzes a test that is intended to detect SARS-CoV-2 or to diagnose a possible case of COVID-19 to report the results from each such test to the Secretary of U.S. HHS. The CARES Act also authorized the HHS Secretary to identify the form and manner, as well as the timing and frequency, of such reporting. Based on subsequent guidance issued by the U.S. HHS on June 4, 2020, all laboratories, including testing locations operating as temporary overflow or remote locations for a laboratory, and other facilities or locations performing testing at point-of-care or with at-home specimen collection related to SARS-CoV-2, must report data for all testing completed, for each individual tested, within 24 hours of results being known or determined, on a daily basis to the appropriate state or local public health department based on the individual's residence. If governmental authorities conclude that our reporting processes do not comply with applicable law, we may be subject to penalties and other damages.

Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation,

business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.

We are subject to the FDA's medical device reporting regulations and similar foreign regulations, which require us to report to the FDA and/or foreign regulatory authorities when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA's authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.

Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. We may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

The misuse or off-label use of our tests may harm our reputation or the image of our tests in the marketplace, or result in injuries that lead to product liability suits, which could be costly to our business. Moreover, we could be subject to FDA sanctions if we are deemed to have engaged in off-label promotion.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of a medical device for an indication that has not been approved or cleared by the FDA, referred to as an off-label use. The FDA does not restrict or regulate a physician's use of a medical device within the practice of medicine, and we cannot prevent a physician from using our tests for an off-label use. If the FDA determines that our promotional materials constitute the unlawful promotion of an off-label use, it could subject us to regulatory or enforcement actions, including revocation of our existing EUA, additional civil money penalties, criminal fines and penalties, and exclusion from participation in federal health programs, among others. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities. In that event, our reputation could be damaged and the use of our tests in the marketplace could be impaired.

Furthermore, the use of our tests for indications other than those that have been approved or cleared by the FDA may lead to performance issues or produce erroneous results, which could harm our reputation in the marketplace among physicians and consumers and increase the risk of product liability. Product liability claims are expensive to defend and could divert our management's attention from our primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.

Clinical trials necessary to support a future test submission will be expensive and may require the enrollment of large numbers of subjects, and suitable subjects may be difficult to identify and recruit. Delays or failures in our clinical trials will prevent us from commercializing any modified or new tests and will adversely affect our business, operating results and prospects.

Initiating and completing clinical trials necessary to support a future EUA, 510(k), PMA, or de novo submission, will be time consuming and expensive and the outcome uncertain. Moreover, the results of early clinical trials are not necessarily predictive of future results, and any test we advance into clinical trials may not have favorable results in later clinical trials.

We expect all of our tests in our expected future test menu to require clinical studies or trials.

Conducting successful clinical trials will require the enrollment of large numbers of subjects, and suitable subjects may be difficult to identify and recruit. Subject enrollment in clinical trials and completion of subject participation depends on many factors, including the nature of the trial protocol, the attractiveness of, or the discomforts and risks associated with, the indication of the underlying test, the availability of appropriate clinical trial investigators, support staff, proximity of subjects to clinical sites, the ability of sites to comply with the eligibility and exclusion criteria for participation in the clinical trial, and subject's ability and willingness to comply with protocol requirements. In addition, subjects may not participate in our clinical trials if they choose to participate in contemporaneous clinical trials of competitive products.

In addition, our clinical trials may in the future be affected by the COVID-19 pandemic or other epidemics or pandemics that may occur. We are unable to predict with confidence the duration of any such potential subject enrollment delays and difficulties, whether related to COVID-19 or otherwise. Delays in subject enrollment or failure of subjects to continue to participate in a clinical trial may cause an increase in costs and delays in the approval and attempted commercialization of our tests or result in the failure of the clinical trial.

Development of sufficient and appropriate clinical protocols to demonstrate safety and efficacy are required and we may not develop such protocols that are adequate to support clearance and approval. Further, the FDA may require us to submit data on a greater number of subjects than we originally anticipated and/or for a longer follow-up period or change the data collection requirements or data analysis applicable to our clinical trials. In addition, despite considerable time and expense invested in our clinical trials, the FDA may not consider our data adequate for approval. Such increased costs and delays or failures could adversely affect our business, operating results and prospects.

Changes in funding or disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner, or at all, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; statutory, regulatory, and policy changes; and other events that may otherwise affect the FDA's ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result of these and other factors. In addition, funding of other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other government agencies have occurred in recent years and may continue to occur in the future due, for example, to political disagreements in Congress concerning the federal budget or to the occurrence of public health emergencies like COVID-19. These disruptions may slow the time necessary for new product applications to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, or if the ability of the FDA or other regulatory authorities to conduct their regular inspections, reviews, or other regulatory activities continues to be impacted by global health concerns or other considerations, it could significantly impact the ability of these regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We expect to rely on third parties in conducting future clinical studies of diagnostic products that may be required by the FDA or other regulatory authorities, and those third parties may not perform such clinical studies satisfactorily.

We do not have the ability to independently conduct clinical studies that may be required to obtain FDA and other regulatory clearance or approval for future diagnostic products. Accordingly, we expect that we would rely on third parties, such as, laboratories, clinical investigators, clinical research organizations ("CROs"), consultants, and collaborators to conduct such studies if needed. Our reliance on these third parties for clinical and other development activities would reduce our control over these activities but will not relieve us of our responsibilities. We will remain responsible for ensuring that each of our clinical studies is conducted in accordance with the general investigational plan and protocols for the study. Moreover, the FDA requires us to comply with "good clinical practice" standards, commonly referred to as GCPs, for conducting, recording and reporting the results of clinical studies to assure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of patients in clinical studies are protected. Furthermore, the third parties upon which we rely for clinical trials may also have relationships with other entities, some of which may be our competitors. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to comply with regulatory requirements or otherwise fail to conduct the study to current GCP standards or are delayed for a significant time in achieving full enrollment or executing our trials, including on account of the outbreak of infectious disease, such as the COVID-19 pandemic, or otherwise, we may be affected by increased costs, program delays or both, any resulting data may be unreliable or unusable for regulatory purposes, and we may be subject to enforcement action.

If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our products on a timely basis, if at all, and our business, operating results and prospects may be adversely affected.

We are subject to stringent and changing Data Protection Laws, Privacy Policies and Data Protection Obligations. The actual or perceived failure by us or our vendors, to comply with such obligations could harm our reputation, subject us to significant fines and liability, or otherwise adversely affect our business.

We are subject to numerous Data Protection Laws that govern the processing of personal information, individually identifiable information and health information and Data Protection Obligations. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Our actual or perceived failure to comply with any of these Data Protection Laws could result in enforcement actions, inquires, or other proceedings against us, and in certain cases may result in claims, demands, and litigation initiated by non-governmental persons and groups, and may result in substantial liabilities and other consequences, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business.

As we seek to expand our business, we are, and will increasingly become, subject to various Data Protection Laws as well as Data Protection Obligations, relating to the processing of sensitive and personal information in the jurisdictions in which we operate. In many cases, these laws, regulations and standards apply not only to disclosures to third parties, but also to transfers of information between or among our entities and other parties with which we have commercial relationships, as well as other types of processing such information. These Data Protection Laws may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that will materially and adversely affect our business, financial condition and results of operations. The regulatory framework for data privacy, data security and data transfers worldwide is rapidly evolving and, as a result, interpretation and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future.

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personal information. These laws and regulations include the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, or collectively referred to as the HIPAA Rules, which establish a set of national privacy and security standards to safeguard PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates and their subcontractors with whom such covered entities contract for services that involve the creation, receipt, maintenance or transmission of PHI for or on behalf of a covered entity or another business associate. HIPAA requires covered entities and business associates to, among other things, develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical, and technical safeguards to protect such information and ensure the confidentiality, integrity and availability of electronic PHI. As this applies to our business, we are required to maintain security standards for any PHI that we create, receive, maintain, or transmit. Any software will maintain security safeguards that are designed to be consistent with the HIPAA Rules, but we cannot guarantee that these safeguards will not fail or that they will not be deemed inadequate in the future. In addition, we could be subject to periodic audits for compliance with the HIPAA Privacy and Security Standards by the U.S. HHS, and our customers. The U.S. HHS Office for Civil Rights may impose significant penalties on entities subject to HIPAA for a failure to comply with a requirement of the HIPAA Rules. Penalties will vary significantly depending on factors such as the date of the violation, whether the entity knew or should have known of the failure to comply, or whether the entity's failure to comply was due to willful neglect. A single breach incident may violate multiple standards. In addition, a person who knowingly obtains or discloses individually identifiable health information in violation of HIPAA may face significant criminal penalties and imprisonment. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs, and attorneys' fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. Additionally, if we are unable to properly protect the privacy and security of the PHI of our customers, we could be found to have breached our contracts. Determining whether PHI has been handled in compliance with applicable privacy standards and our contractual obligations can be complex and we cannot be sure how these regulations will be interpreted, enforced, or applied to our operations.

In addition, many states in which we operate have laws that protect the privacy and security of sensitive and personal information, including health-related information. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Confidentiality of Medical Information Act, or CMIA, which is a state law imposing obligations similar to the HIPAA Rules, protects "medical information" held by providers of health care, health plans, and subcontractors, and specifically regulates mobile applications used for, among other things, the diagnosis of medical conditions as "health care providers" pursuant to Section 56.06 of the Civil Code. This means that we are subject to additional privacy requirements that are not otherwise applicable to business associates under the HIPAA Rules. If, for example, we were to disclose information to a third party where such disclosure is not permitted by CMIA, we could be subject to administrative fines and/or civil penalties per violation that vary based on whether the disclosure was due to negligence, was done knowingly and willfully, or was knowingly and willfully and "for purposes of financial gain." The CMIA also imposes criminal penalties. Section 56.36 provides that any violation of the CMIA's nondisclosure provisions that results in an economic loss or personal injury to a patient is punishable as a misdemeanor. Moreover, unlike HIPAA, CMIA authorizes a private right of action for any violation of its provisions, including inappropriate access to, use, or disclosure of "medical information." Actual injuries are not required to bring an action under CMIA. The courts may award nominal damages of $1,000 per person, plus costs and attorney's fees for a negligent disclosure and may award compensatory and punitive damages, plus attorneys' costs and fees for economic losses or personal injury resulting from the disclosure. This private right of action may increase the likelihood of, and risks associated with, litigation in association with any data breach.

Another California law, the California Consumer Privacy Act of 2018, or CCPA, which increases privacy rights for California residents and imposes stringent data privacy and security obligations on companies that process their personal information, came into effect on January 1, 2020. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information although there are some exceptions to the CCPA for health care providers subject to CMIA or business associates subject to HIPAA. In addition, laws governing online privacy, such as the California Online Privacy Protection Act, or CalOPPA, applies to our mobile application and online services. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The CCPA has been amended from time to time, and it is possible that further amendments will be enacted. For example, California voters approved the California Privacy Rights Act of 2020, or CPRA, which went into effect on January 1, 2023. Among other things, the CPRA gives California residents the ability to limit the use of their sensitive information for secondary purposes, provides for penalties for CPRA violations concerning California residents, and establishes a new California Privacy Protection Agency to implement and enforce the law. As the number and breadth of California privacy law increases, it is possible that we may be subject to additional standards or enforcement authorities under laws such as CCPA or CPRA in the future with respect to some of the information that we collect or maintain.

Although California often leads the nation in privacy laws, other state laws are also changing rapidly. Additional states are enacting more stringent consumer privacy laws, such as Washington's My Health, My Data Act (which includes a private rights of action), and numerous state laws that are similar to the CCPA. There also is continuing discussion in

Congress of a new federal data protection and privacy law to which we would likely become subject if it is enacted. All of these evolving compliance and operational requirements impose significant costs that are likely to increase over time, may require us to modify our data processing practices and policies, divert resources from other initiatives and projects, and could restrict the way products involving data are offered, all of which may have a material and adverse impact on our business, financial condition and results of operations.

Laws, regulations and standards in many other jurisdictions also apply broadly to the processing of personal information, which impose significant compliance obligations. For example, in the European Economic Area, or EEA, and the collection and use of personal data, including clinical trial data, is governed by the provisions of the General Data Protection Regulation, or GDPR, which came into effect in May 2018. The GDPR imposes stringent data privacy and security requirements on companies in relation to the processing of personal data of data subjects within the EEA. The GDPR, together with national legislation, regulations and guidelines of the EEA member states and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to process personal data, including health data from clinical trials and adverse event reporting. The law is also developing rapidly and, in July 2020, in its Schrems II ruling, the Court of Justice of the EU invalidated the EU-U.S. Privacy Shield data transfer mechanism, limiting how organizations could lawfully transfer personal data from the EEA to the U.S. Other data transfer mechanisms such as the standard contractual clauses, or SCCs, approved by the European Commission have faced challenges in European courts (including being called into question in Schrems II), may require additional risk analysis and supplemental measures to be used, and may be challenged, suspended or invalidated. In addition, the European Commission has proposed updated SCCs. Such developments may cause us to have to make further expenditures on local infrastructure, limit our ability to process personal data, change internal business processes or otherwise affect or restrict sales and operations. Complying with these numerous, complex and often changing regulations is expensive and difficult, and failure to comply with any Data Protection Laws or any security incident or breach involving the misappropriation, loss or other unauthorized use or disclosure of sensitive or confidential information, whether by us, one of our vendors, or another third party, or any perception that any of these has occurred, could negatively affect our business, financial condition and results of operations, including but not limited to: investigation costs, material fines and penalties; compensatory, special, punitive and statutory damages; claims, demands, and litigation; regulatory investigations and other proceedings; consent orders regarding our privacy and security practices; requirements that we provide notices, credit monitoring services or credit restoration services or other relevant services to impacted individuals; adverse actions against our licenses to do business; and injunctive relief.

Further, the United Kingdom has implemented legislation that substantially implements the GDPR in the United Kingdom, which legislation provides for penalties for violations of up to the greater of 17.5 million British pounds or four percent of annual global turnover, whichever is higher. Following the exit of the United Kingdom from the EU, however, aspects of the future regulation of data in the United Kingdom and the relationship of the United Kingdom and the EU remain unclear, including with respect to how data transfers to and from the United Kingdom will be regulated. On June 28, 2021, the European Commission announced a decision of "adequacy" concluding that the United Kingdom ensures an equivalent level of data protection to the GDPR, which provides some relief regarding the legality of continued personal data flows from the EEA to the United Kingdom. Some uncertainty remains, however, as this adequacy determination must be renewed after four years and may be modified or revoked in the interim. Other countries also are considering or have passed legislation requiring local storage, processing or security of data, or similar requirements, which could increase the cost and complexity of delivering our products.

We make public statements about our use and disclosure of personal information through our Cue Virtual Care Delivery Apps and external Privacy Policies. Although we endeavor to comply with our external Privacy Policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our external Privacy Policies that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices. Any failure, real or perceived, by us to comply with our external Privacy Policies, Data Protection Laws, or consumer protection-related laws and regulations applicable to us could cause our customers to reduce their use of our products and could materially and adversely affect our business, financial condition, and results of operations. In many jurisdictions, enforcement actions and consequences for non-compliance can be significant and are rising. In addition, from time to time, concerns may be expressed about whether our products or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, retention, security, disclosure, transfer, and other processing of personal information or other privacy-related matters, even if unfounded, could damage our reputation and materially and adversely affect our business, financial condition, and results of operations.

Many statutory requirements, both in the United States and abroad, include obligations for companies to notify individuals of security breaches involving certain personal information, which could result from breaches experienced by us or our vendors. For example, laws in all 50 U.S. states and the District of Columbia require businesses to provide notice to consumers if certain unencrypted personal information has been disclosed as a result of a data breach. These laws are not consistent, and compliance in the event of a widespread data breach is difficult and may be costly. Moreover, states frequently amend existing laws, requiring attention to changing regulatory requirements. We also may be contractually required to notify affected customers, regulators, credit reporting agencies or other affected individuals of a security breach. Such notifications are costly, and the disclosures or the failure to comply with such requirements, could lead to material adverse effects, including without limitation, negative publicity, a loss of customer confidence in our services or security measures, or breach of contract claims. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages if we fail to comply with applicable Data Protection Laws, Data Protection Obligations, or other legal obligations. In addition, although we may have contractual protections with our vendors, contractors, and consultants, any actual or perceived security breach or incident suffered by our subcontractors could harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach or incident. Any contractual protections we may have from our vendors, contractors or consultants may not be sufficient to adequately protect us from any such liabilities and losses, and we may be unable to enforce any such contractual protections.

We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of Data Protection Laws and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving Data Protection Laws may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business.

We cannot assure you that our third-party partners and vendors with access to our or our customers', suppliers' and employees' personal information and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us or violate Data Protection Laws, or that they will not experience security breaches or attempts thereof, which could affect our business, including putting us in breach of our obligations under the Data Protection Laws, which could in turn adversely affect our business, results of operations and financial condition. We cannot assure you that our contractual measures and our own privacy- and security-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information.

We may receive inquiries or be subject to investigations, proceedings or actions, by various government entities regarding our privacy and information security practices and processing ("Regulatory Proceedings"). These Regulatory Proceedings could result in a material adverse effect, including without limitation, interruptions of, or required changes to, our business practices, the diversion of resources and the attention of management from our business, regulatory oversights and audits, discontinuance of necessary processing, or other remedies that adversely affect our business.

In addition to the possibility of fines, lawsuits, regulatory investigations, public censure, other claims and penalties, and significant costs for remediation and damage to our reputation, we could be materially and adversely affected if laws or regulations are expanded to require changes in our data processing practices and policies or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively impact our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices and compliance procedures in a manner adverse to our business. Any inability to adequately address data privacy or security-related concerns, even if unfounded, or to comply with applicable laws, regulations, standards, or other actual or asserted obligations relating to data privacy and security, could result in additional cost and liability to us, harm our reputation and brand, damage our relationships with customers and have a material and adverse impact on our business.

While we maintain general liability insurance coverage, cyber insurance coverage and other insurance, we cannot assure that such coverage will be adequate or otherwise protect us from or adequately mitigate liabilities or damages with respect to claims, costs, expenses, litigation, fines, penalties, business loss, data loss, regulatory actions or material adverse effects arising out of our data processing, privacy, data protection, or data security practices or any security breaches or incidents we may experience, or that such coverage will continue to be available on acceptable terms or at all. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to any future claim.

Laws and regulations affecting government contracts and grants, including our grants, make it more costly and difficult for us to successfully conduct our business. Failure to comply with these laws and regulations could result in significant civil and criminal penalties and adversely affect our business.

We must comply with numerous laws, regulations, and agency-specific policies and procedures relating to the administration and performance of our grant and sub-award agreements. Among the most significant are:

- the Federal Acquisition Regulation, or FAR, and agency-specific regulations supplemental to the FAR, which comprehensively regulate the procurement, formation, administration and performance of government contracts;

- the business ethics and public integrity obligations, which govern conflicts of interest and the hiring of former government employees, restrict the granting of gratuities and funding of lobbying activities and incorporate other requirements such as the Anti-Kickback Statute, the Procurement Integrity Act, the False Claims Act ("FCA") and the FCPA; and

- laws, regulations and executive orders restricting the exportation of certain products and technical data.

Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government certification requirements for products like ours may change and, in doing so, restrict our ability to sell into the government sector until we have attained revised certifications. Government demand and payment for our products and services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Selling to government entities may also require us to comply with various regulations that are not applicable to sales to non-government entities and the government entities may have statutory, contractual or other legal rights to terminate contracts with us or our distributors and resellers for convenience or due to a default.

In addition, as a U.S. government contractor, we are required to comply with applicable laws, regulations and standards, including relating to our accounting practices, such as unique accounting requirements regarding allowable and unallowable costs, and are subject to periodic audits and reviews. As part of any such audit or review, the U.S. government may review the adequacy of, and our compliance with, our internal control systems and policies, including those relating to our purchasing, property, estimating, compensation and management information systems. Based on the results of its audits, the U.S. government may adjust our agreement-related costs and fees, including allocated indirect costs. This adjustment could impact the amount of revenue reported on a historic basis and could impact our cash flows under the contract prospectively. In addition, in the event the U.S. government determines that certain costs and fees were unallowable or determines that the allocated indirect cost rate was higher than the actual indirect cost rate, it would be entitled to recoup any overpayment from us as a result.

Complying with these regulations may also require us to put in place controls and procedures to monitor compliance with applicable regulations that may be costly or not possible. Failure to comply with the terms of our government contracts or applicable regulations, or an unfavorable audit may subject us to civil and criminal penalties and administrative sanctions, including termination of our agreements, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. We could also suffer serious harm to our reputation if allegations of impropriety were made against us, which could cause our stock price to decline. Further, as a U.S. government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities as compared to private sector commercial companies. In addition, the qui tam provisions of the civil FCA authorize a private person to file civil actions on behalf of the federal and state governments and retain a share of any recovery, which can include treble damages and civil penalties.

If we or our suppliers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We and our suppliers are subject to numerous environmental, health and safety laws and regulations, including those governing the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations, and the manufacturer of our products, involve the production and use of hazardous and flammable materials and waste, including chemicals and biological materials. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers' compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

We are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, including those relating to kickbacks and false claims, we could face substantial penalties and our business operations and financial condition could be harmed.

Healthcare providers and third-party payors play a primary role in the distribution, recommendation, ordering and purchasing of any medical device that we may commercially distribute. Through our arrangements with healthcare professionals and customers, we are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements and relationships with customers, and how we market, sell and distribute our marketed medical devices. We intend to have a compliance program, code of conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations.

In the United States, we are subject to various state and federal anti-fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and federal civil False Claims Act, or the FCA. There are similar laws in other countries. Our relationships with physicians, other health care professionals and hospitals are subject to scrutiny under these laws.

The laws that may affect our ability to operate include, among others:

- the Anti-Kickback Statute, which prohibits, among other things, knowingly and willingly soliciting, offering, receiving or paying remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of a person, or the purchase, order or recommendation of, items or services for which payment may be made, in whole or in part, under a federal healthcare program such as the Medicare and Medicaid programs. The term "remuneration" has been broadly interpreted to include anything of value, and the government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of the law or a specific intent to violate. In addition, the government may assert that a claim, including items or services resulting from a violation of the Anti-Kickback Statute, constitutes a false or fraudulent claim for purposes of the FCA. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the Anti-Kickback Statute; however, those exceptions and safe harbors are drawn narrowly, and there may be limited or no exception or safe harbor for many common business activities. Certain common business activities, including certain reimbursement support programs, educational and research grants or charitable donations, and practices that involve remuneration to those who prescribe, purchase or recommend medical devices, including discounts, providing items or services for free or engaging such people as consultants, advisors or speakers, may be subject to scrutiny if they do not fit squarely within any available exception or safe harbor. These arrangements would be subject to a facts and circumstances analysis to determine compliance with the Anti-Kickback Statute. Our business may not in all cases meet all of the criteria for statutory exception or regulatory safe harbor protection from anti-kickback liability;

- the Eliminating Kickbacks in Recovery Act of 2018, or EKRA, which prohibits payments for referrals to recovery homes, clinical treatment facilities, and laboratories. EKRA's reach extends beyond federal health care programs to include private insurance (i.e., it is an "all payor" statute);

- the federal false claims and civil monetary penalties laws, including the Civil Monetary Penalties Law and the FCA, which prohibit, among other things, persons or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds and knowingly making, using or causing to be made or used, a false record or statement to get a false claim paid or to avoid, decrease or conceal an obligation to pay money to the federal government. A claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. Actions under the FCA may be brought by the government or as a qui tam action by a private person in the name of the government. These people, sometimes known as "relators" or, more commonly, as "whistleblowers," may share in any monetary recovery. Many medical device manufacturers have been investigated and have reached substantial financial settlements with the federal government under the FCA for a variety of alleged improper activities, including causing false claims to be submitted as a result of the marketing of their products for unapproved and thus non-reimbursable uses and interactions with prescribers and other customers, including those that may have affected their billing or coding practices and submission of claims to the federal government. FCA liability is potentially significant in the healthcare industry because the statute provides for treble damages and mandatory monetary penalties for each false or fraudulent claim or statement. Because of the potential for large monetary exposure, healthcare and medical device companies often resolve allegations without admissions of liability for significant and material amounts to avoid the uncertainty of treble damages and per claim penalties that may be awarded in litigation proceedings. Settlements may require companies to enter into Corporate Integrity Agreements with the government, which may impose substantial costs on companies to ensure compliance. Medical device manufacturers and other healthcare companies also are subject to other federal false claims laws, including, among others, federal criminal healthcare fraud and false statement statutes that extend to non-government health benefit programs;

- HIPAA, which imposes criminal and civil liability for, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making a materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal healthcare Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, and their implementing regulations, also impose obligations, including mandatory contractual terms, on covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers, as well as their business associates and their subcontractors that perform certain services for them or on their behalf involving the use or disclosure of individually identifiable health information with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

- various state laws govern the privacy and security of personal information, including the CMIA, which provides for a private right of action for data breaches;

- the federal Physician Payments Sunshine Act, implemented as Open Payments, requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program to report annually, with certain exceptions to CMS, information related to payments or other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members. Beginning in 2022, applicable manufacturers also will be required to report such information regarding payments and transfers of value provided during the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiologist assistants and certified nurse-midwives; and

- analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require medical device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state beneficiary inducement laws, which are state laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. For example, the Bipartisan Budget Act of 2018, or the BBA, increased the criminal and civil penalties that can be imposed for violating certain federal health care laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, FCA and HIPAA's healthcare fraud and privacy provisions.

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices for our Cue Health Monitoring System, and financial arrangements with physicians, other healthcare providers, and other customers, could be subject to challenge under one or more such laws. If an arrangement were deemed to violate the Anti-Kickback Statute, it may also subject us to violations under other fraud and abuse laws such as the federal civil FCA and civil monetary penalties laws. Moreover, such arrangements could be found to violate comparable state fraud and abuse laws.

Sustaining compliance with applicable federal and state anti-fraud and abuse laws, or correcting any violations that may be alleged, may prove costly. If we or our employees are found to have violated any of the above laws we may be subjected to substantial criminal, civil and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses and could divert our management's attention from the operation of our business. Companies settling FCA, Anti-Kickback Statute or civil monetary penalties law cases also may enter into a Corporate Integrity Agreement with the U.S. Department of Health and Human Services Office of Inspector General, or the OIG, in order to avoid exclusion from participation (such as loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may harm our business, financial condition and results of operations.

In addition, the medical device industry's relationship with physicians is under increasing scrutiny by the OIG, the U.S. Department of Justice, or the DOJ, the state attorney generals and other foreign and domestic government agencies. Any failure by us to comply with requirements governing the industry's relationships with physicians or an investigation into our compliance by the OIG, the DOJ, state attorney generals and other government agencies, could harm our business, financial condition and results of operations.

Our employees, independent contractors, consultants, commercial partners and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could harm our business, financial condition and results of operations.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors and vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violate: (1) the laws of the FDA and other similar regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators, (2) manufacturing standards, (3) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws, or (4) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing and education programs. In particular, the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, and marketing and promotion practices, structuring of business arrangements and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also include the improper use of information obtained in the course of patient recruitment for clinical trials.

We adopted a code of business conduct and ethics that applies to our directors, officers and employees, but it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees and reputational harm, and divert the attention of management in defending ourselves against any of these claims or investigations, which could harm our business, financial condition and results of operations.

Healthcare policy changes may have a material adverse effect on our business, financial condition and results of operations.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, the ACA, enacted in March 2010, made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Among other ways in which the ACA may significantly impact our business, the ACA includes provisions regarding coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures; initiatives to revise Medicare payment methodologies; and initiatives to promote quality indicators in payment methodologies.

Since enactment of the ACA, there have been, and continue to be, numerous executive and legal challenges and Congressional actions to repeal and replace provisions of the law. For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act of 2017, repealed the "individual mandate." The repeal of this provision, which requires most Americans to carry a minimal level of health insurance, became effective in 2019. Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated "Cadillac" tax on high-cost employer-sponsored health coverage and the medical device tax and, effective January 1, 2021, also eliminated the health insurer tax.

In January, 2021, President Biden issued an Executive Order which directed federal agencies to reconsider rules and other policies implemented under the prior administration that limit Americans' access to health care and to consider actions to protect and strengthen that access. Under this Executive Order, federal agencies were directed to re-examine: policies that undermine protections for people with pre-existing conditions, including complications related to COVID-19; demonstrations and waivers under Medicaid and the ACA that may reduce coverage or undermine the programs, including work requirements; policies that undermine the Health Insurance Marketplace or other markets for health insurance; policies that make it more difficult to enroll in Medicaid and the ACA; and policies that reduce affordability of coverage or financial assistance, including for dependents. These changes, as well as future legal challenges to the ACA and other laws and policies that increase access to health insurance coverage could negatively affect the business.

In addition, there have been numerous governmental reform activities in response to the COVID-19 pandemic. For example, the FFCRA authorized state Medicaid programs to provide access to coverage for certain medically necessary testing, testing-related services and treatment related to COVID-19 at no cost to the individual during the emergency period. Such programs are evolving and vary among state Medicaid programs. In addition, the California Department of

Health Care Services implemented a COVID-19 Uninsured Group program on August 28, 2020. Under the program, California covers COVID-19 diagnostic testing, testing-related services, and treatment services, including hospitalization and all medically necessary care, at no cost to the individual, for up to 12 months or the end of the public health emergency, whichever comes first. It is possible that additional governmental action will be taken to address the COVID-19 pandemic, or the waning of the pandemic, which may impact our business.

We cannot predict whether future healthcare initiatives will be implemented at the federal or state level, or how any future legislation or regulation may affect us. The expansion of government's role in the U.S. healthcare industry as a result of the ACA's implementation, and changes to the reimbursement amounts paid by Medicare and other payors for our tests and our planned future tests, may reduce our profits, if any, and have a materially adverse effect on our business, financial condition, results of operations and cash flows.

We cannot predict the impact changes to these laws or the implementation of, or changes to, any other laws applicable to us in the future may have on our business, financial condition and results of operations.

Risks Related to Our Common Stock

An active trading market for our common stock may not be sustained.

An active public trading market for our common stock may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our stock price may be volatile, and the value of our common stock may decline.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including, but not limited to:

- actual or anticipated fluctuations in our financial condition or results of operations;

- variance in our financial performance from expectations of securities analysts;

- changes in the pricing of our products;

- changes in our projected operating and financial results;

- changes in laws or regulations applicable to our products;

- changes in the number of enterprise customers we are able to partner with;

- the level of market adoption of the Cue Health Monitoring System, including in the over-the-counter and at-home context;

- announcements by us or our competitors of significant business developments, acquisitions, or new offerings;
- changes in the structure of healthcare payment systems;

- significant data breaches of our company, providers, vendors or pharmacies;

- our involvement in litigation;

- changes in senior management or key personnel;

- negative publicity, such as whistleblower complaints or unsupported allegations made by short sellers, about us or our products;

- the trading volume of our common stock;

- changes in investor perceptions of us or our industry;

- changes in the anticipated future size and growth rate of our market;

- the effect of the COVID-19 pandemic and the end of the COVID-19 pandemic on our business;

- general economic, political, regulatory, industry, and market conditions, including as a result of military conflict between Russia and Ukraine and Israel and Hamas; and

- natural disasters or major catastrophic events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In recent years, stock markets in general, and the market for life science technology companies in particular (including companies in the genomics, biotechnology, diagnostics and related sectors), have experienced significant price and volume fluctuations that have often been unrelated or disproportionate to changes in the operating performance of the companies whose stock is experiencing those price and volume fluctuations. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. Following periods of such volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. Because of the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources from our business.

The trading price of our common stock has been and may in the future continue to be subject to extreme volatility. For example, from September 27, 2021, the date our common stock began trading on the Nasdaq, through December 31, 2023, our common stock has experienced an intra-day trading high of $22.20 per share and an intra-day trading low of $0.16 per share. At certain times during such period, the daily fluctuations in the trading price of our common stock were greater than 10%. We cannot predict the magnitude of future fluctuations in the trading price of our common stock. The trading price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including events described in the risk factors set forth in this Annual Report on Form 10-K and in our other reports filed with the SEC from time to time, as well as our operating results, financial condition and other events or factors.

We are an emerging growth company and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, as amended, or JOBS Act. For so long as we remain an emerging growth company, we are permitted by the U.S. Securities and Exchange Commission, or SEC, rules and plan to rely on exemptions from certain disclosure requirements that are applicable to other SEC-registered public companies that are not emerging growth companies.

These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Sarbanes-Oxley Act, not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different from the information that is available with respect to other public companies. In this report, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions.

In addition, as an emerging growth company the JOBS Act allows us to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, unless we later irrevocably elect not to avail ourselves of this exemption. We have elected to use this extended transition period under the JOBS Act; however, we may choose to early adopt new or revised accounting pronouncements, if permitted under such pronouncements.

If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We do not expect to pay any dividends for the foreseeable future.

You should not rely on an investment in our common stock to provide dividend income. We have never declared or paid cash dividends on our capital stock, and we do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain all available funds and future earnings to fund the development and expansion of our business. In addition, any credit facility or other financing we obtain may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.

Concentration of ownership of our common stock among our executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Based on the number of shares of common stock outstanding as of December 31, 2023, our executive officers, directors and current beneficial owners of 5% or more of our common stock will, in the aggregate, beneficially own approximately 46.7% of our common stock. These stockholders, acting together, will be able to significantly influence all matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions. The interests of this group of stockholders may not coincide with the interests of other stockholders.

If we do not regain compliance with or continue to satisfy the Nasdaq continued listing requirements, our common stock could be delisted from the Nasdaq.

The listing of our common stock on the Nasdaq Capital Market ("Nasdaq") is contingent on our compliance with the Nasdaq's conditions for continued listing. We are currently not in compliance with Nasdaq listing requirements, specifically the minimum bid price requirement, and must regain compliance on or prior to June 3, 2024. If we are unable to regain such compliance, we will cease to be eligible to trade on Nasdaq and will likely be delisted by Nasdaq.

If we were to fail to meet a Nasdaq listing requirement, we may be subject to delisting by the Nasdaq. In the event our common stock is no longer listed for trading on Nasdaq, our trading volume and share price may decrease and we may experience further difficulties in raising capital which could materially affect our operations and financial results. Further, delisting from the Nasdaq could also have other negative effects, including potential loss of confidence by partners, lenders, suppliers and employees and could also trigger various defaults under our financing arrangements and other outstanding agreements. Finally, delisting could make it harder for us to raise capital and sell securities. You may experience future dilution as a result of future equity offerings. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock.

Stockholder activism could cause us to incur significant expense, disrupt our business, result in a proxy contest or litigation and impact our stock price.

We have been subject to stockholder activism and may be subject to such activism in the future, which could result in substantial costs and divert management's and our board of director's attention and resources from our business. Such stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with our employees, customers, or suppliers and make it more difficult to attract and retain qualified personnel. We may be required to incur significant fees and other expenses related to activist stockholder matters, including for third party advisors. We may be subjected to a proxy contest or to litigation by activist investors. Our stock price has been and could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any stockholder activism.

Delaware law, and provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and our shareholder rights plan could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, respectively, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

- permit our board of directors to issue shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

- provide that the authorized number of directors may be changed only by resolution of the board of directors;

- provide that the board of directors or any individual director may only be removed with cause and the affirmative vote of the holders of at least 66 2/3% of the voting power of all of our then outstanding common stock;

- provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

- divide our board of directors into three classes;

- require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
- provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder's notice;

- do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

- provide that special meetings of our stockholders may be called only by the chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

The amendment of any of these provisions, with the exception of the ability of our board of directors to issue shares of preferred stock and designate any rights, preferences and privileges thereto, would require approval by the holders of at least 66 2/3% of our then-outstanding common stock.

We have also adopted a shareholder rights plan that could discourage takeover attempts and could materially adversely affect the price of our stock. In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws, our shareholder rights plan and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Sales of our common stock in the public market could lower the market price for our common stock and adversely impact the trading price of our securities.

Future sales by us of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market price of our common stock and could make it more difficult for us to raise funds in the future through a public offering of our securities.

On March 16, 2023, we filed with the SEC a "shelf" registration statement on Form S-3, and an amendment thereto on August 1, 2023. The registration statement registers certain securities that may be issued by us in a maximum aggregate amount of up to $250,000,000. Shares of our common stock may be sold from time to time under this registration statement for up to three years from the filing date. On August 9, 2023, we filed a prospectus supplement for the sale of up to $50,000,000 of shares of our common stock in an "at the market" offering under the shelf registration statement.

The issuance of additional shares of our common stock, or issuances of additional securities, could dilute the ownership interest of our common stockholders and could depress the market price of shares of our common stock and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our common stock.

General Risk Factors

We have incurred and will continue to incur increased costs as a result of operating as a public company, and our management will be required to continue to devote substantial resources to various compliance initiatives.

The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as well as other rules implemented by the SEC and the Nasdaq Stock Market LLC, impose various requirements on public companies, including requiring changes in corporate governance practices. These and proposed corporate governance laws and regulations under consideration may further increase our compliance costs. If compliance with these various legal and regulatory requirements diverts our management's attention from other business concerns, it could have a material adverse effect on our business, financial condition and operating results.

We are required, pursuant to Section 404 of the Sarbanes–Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting on an annual basis. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting in our first annual report required to be filed with the SEC following the date we are no longer an emerging growth company.

If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

For a discussion of material weaknesses that were identified see "—We have identified material weaknesses in our internal control over financial reporting and may identify material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, as a result of which, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock" above.

Our amended and restated certificate of incorporation designates the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could discourage lawsuits against us or our directors, officers, or employees.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, other employees or stockholders to our company or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim arising pursuant to any provision of our amended and restated certificate of incorporation or bylaws (in each case, as they may be amended from time to time) or governed by the internal affairs doctrine. This exclusive forum provision will not apply to actions arising under the Securities Act, the Exchange Act or any other claim for which federal courts have exclusive jurisdiction.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the Court of Chancery as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance, and instead designates the federal district court for the District of Delaware for such an action.

To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any claims arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of our exclusive forum provision is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in our common stock.

These exclusive forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could significantly harm our business.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors' and officers' liability insurance may cause us to opt for lower overall policy limits or to forgo insurance that we may otherwise rely on to cover significant defense costs, settlements, and damages awarded to plaintiffs.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operation could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and estimates and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. For example, in connection with the implementation of the new revenue accounting standard if and when we have product sales, management makes judgments and assumptions based on our interpretation of the new standard. The new revenue standard is principle-based and interpretation of those principles may vary from company to company based on their unique circumstances. It is possible that interpretation, industry practice and guidance may evolve as we apply the new standard. If our assumptions underlying our estimates and judgements relating to our critical accounting policies change or if actual circumstances differ from our assumptions, estimates or judgements, our operating results may be adversely affected and could fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

If securities analysts do not publish research or reports about our business or if they publish negative evaluations of our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by industry or securities analysts. If no or few analysts commence coverage of us, the trading price of our common stock could decrease. Even if we do obtain analyst coverage, if one or more of the analysts covering our business downgrade their evaluations of our common stock, the price of our common stock could decline. If one or more of these analysts cease to cover our common stock, we could lose visibility in the market for our common stock, which in turn could cause the price of our common stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

We have established policies and processes for assessing, identifying, and managing material risk from cybersecurity threats, and have integrated these processes into our overall risk management systems and processes. We routinely assess material risks from cybersecurity threats, including any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

We conduct periodic risk assessments to identify cybersecurity threats, as well as assessments in the event of a material change in our business practices that may affect information systems that are vulnerable to such cybersecurity threats. These risk assessments include identification of reasonably foreseeable internal and external risks, the likelihood and potential damage that could result from such risks, and the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks.

Following these risk assessments, we evaluate whether, and if so, how, to re-design, implement, and maintain reasonable safeguards to minimize identified risks; work to reasonably address any identified gaps in existing safeguards; and regularly monitor the effectiveness of our safeguards. We devote significant resources and designate high-level personnel, including our Chief Technology Officer (CTO), who reports to our Chief Executive Officer, to manage the risk assessment and mitigation process.

As part of our overall risk management system, we monitor and test our safeguards and train our employees on these safeguards, in collaboration with human resources, IT, and management. Personnel at all levels and departments are made aware of our cybersecurity policies through trainings.

We engage independent third party auditors to validate our risk management program. Third party experts assist us to design and implement our cybersecurity policies and procedures, as well as to monitor and test our safeguards. We require each third-party service provider to certify that it has the ability to implement and maintain appropriate security measures, consistent with all applicable laws, to implement and maintain reasonable security measures in connection with their work with us, and to promptly report any suspected breach of its security measures that may affect our company.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. For more information on our cybersecurity related risks, see Item 1A Risk Factors of this Annual Report on Form 10-K, including the risk factor entitled "Risks Related to Our Business and Strategy —Security breaches and incidents, loss of data, and other disruptions could compromise sensitive information related to our business, or information of our customers, users of our products, healthcare stakeholders or others, or prevent us or our customers, users of our products, healthcare providers, healthcare payors or others from accessing critical information, all of which could result in a material adverse effect, including without limitation, a material operational or service interruption, harm to our reputation, significant fines, penalties and liability, breach or triggering of Data Protection Laws, Privacy Policies and Data Protection Obligations, loss of customers or sales, or customers curtailing or ceasing their use of our services."

Governance

One of the key functions of our board of directors is informed oversight of our risk management process, including risks from cybersecurity threats. Our board of directors is responsible for monitoring and assessing strategic risk exposure, and our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its cybersecurity risk oversight function directly as a whole, as well as through its audit committee.

Our CTO oversees a dedicated Vice President, Information Security and Privacy, and the CTO's team is primarily responsible to assess and manage our material risks from cybersecurity threats. The CTO oversees our cybersecurity policies and processes, including those described in "Risk Management and Strategy" above.

The CTO provides periodic reports to our board of directors through its audit committee, as well as our Chief Executive Officer and other members of our senior management as appropriate. These reports include updates on our cyber risks and threats, the status of projects to strengthen our information security systems, assessments of the information security program, and the emerging threat landscape. Our program is regularly evaluated by internal and external experts with the results of those reviews reported to senior management, including the CTO, and the board of directors through its audit committee.

The audit committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to the full board of directors for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with the audit committee.

Item 2. Properties

We lease real property to support our business, including manufacturing, research and development, sales, marketing and administration. The following lists those properties that we believe are material to our business as of December 31, 2023:

Location	Status	Lease Term	Square Footage	Primary Use
Vista, CA (Vista)	Leased	2031 - two options to extend for a term of 5 years each	197,000	Manufacturing
San Diego, CA (Waples)	Leased	2031 - two options to extend for a term of 5 years each	64,000	Manufacturing and research and development
San Diego, CA (Nancy Ridge)	Leased	2027 - one option to extend for a term of 5 years	28,000	Administrative offices, manufacturing and research and development
San Diego, CA (Carroll Canyon)	Leased	2030 - one option to extend for a term of 5 years	21,000	Headquarters, administrative offices, manufacturing, and research and development

We believe that our facilities are adequate for our current needs, and we currently do not anticipate any material difficulty in renewing any of our leases as they expire or securing additional or replacement facilities, in each case, on commercially reasonable terms.

Item 3. Legal Proceedings

From time to time, we are or may become involved in legal proceedings or be subject to claims arising in the normal course of business. Litigation may be necessary, among other things, to defend ourselves or our customers by determining the scope, enforceability, and validity of third-party proprietary rights or to establish our proprietary rights. The results of any litigation cannot be predicted with certainty, particularly in the areas of unsettled and evolving law in which we operate, and an unfavorable resolution in any legal proceedings could materially affect our future business, financial condition, or results of operations. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity, reputational harm and other.

For information regarding our legal proceedings, see Note 16 - Commitments and Contingencies to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosures

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock began trading on the Nasdaq Global Select Market under the ticker symbol "HLTH" on September 24, 2021. Prior to that time, there was no public market for our common stock. On December 6, 2023, our common stock transitioned to the Nasdaq Capital Market.

Holders

As of February 29, 2024, there were 43 holders of record of our common stock. This figure does not include a substantially greater number of "street name" holders or beneficial holders of our common stock whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Stock Performance Graph

The following graph shows a comparison from September 24, 2021 (the date our common stock commenced trading on the Nasdaq) through December 31, 2023 of the cumulative total return for our common stock based on the closing price on the last day of each respective period, relative to the Nasdaq Composite Index ("Nasdaq Composite") and the Nasdaq Health Care Index. The graph assumes an initial investment of $100 on September 24, 2021 in the common stock of the Company, and assumes reinvestment of any dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

Cue Health Inc. Comparison of Cumulative Total Return Performance



Unregistered Sales of Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You *should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions, that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. Our actual results could differ materially from those discussed in or* implied *by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section of this Annual Report on Form 10-K titled "Risk Factors." For a discussion related to the results of operations for 2022 compared to 2021, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Annual Report on Form 10-K filed with the SEC on March 16, 2023.*

Overview

We are a health technology company, and our mission is to empower people to live their healthiest lives. Our proprietary platform, the Cue Integrated Care Platform, which is comprised of our Cue Health Monitoring System, Cue Data and Innovation Layer, Cue Virtual Care Delivery Apps, Cue Ecosystem Integrations and Apps, and access to additional Cue-branded and third-party diagnostic products, enables lab-quality diagnostics-led care at home, at work or at the point of care. Our platform offers individuals and healthcare providers convenient and personalized access to lab-quality diagnostic tests at home and at the point-of-care, as well as on-demand telehealth consultations and treatment options for a wide range of health and wellness needs. We are helping pioneer a new continuous care model that we believe has the potential to significantly improve the user experience, provide measurable and actionable clinical insights, and increase efficiency within the healthcare ecosystem. We believe this model, powered by our platform, will allow users to actively manage their health, which we believe will lead to improved health outcomes and a more resilient, connected, and efficient healthcare ecosystem for all stakeholders.

The Cue Integrated Care Platform consists of multiple hardware, software, and diagnostic components: (1) our revolutionary, proprietary Cue Health Monitoring System, made up of a portable, durable and reusable reader, or Cue Reader; a single-use test cartridge, or Cue Cartridge; and a sample collection wand, or Cue Wand; (2) our Cue Data and Innovation Layer, with cloud-based data and analytics capabilities; (3) our Cue Virtual Care Delivery Apps, including our consumer-friendly Cue Health App, the clinician-facing Cue Clinic, and our Cue Enterprise Dashboard; and (4) our Cue Ecosystem Integrations and Apps, including integration with: electronic medical record ("EMR") systems (enabling seamless connection between a clinician, their EMR, and Cue's diagnostics); pharmacies and last-mile delivery (enabling e-Rx and on-demand delivery), clinician networks (enabling virtual care and prescription) and laboratories (enabling mail-in panel testing).

Our Cue Health Monitoring System is designed to deliver a broad menu of tests through one system, enabling two major testing modalities, nucleic acid amplification, or NAAT, and immunoassays, in one device. Our system is designed to handle different sample types, including saliva, blood, urine and swabs, and can detect nucleic acids, small molecules, proteins and cells. We believe this will enable us to address many of the diagnostic tests conducted in clinical laboratories, such as tests addressing indications in respiratory health, sexual health, cardiac and metabolic health, women's health, men's health, and chronic disease management.

COVID-19 Impact

In December 2020, the FDA issued EUA for two COVID-19 vaccines and in February 2021, the FDA issued a third EUA for a COVID-19 vaccine. The widely-administered use of efficacious vaccines and the availability of therapeutic treatments for COVID-19 reduced the demand for our COVID-19 test and, as a result, the COVID-19 diagnostic testing market may not develop or grow substantially. Recent trends indicate a decline in testing frequency among the general population and a shift towards managing COVID-19 alongside other respiratory illnesses. Additionally, evolving public health guidelines and the potential for vaccine mandate relaxations contribute to a climate of uncertainty regarding future testing needs. We believe there is a need for ongoing detection and monitoring will continue even after effective vaccines have been widely distributed and administered. We also believe COVID-19 will remain endemic for the foreseeable future and demand for a fast and accurate test to confirm a diagnosis and seek timely and appropriate treatment may fluctuate based on COVID-19 infection rates and variants. However, given the unpredictable nature of the COVID-19 pandemic, the development and potential size of the COVID-19 diagnostic testing market is highly uncertain.

We began selling and recording product revenue for our COVID-19 test in August 2020 after obtaining our first FDA EUA in June 2020. Currently, the majority of our product revenue is related to sales of our Cue COVID-19 test with a portion related to the sale of non-COVID-19 test kits, component parts, telehealth and other services.

Certain Key Factors Affecting Our Performance

Manufacturing Capacity

We manufacture all of our Cue Cartridges in our vertically integrated facilities in San Diego, California. We also produce all of our biochemistry in-house, including critical enzymes, antibodies and primers for our Cue Cartridges. Production of our Cue Readers is performed for us by third-party contract manufacturers and production of our Cue Wands is performed by third-party contract manufacturers. We continue to optimize our manufacturing capabilities, including our fully automated production pods. A production pod is a free standing, modular environmentally controlled structure containing an automated cartridge production line. Our performance will depend on our ability to manufacture products efficiently at the quantities required to meet customer demand and quality to meet our internal standards.

Investments in Our Growth

We expect to make continued investments as appropriate in our business to deliver our strategies. We plan to invest in research and development to enhance our platform and bring additional tests to market. In addition to continuing to develop our own test kits, we have also expanded the Cue Care experience to allow users of third-party test results to continue to receive the same virtual care and e-prescription process we offer to users of our Cue COVID-19 tests.

Expanding Our Customer Base

The future commercial success of our diagnostic products is dependent on our ability to continue to broaden our customer base beyond the U.S. government and public sector to include enterprise employers, healthcare providers and direct-to-consumer. As a result, our long-term growth depends on our ability to renew and acquire new customers. Current key strategic relationships include BARDA, Google LLC, or Google, the National Basketball Association, Major League Baseball, Henry Schein, Inc., McKesson Corporation, Cardinal Health, Inc., Medline Industries, LP and the Minnesota Department of Health. We intend to leverage our success with our COVID-19 test and the expansion of our manufacturing capabilities to enable broad distribution of our Cue Readers and awareness of our platform across different groups of customers and to enhance pull-through of our future tests.

Enhancing and Expanding Our Menu of Tests and Software Capabilities

We currently offer our molecular COVID-19 test, molecular mpox test, as well as other mail-in at-home test kits which address general health and wellness conditions across a wide range of health concerns, such as sexually transmitted infections, heart health and food sensitivities. In May 2023, we announced a new pharmacy offering with over-the-counter and prescription medication options for common health and wellness needs. A key part of our growth strategy is to continue to expand our menu of tests to include other diseases, ailments and general health markers, which we expect will support our growth and continue to contribute to the utility of our platform, including the Cue Health Monitoring System. We are currently developing tests in the fields of respiratory health, sexual health, cardiac and metabolic health, women's health, men's health, and chronic disease management. We have filed De Novo submission to the FDA for full clearance of our Flu A/B standalone molecular test and our Respiratory Syncytial Virus ("RSV") molecular test and filed an EUA submission to the FDA for our Flu A/B + COVID molecular multiplex test. We have test kits in late stage technical development, covering Strep Throat, Chlamydia + Gonorrhea multiplex (swab collection method), Chlamydia + Gonorrhea multiplex (urine collection method) and HSV 1/2 + Mpox multiplex. In August 2022, we completed our launch of Cue Care, our test-to-treat solution for patients who test positive on any COVID-19 test, including at-home antigen tests and in February 2023 we further expanded our Cue Care capabilities to include other at-home test kits. In March 2023, the FDA issued an EUA for our molecular test to detect the mpox virus for use in a point-of-care setting. In June 2023, we received De Novo authorization for the Company's molecular test to detect COVID-19. In August 2023, we were awarded a new contract for $28.3 million by BARDA to develop an Influenza A/B, RSV, and COVID-19 molecular multiplex test for both over-the-counter and point-of-care use.

Regulatory Clearance of Our Diagnostic Products

Our commercial success will depend upon a number of factors, some of which are beyond our control, including the receipt of regulatory clearances, approvals or authorizations for existing or new product offerings by us, product enhancements, or additions to our proprietary intellectual property portfolio. In March 2023, we received an EUA for our molecular test to detect the mpox virus and in June 2023, we received De Novo authorization for our molecular test to detect COVID-19. However, in December 2023, our EUA submission for our Flu A/B + COVID-19 molecular test was denied by the FDA. We will not be able to commercialize any other tests for our platform unless we obtain required regulatory clearances or other necessary approvals or authorizations. As such, our ability to navigate, obtain and maintain the required regulatory clearances, approvals or authorizations, as well as comply with other regulatory requirements, for our products will in part drive our results of operations and impact our business.

Reimbursement and Insurance Coverage

The commercial success of our COVID-19 test, and any of our subsequently developed tests, is dependent on a customer's ability to be able to pay for or otherwise be reimbursed for the purchase of a test, whether out-of-pocket, by insurance or from a governmental or other third-party payor. We believe payment for our products, including our Cue COVID-19 Test Kits, will be billable by a physician, reimbursable by government payors or insurance companies, paid for by a self-insured employer, or eligible under FSA and HSA guidelines. For example, most of our contemplated future tests that are currently offered by others through central labs are reimbursable by health plans and governmental payors if properly ordered by a physician. These third-party payors decide which products will be covered and establish reimbursement levels for those products. Coverage criteria and reimbursement rates for clinical laboratory tests are subject to adjustment by payors, and current reimbursement rates could be reduced, or coverage criteria restricted in the future. If the Cue Health Monitoring System, including any of our current or future tests, are not reimbursable or covered by insurance, our business may be materially and adversely impacted.

Seasonality

We anticipate demand for our respiratory tests to increase during the fall and winter seasons. Although our products will be available throughout the year, we anticipate that we may experience higher sales during the fall and winter seasons, relative to the spring and summer seasons. We also anticipate fluctuation in demand associated with the emergence of COVID-19 novel variants and the degree of severity of the existing and any new variants. However, as our portfolio of diagnostic offerings increases, we expect the impact of this seasonality on our results to decrease.

Components of Our Results of Operations

Revenue

Product Revenue. Our product revenue currently primarily relates to sales of our COVID-19 test, which began in August 2020 after we obtained our initial EUA in June 2020. We account for product revenue in accordance with the provisions of Accounting Standards Codifications, or ASC, Topic 606, Revenue from Contracts with Customers. Product revenue is recognized upon the transfer of control of our test kits to the customer, which occurs at a point in time, typically upon shipment to the customer, unless terms of contractual arrangements with customers state otherwise.

Grant and Other Revenue. Our grant and other revenue primarily relate to our cost reimbursement research and development agreements with BARDA. Income derived from reimbursement of direct out-of-pocket expenses, overhead allocations and fringe benefits for research costs associated with U.S. government contracts are recorded as grant revenue. We recognize revenue from our contracts and awards with BARDA at the gross amount of the reimbursement in the period during which the related costs are incurred, provided that the conditions under which the grants and contracts were provided have been met and only perfunctory performance obligations are outstanding. The direct costs associated with the contract is reflected as a component of research and development expense in our consolidated statements of operations.

Operating Costs and Expenses

Cost of Product Revenue. Our cost of product revenue includes the cost of materials, direct labor, and manufacturing overhead costs used in the manufacture of our Cue Cartridges as well as contract manufacturing costs associated with production of our Cue Readers, Cue Wands and Cue Control Swab Packs. Cost of product revenue also includes inventory reserve provisions and external-use software development costs. We expect our costs as a percentage of revenue to vary from period to period depending on the number of units produced and sold to satisfy demand.

Sales and Marketing Expense. Our sales and marketing expense consists primarily of salaries, commissions, and other related costs for personnel in sales and marketing, customer support and business development functions as well as advertising and marketing costs. We expect that our sales and marketing expense will vary from period to period as a percentage of revenue for the foreseeable future as we focus on an optimized sales and marketing infrastructure.

Research and Development Expense. Our research and development expenses consist of external and internal costs associated with our research and development activities, including costs associated with developing our platform, the individual tests we offer on our platform and clinical and regulatory costs associated with obtaining regulatory approval for those tests.

Our internal resources, employees and infrastructure are not directly tied to any one program or test and there is often significant overlap in research and development efforts between different programs and tests and we are often able to leverage the research and development of one test or program to help advance one or more other programs or tests. As such, we do not track internal costs on a test-by-test basis. The following table summarizes our external and internal costs for the periods presented:

(dollars in thousands)	Year Ended December 31,					
		2023		**2022**		**2021**
External costs	$	22,453	$	23,246	$	3,612
Internal costs						
Salaries and benefits		66,856		82,224		19,766
Facilities and supplies		61,311		65,982		19,451
Total internal costs		128,167		148,206		39,217
Total research and development costs	$	150,620	$	171,452	$	42,829

We expect that our research and development expense will vary from period to period as a percentage of revenue for the foreseeable future as we continue to optimize investment in development activities related to our technology platform and our current and future test menus.

General and Administrative Expense. Our general and administrative expense consists primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate development and administrative functions. General and administrative expense also includes professional fees for legal, patent, accounting, information technology, auditing, tax and consulting services, insurance, costs to support our operations as a public company, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs. We expect that our general and administrative expense will vary from period to period as a percentage of revenue for the foreseeable future as we focus on processes, systems and controls to enable our internal support functions.

Impairment of Long-lived Assets. Impairment of long-lived assets consists of non-cash impairment charges relating to long-lived assets. Impairments are determined using management's judgment about our anticipated ability to continue to use fixed assets in-service and under development, current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements. See Note 6. *Property and Equipment, net*, for more information.

Restructuring Expense. Our restructuring expense consists primarily of actions taken in order to reduce costs and improve operations and manufacturing efficiency. Restructuring expense was accounted for as a one-time termination benefit without an additional service component.

Interest Income. Interest and dividend income on U.S Treasury securities and money market funds are recorded in interest income.

Interest Expense. On June 30, 2022, we entered into a loan and security agreement (the "2022 Revolving Facility Agreement") among us, the lenders from time to time party thereto and East West Bank, as collateral agent and

administrative agent (the “Agent”). The 2022 Revolving Facility Agreement provides for a $100.0 million secured revolving credit facility. See “Liquidity and Capital Resources” below. Our interest expense consists primarily of expense related to our 2022 Revolving Facility Agreement.

Tax Credits. Tax credits within the accompanying consolidated statement of operations is attributable to the one-time receipt of the Employee Retention Tax Credit from the Internal Revenue Service (the "IRS").

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

The following table sets forth a summary of our results of operations for the years ended December 31, 2023 and 2022, and the changes between periods:

	Year Ended December 31,			
	2023	2022	$ Change	% Change
(dollars in thousands)				
Revenue:				
Product revenue	$ 64,223	$ 474,166	$ (409,943)	(86)%
Grant and other revenue	6,713	9,310	(2,597)	(28%)
Total revenue	70,936	483,476	(412,540)	(85%)
Operating costs and expenses:				
Cost of product revenue	127,091	329,973	(202,882)	(61)%
Sales and marketing	32,584	88,580	(55,996)	(63%)
Research and development	150,620	171,452	(20,832)	(12%)
General and administrative	57,355	97,103	(39,748)	(41%)
Impairment of long-lived assets	83,639	—	83,639	n.m
Restructuring expense	14,500	2,020	12,480	618%
Total operating costs and expenses	465,789	689,128	(223,339)	(32%)
Loss from operations	(394,853)	(205,652)	(189,201)	92%
Interest income	6,240	3,328	2,912	88%
Interest expense	(1,159)	(645)	(514)	80%
Tax credits	20,939	—	20,939	n.m
Other income (expense), net	162	(835)	997	(119%)
Net loss before income taxes	(368,671)	(203,804)	(164,867)	81%
Income tax expense (benefit)	4,793	(9,748)	14,541	(149%)
Net loss	$ (373,464)	$ (194,056)	$ (179,408)	92%
Net loss per share attributable to common stockholders – diluted	$ (2.44)	$ (1.31)	$ 3.49	(266%)

n.m. = not meaningful

Revenue was $70.9 million for the year ended December 31, 2023, from $483.5 million for the year ended December 31, 2022. The decrease was primarily volume related due to the tempering of COVID-19 testing during 2022 which continued into 2023. Revenue during the year ended December 31, 2023 was primarily driven by sales to private sector customers of $63.0 million.

Cost *of product revenue* was $127.1 million for the year ended December 31, 2023 compared to $330.0 million for the year ended December 31, 2022. This decrease was primarily due to lower material costs of $110.6 million and lower labor and overhead costs of $38.2 million associated with decreased revenue volume as well as the absence of a prior year charge of $92.8 million related to an overbuild and over purchase of inventory and, in addition an identification of certain products which were not expected to perform in line with our quality standards. These decreases were offset by a disputed payment charge of $12.0 million as well as current year inventory charges of $15.7 million associated with the FDA denial of our Flu A/B + COVID multiplex test. Our product gross profit margin, or product gross profit as a

percentage of product revenue was a loss of 98% for the year ended December 31, 2023 compared to 30% for the year ended December 31, 2022. The decrease in product gross profit margin was primarily due to the aforementioned inventory charges which had an impact of 24%, the disputed payment charge which had an impact of 19% and an increase in excess inventory reserves and scrap which had an impact of 21%. In addition, a reduction in overall production volume relative to our manufacturing capacity had an impact of 84%. These decreases were offset by the prior year excess and obsolescent inventory charge which had an impact of 20%.

Sales and marketing expense was $32.6 million for the year ended December 31, 2023 compared to $88.6 million for the year ended December 31, 2022. This decrease was primarily due to decreased digital and marketing costs of $39.5 million as we shifted marketing strategies, a decrease in sales and marketing personnel costs of $11.7 million related to the 2023 CRP, workforce realignment and optimization efforts, and a decrease in professional services costs of $6.4 million from additional efforts in cost reduction.

Research and development expense was $150.6 million for the year ended December 31, 2023 compared to $171.5 million for the year ended December 31, 2022. This decrease was primarily driven by decreased personnel costs of $18.0 million and decreased materials and supplies costs of $9.3 million from additional efforts in cost reduction. These decreases were offset by increased regulatory and clinical costs of $6.0 million related to investment in test menu related to Flu A/B standalone, RSV standalone, and Flu A/B + COVID multiplex molecular tests.

General and administrative expense was $57.4 million for the year ended December 31, 2023 compared to $97.1 million for the year ended December 31, 2022. This decrease was primarily related to decreased personnel costs of $19.5 million related to the 2023 CRP and a decrease in professional services, consulting-related and other support costs of $15.0 million as we invested in our central team to support our operations as a public company in order to reduce consulting and external-related costs as well as from additional efforts in cost reduction.

Impairment of long-lived assets was $83.6 million for the year ended December 31, 2023 compared to $0 for the year ended December 31, 2022, driven by management's judgment about our anticipated ability to continue to use fixed assets in-service and under development, current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements.

Interest income was $6.2 million for the year ended December 31, 2023 compared to $3.3 million for the year ended December 31, 2022. The increase was due to an increase in rates in interest bearing securities.

Interest expense was $1.2 million for the year ended December 31, 2023 compared to $0.6 million for the year ended December 31, 2022.

Tax credits was $20.9 million in the year ended December 31, 2023, compared to $0 in the year ended December 31, 2022. This increase was related to the receipt of employee retention credits of $20.9 million.

Income tax expense (benefit) was $4.8 million for the year ended December 31, 2023 compared to $(9.7) million for the year ended December 31, 2022, and our effective tax rate was 1.3% for the year ended December 31, 2023, compared to a benefit of 4.8% for the year ended December 31, 2022. The increase in our provision and effective tax rate was primarily impacted by the tax liability associated with the Employee Retention Credit and the expected recapture of the California Competes state income tax credit.

Liquidity and Capital Resources

Overview

As of December 31, 2023, we held $80.9 million of cash and cash equivalents. Our primary cash needs are for the funding of day-to-day operations and to address our working capital needs. Our largest source of operating cash generation is from sales to our customers. Our primary uses of cash from operating activities are for personnel-related expenses, material and supply costs for manufacturing, direct costs to deliver our products, and research and development initiatives.

On June 30, 2022, we entered into the 2022 Revolving Facility Agreement. The 2022 Revolving Facility Agreement provides for a $100.0 million secured revolving credit facility, with a $20.0 million letter of credit subfacility. As of December 31, 2023, there were no revolving loans outstanding and $0.5 million aggregate face amount of letters of credit outstanding under the 2022 Revolving Facility Agreement. As of December 31, 2023, we have $78.2 million of availability to borrow under the revolving credit facility. We recorded $0.6 million in deferred financings costs in connection with the 2022 Revolving Facility Agreement. This balance is over two years and is classified in other non-current assets on the consolidated balance sheet since no funds were drawn on the 2022 Revolving Facility Agreement. The revolving commitments terminate and the principal amount of outstanding revolving loans, together with accrued and unpaid interest, is due and payable on June 30, 2024.

On August 9, 2023, in connection with the launch of an "at the market" offering program (the "Offering Program), we entered into a sales agreement (the "Sales Agreement") with Cowen and Company, LLC (the "Sales Agent"). Under the Sales Agreement, we may offer and sell its common stock from time to time having an aggregate offering price of up to $50.0 million during the term of the Sales Agreement through the Sales Agent. We did not issue any shares of common stock under the Offering Program during the year ended December 31, 2023.

Our operations have been primarily financed through a combination of our IPO proceeds, other financing activities, product sales and grant revenue. Prior to August 2020, we had never generated any revenue from the commercial sale of products, and we had devoted substantially all of our resources to the research and development of our Cue Health Monitoring System. We only first started realizing revenue from commercial product sales in August 2020 following receipt of our first EUA from the FDA, in June 2020 for our COVID-19 test. Since receiving our first FDA EUA, we have incurred significant additional expenses in connection with the commercial scale up of our business, including costs associated with scaling up our manufacturing operations, costs associated with the production of our COVID-19 test, sales and marketing expenses, and costs associated with the hiring of new employees, the growth of our business and building out our corporate infrastructure.

We expect that our near and longer-term liquidity requirements will consist of working capital and general corporate expenses associated with the growth of our business, including, without limitation, expenses associated with sales and marketing expense associated with increasing market awareness of our platform and brand generally to individual consumers, enterprises and other target customers, and additional research and development expenses associated with expanding our care offerings. Our short-term capital expenditure needs relate primarily to the expansion of our research and development capabilities and optimization of existing business processes.

We have an accumulated deficit of $591.5 million as of December 31, 2023. During the year ended December 31, 2023, we incurred negative cash flows. A tempering of COVID-19 testing demand resulted in a loss from operations. Currently, the majority of our product revenue is related to sales of our Cue COVID-19 test, and while we have a number of tests submitted to the FDA for regulatory approval and in late stage technical development, the receipt of such approvals is outside the Company's control. These factors, underscored by the inherent uncertainty in timing of regulatory approvals, when considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern.

If we are unable to achieve and maintain profitability, we will need additional financing to support our continuing operations and pursue our strategic objectives. Additional financing may be achieved through a combination of equity offerings, debt financing and strategic partnerships. We may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2023	**2022**
(dollars in thousands)		
Net cash, cash equivalents and restricted cash used in operating activities	$ (137,811)	$ (111,919)
Net cash, cash equivalents and restricted cash used in investing activities	(19,799)	(63,031)
Net cash, cash equivalents and restricted cash used in financing activities	(3,031)	(6,430)
Net decrease in cash, cash equivalents and restricted cash	$ (160,641)	$ (181,380)

Cash Flows from Operating Activities

Net cash, cash equivalents and restricted cash used in operating activities was $137.8 million for the year ended December 31, 2022, primarily reflecting our net loss of $373.5 million, net of non-cash cost items and changes in operating working capital. Non-cash cost adjustments were primarily driven by long-lived asset impairment of $83.6 million, stock-based compensation expense of $48.7 million and depreciation and amortization expenses of $56.3 million. The timing of our revenue and collections decreased our accounts receivable. The fluctuations in inventories and accounts payable, accrued liabilities and other current liabilities was driven by inventory charges and our efforts related to cost reduction and spend optimization.

Cash Flows from Investing Activities

Net cash, cash equivalents and restricted cash used in investing activities was $19.8 million for the year ended December 31, 2023, reflecting purchases of property and equipment of $9.2 million and investments of $10.6 million primarily related to the development of internal-use software.

Cash Flows from Financing Activities

Net cash, cash equivalents and restricted cash used in financing activities was $3.0 million for the year ended December 31, 2023, reflecting $1.7 million in tax withholding on stock option exercises and RSU vesting and $2.1 million in payments for finance leases. These cash outflows were offset by proceeds of $0.7 million from the employee stock purchase plan and $0.1 million from stock options exercised.

Commitments and Contingencies

See Note 16, *Commitments and Contingencies*, to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K for a summary of our commitments as of December 31, 2023.

Our material cash commitments at December 31, 2023 related to real estate leases under non-cancelable operating lease agreements in the amount of $46.8 million, that expire at various dates through 2031 and finance leases of manufacturing equipment totaling $1.2 million. If we are unable to achieve and maintain sufficient operating cash flows, we will need additional financing to support our commitments. Additional financing may be achieved through a combination of equity offerings, debt financing and strategic partnerships. We may be unable to raise additional funds or enter into such other agreements when needed on favorable terms or at all.

Critical Accounting Estimates

Our management's discussion and analysis of our consolidated financial condition and results of operations is based on our consolidated financial statements included elsewhere in this Form 10-K that have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported income generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements, included elsewhere in this Annual Report on Form 10-K, we believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Long-lived Asset Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the assets. If the carrying amount of an asset group exceeds its estimated undiscounted net future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset group exceeds its fair value.

Based on management's judgment about our anticipated ability to continue to use fixed assets in-service and under development, current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements, we recorded an impairment charge of $83.6 million during the year ended December 31, 2023.

See Note 6. *Property and Equipment, net*, for more information.

Inventories Reserve

Inventories are valued at lower of cost or net realizable value on a first in, first out basis. Provisions for excess and obsolete inventory are primarily based on our estimates of forecasted sales, usage levels, and expiration dates, as applicable for certain disposable products, and assumptions about obsolescence. Although we make every effort to ensure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the carrying value of our inventories and reported operating results.

The forecasted sales estimate is subject to uncertainty given the unpredictable nature of the COVID-19 pandemic, and the development and potential size of the COVID-19 diagnostic testing market is highly uncertain.

A 10% increase or decrease in our forecasted sales rate estimate during 2023, holding all other assumptions constant, would increase or decrease the provision by approximately $2.2 million.

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 2 to our consolidated financial statements included elsewhere in this document.

Emerging Growth Company Status

We are an "emerging growth company" (as defined in the JOBS Act). Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected to use this extended transition period under the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies who have adopted new or revised accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to certain market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. To date, we have not been exposed to material risks related to market instruments in the ordinary course of our business, but we may in the future.

Interest Rate Risk

As of December 31, 2023, we had cash, cash equivalents and restricted cash of $81.7 million. The goals of our investment policy are liquidity and capital preservation and we do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents.

Foreign Currency Exchange Risk

The majority of our employees and our operations are currently located in the United States and the majority of our expenses and payment obligations are denominated in and have been satisfied with U.S. dollars. There was minimal foreign currency risk for the year ended December 31, 2023. In the future, a larger portion of our sales may be denominated in foreign currencies and to the extent they are, we will be subject to foreign currency transaction gains or losses. To date, we have had an immaterial amount of foreign currency transaction gains and losses, and we have not had a formal hedging program with respect to foreign currency. We believe a hypothetical 10% increase or decrease in exchange rates during any of the periods presented would not have a material effect on our consolidated financial statements.

Inflation Risk

While the historical impact of inflation is difficult to accurately measure due to the imprecise nature of the estimates required, we do not believe the effects of inflation on our consolidated results of operations and financial condition have been material. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future, including by heightened levels of inflation currently experienced globally. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations or financial condition.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Cue Health Inc.
San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cue Health Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2019.
San Diego, California
March 13, 2024

Cue Health Inc.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts and share data)

		December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash and cash equivalents	$	80,889	$	241,530
Restricted cash		800		800
Accounts receivable, net of allowance for credit losses ($22 and $2,311, respectively)		1,352		18,751
Inventories, net - current		14,039		82,210
Prepaid expenses		8,479		15,728
Other current assets		4,803		12,134
Total current assets		110,362		371,153
Non-current inventories, net		56,273		25,436
Property and equipment, net		72,096		189,275
Operating lease right-of-use assets		78,519		85,321
Intangible assets, net		19,644		16,867
Other non-current assets		2,893		6,528
Total assets	$	339,787	$	694,580
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	7,705	$	7,150
Accrued liabilities and other current liabilities		29,300		52,378
Deferred revenue, current		162		1,566
Operating lease liabilities, current		5,142		7,739
Finance lease liabilities, current		1,157		2,362
Total current liabilities		43,466		71,195
Operating leases liabilities, net of current portion		41,640		44,045
Finance lease liabilities, net of current portion		—		849
Other non-current liabilities		4,429		1,997
Total liabilities		89,535		118,086
Commitments and contingencies (Note 16)				
Stockholders' Equity				
Common stock, $0.00001 par value; 500,000,000 and 500,000,000 shares authorized, 155,304,764 and 150,406,014 issued and outstanding at December 31, 2023 and December 31, 2022, respectively		2		1
Additional paid-in-capital		841,788		794,567
Accumulated deficit		(591,538)		(218,074)
Total stockholders' equity		250,252		576,494
Total liabilities and stockholders' equity	$	339,787	$	694,580

The accompanying notes are an integral part of these consolidated financial statements.

Cue Health Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts and share data)

		Year Ended December 31,				
		2023		**2022**		**2021**
Revenue						
Product revenue	$	64,223	$	474,166	$	615,796
Grant and other revenue		6,713		9,310		2,311
Total revenue		70,936		483,476		618,107
Operating costs and expenses:						
Cost of product revenue		127,091		329,973		276,542
Sales and marketing		32,584		88,580		28,729
Research and development		150,620		171,452		42,829
General and administrative		57,355		97,103		79,788
Impairment of long-lived assets		83,639		—		—
Restructuring expense		14,500		2,020		—
Total operating costs and expenses		465,789		689,128		427,888
(Loss) income from operations		(394,853)		(205,652)		190,219
Other income (expense):						
Interest income		6,240		3,328		108
Interest expense		(1,159)		(645)		(9,809)
Change in fair value of redeemable convertible preferred stock warrants		—		—		53
Change in fair value of convertible notes		—		—		(59,560)
Loss on extinguishment of debt		—		—		(1,998)
Tax credits		20,939		—		—
Other income (expense), net		162		(835)		164
Net (loss) income before income taxes		(368,671)		(203,804)		119,177
Income tax expense (benefit)		4,793		(9,748)		32,759
Net (loss) income	$	(373,464)	$	(194,056)	$	86,418
Net (loss) income per share attributable to common stockholders – basic	$	(2.44)	$	(1.31)	$	0.63
Weighted-average number of shares used in computation of net (loss) income per share attributable to common stockholders – basic		152,877,306		148,024,749		52,815,449
Net (loss) income per share attributable to common stockholders – diluted	$	(2.44)	$	(1.31)	$	0.59
Weighted-average number of shares used in computation of net (loss) income per share attributable to common stockholders – diluted		152,877,306		148,024,749		59,635,384

The accompanying notes are an integral part of these consolidated financial statements.

Cue Health Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share data)

	Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series C Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	8,350,743	$ 7,519	46,176,715	$ 66,186	28,998,607	$102,618	27,995,780	$ —	$ 9,036	$ (110,436)	$ (101,400)
Exercise of redeemable convertible preferred stock warrants	48,513	831	31,369	537	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock	(8,399,256)	(8,350)	(46,208,084)	(66,723)	(28,998,607)	(102,618)	83,605,947	1	177,690	—	177,691
Exercise of common stock options	—	—	—	—	—	—	1,713,054	—	432	—	432
Conversion of convertible notes into common stock	—	—	—	—	—	—	18,611,914	—	297,792	—	297,792
Stock-based compensation expense from issuance of a fully vested warrant to vendor	—	—	—	—	—	—	—	—	1,239	—	1,239
Issuance of common stock at public offering, net of issuance costs of $24.0 million	—	—	—	—	—	—	14,375,000	—	205,956	—	205,956

Cue Health Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except share data)

Exercise of common stock warrants	—	—	—	—	—	—	84,118	—	77	—	77
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	152	—	152
Tax withholding on exercise of stock options and restricted stock units	—	—	—	—	—	—	(304,755)	—	(4,586)	—	(4,586)
Common stock issued to outgoing directors	—	—	—	—	—	—	128,000	—	—	—	—
Vesting of restricted stock units	—	—	—	—	—	—	193,933	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	42,979	—	42,979
Net income	—	—	—	—	—	—	—	—	—	86,418	86,418
Balance at December 31, 2021	—	$ —	—	$ —	—	$ —	146,402,991	$ 1	$ 730,767	$ (24,018)	$ 706,750

100

Cue Health Inc.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

(In thousands, except share data)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance at December 31, 2021	146,402,991	$ 1	$ 730,767	$ (24,018)	$ 706,750
Exercise of common stock options, including ESPP activity, 147,463 shares	1,898,784	—	3,880	—	3,880
Issuance of common stock upon vesting of restricted stock units	3,329,057	—	—	—	—
Tax withholding on exercise of stock options and issuance of shares from restricted stock units	(1,224,818)	—	(6,862)	—	(6,862)
Stock-based compensation	—	—	64,291	—	64,291
Other	—	—	2,491	—	2,491
Net loss	—	—	—	(194,056)	(194,056)
Balance at December 31, 2022	150,406,014	$ 1	$ 794,567	$ (218,074)	$ 576,494

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount			
Balance at December 31, 2022	150,406,014	$ 1	$ 794,567	$ (218,074)	$ 576,494
Exercise of common stock options, including ESPP activity, 1,299,053 shares	1,468,568	1	371	—	372
Issuance of common stock upon vesting of restricted stock units	5,366,322	—	—	—	—
Tax withholding on exercise of stock options and issuance of shares from restricted stock units	(1,936,140)	—	(1,729)	—	(1,729)
Stock-based compensation	—	—	48,735	—	48,735
Other	—	—	(156)	—	(156)
Net loss	—	—	—	(373,464)	(373,464)
Balance at December 31, 2023	155,304,764	$ 2	$ 841,788	$ (591,538)	$ 250,252

The accompanying notes are an integral part of these consolidated financial statements.

Cue Health Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities			
Net (loss) income	$ (373,464)	$ (194,056)	$ 86,418
Adjustments to reconcile net (loss) income to net cash, cash equivalents and restricted cash used in operations			
Depreciation and amortization	56,278	48,972	32,826
(Recoveries) allowance for credit losses provision	(320)	(2,019)	(318)
Change in fair value of redeemable convertible preferred stock warrant liabilities	—	—	(53)
Change in fair value of convertible notes	—	—	59,560
Stock-based compensation expense	48,735	64,291	42,979
Loss on extinguishment of debt	—	—	1,998
Non-cash lease expense	9,326	8,480	5,318
Convertible notes issuance costs	—	—	6,000
Deferred income taxes	—	(3,468)	3,468
Interest on finance leases	59	168	218
Stock-based compensation expense from issuance of fully vested warrant to vendor	—	—	1,239
Non-cash interest expense	281	440	2,883
Impairment of long-lived assets	83,639	—	—
Changes in operating assets and liabilities:			
Accounts receivable	17,719	87,857	(100,104)
Inventories	37,334	(19,258)	(51,546)
Prepaid expenses and other current assets	11,062	20,280	(38,987)
Other non-current assets	(476)	(5,014)	(4,005)
Accounts payable, accrued liabilities and other current liabilities	(22,948)	(1,387)	44,823
Income taxes payable	3,894	(10,218)	11,185
Deferred revenue	(1,404)	(90,882)	(90,648)
Operating lease liabilities	(7,526)	(16,105)	(18,203)
Other non-current liabilities	—	—	(4,500)
Net cash, cash equivalents and restricted cash used in operating activities	(137,811)	(111,919)	(9,449)
Cash flows from investing activities			
Purchases of property and equipment	(9,169)	(50,181)	(108,848)
Expenditures for software development and other intangible assets	(10,630)	(12,850)	(6,869)
Net cash, cash equivalents and restricted cash used in investing activities	(19,799)	(63,031)	(115,717)
Cash flows from financing activities			
Proceeds from convertible notes	—	—	235,480
Proceeds from exercise of redeemable convertible preferred stock warrant	—	—	89
Payments of issuance costs of convertible notes	—	—	(6,000)
Proceeds from exercise of common stock options	113	2,646	432
Proceeds from exercise of common stock warrant	—	—	77
Proceeds from issuance of common stock at public offering	—	—	230,000

Payments of issuance costs of public offering		—		—	(24,044)
Proceeds from debt		—		—	82,250
Tax withholding on exercise of stock options and restricted stock units		(1,729)		(6,862)	(4,586)
Proceeds from employee stock purchase plan activity		698		1,234	—
Debt issuance and prepayment costs		—		(599)	(2,128)
Repayment of debt		—		—	(87,684)
Payments for finance leases		(2,113)		(2,849)	(4,265)
Net cash, cash equivalents and restricted cash (used in) provided by financing activities		(3,031)		(6,430)	419,621
Net change in cash, cash equivalents and restricted cash		(160,641)		(181,380)	294,455
Cash, cash equivalents and restricted cash, beginning balance		242,330		423,710	129,255
Cash, cash equivalents and restricted cash, ending balance	$	81,689	$	242,330	$ 423,710
Reconciliation of cash, cash equivalents, and restricted cash					
Cash and cash equivalents	$	80,889	$	241,530	$ 409,873
Restricted cash, current		800		800	13,837
Total cash, cash equivalents and restricted cash	$	81,689	$	242,330	$ 423,710
Supplemental disclosure for cash flow information					
Cash paid for taxes	$	262	$	3,789	$ 18,106
Cash paid for interest	$	—	$	—	$ 767
Supplemental disclosure for non-cash investing and financing matters					
Early exercised stock options liability	$	—	$	—	$ 152
Right-of-use assets obtained in exchange for lease obligations	$	—	$	2,611	$ 48,211
Prepaid rent reclassified to right-of-use assets	$	—	$	50	$ 15,966
Purchases of property and equipment included in accounts payable and accrued liabilities	$	2,948	$	974	$ 6,765
Software development costs included in accounts payable	$	70	$	—	$ 758
Conversion of redeemable convertible preferred stock into common stock	$	—	$	—	$ 177,691
Exercise of redeemable convertible preferred stock warrant	$	—	$	—	$ 1,278
Conversion of convertible notes	$	—	$	—	$ 297,792

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

NOTE 1. BUSINESS AND BASIS OF ACCOUNTING

Organization and Description of Business

Cue Health Inc. (the "Company") was originally formed in the State of California on January 26, 2010, prior to being incorporated in the State of Delaware on December 14, 2017. The Company is a healthcare technology company that uses diagnostic-enabled care to empower people to live their healthiest lives. The Cue Health platform offers individuals and healthcare providers convenient and personalized access to lab-quality diagnostic tests at home and at the point-of-care, as well as on-demand telehealth consultations and treatment options for a wide range of health and wellness needs. The Company's headquarters are located in San Diego, California.

Basis of Accounting

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC") for reporting.

Basis of Consolidation

The consolidated financial statements include the accounts of the parent company and subsidiaries, after elimination of intercompany transactions.

Use of Estimates

The preparation of the accompanying consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.

Significant estimates and assumptions made in the accompanying financial statements include, but are not limited to revenue recognition, net accounts receivable, equity-based compensation expense, product warranty reserve, the usage and recoverability of its inventories, long-lived assets, intangible assets and net deferred tax assets (net of related valuation allowance). The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Segment Reporting

Operating segments are identified as components of an enterprise about which discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. In addition, the guidance for segment reporting indicates certain quantitative materiality thresholds. The Company views its operations and manages its business in one operating segment which is consistent with how the Chief Executive Officer, who is the chief operating decision maker, reviews the business, makes investment and resource allocation decisions, and assesses operating performance. The majority of revenue to date is from customers located in the United States and the majority of long-lived assets are located in the United States. Revenues to customers located outside of the United States was $0.6 million, $10.6 million and $1.0 million, for the years ended December 31, 2023, 2022 and 2021, respectively. Long-lived assets, which consist of property and equipment, located outside of the United States were $0.3 million and $4.7 million as of December 31, 2023 and 2022, respectively.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits. The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists primarily of cash that serves as collateral for the Company's standby letters of credit. Any cash that is legally restricted from use is classified as restricted cash. If the purpose of restricted cash relates to acquiring long-term assets, liquidating a long-term liability, or is otherwise unavailable for a period longer than one year from the balance sheet date, the restricted cash is classified as a long-term asset. Otherwise, restricted cash is presented in current assets in the consolidated balance sheets. As of December 31, 2023 and 2022, the Company had $0.8 million and $0.8 million of restricted cash.

Accounts Receivable

Under ASU 2016-13, the Company is required to remeasure expected credit losses for financial instruments held at the reporting date based on historical experience, current conditions and reasonable forecasts. The allowance for credit losses represents the Company's estimate of expected credit losses relating to these factors. Amounts are written off against the allowances for credit losses when the Company determines that a customer account is uncollectible.

Concentration of Credit Risk and Other Risk and Uncertainties

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and trade accounts receivable. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and the deposits are held with large financial institutions.

The Company had one customer that represented more than 10% of total product revenue for the year ended December 31, 2023, at 57%. For the year ended December 31, 2022, the Company had two customers that represented more than 10% of product revenue at 54% and 20%, respectively. For the year ended December 31, 2021, the Company had two customers that represented more than 10% of product revenue at 62% and 25%, respectively.

As of December 31, 2023, accounts receivable from three customers with balances due in excess of 10% of total accounts receivable were 27%, 20%, and 14%. As of December 31, 2022, accounts receivable from one customer with balances due in excess of 10% of total accounts receivable was 54%.

The Company purchases certain components for its products from three specific suppliers. A change in or loss of these suppliers could cause a delay in filling customer orders and a possible loss of sales, which could adversely affect results of operations.

Inventories

Inventories are valued at lower of cost or net realizable value on a first in, first out basis. Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead. Unabsorbed manufacturing costs are expensed as incurred.

Provisions for excess and obsolete inventory are primarily based on the Company's estimates of forecasted sales, usage levels, and expiration dates, as applicable for certain disposable products, and assumptions about obsolescence. Provisions are recorded against inventories on hand and for prepayments of excess inventories. Accrued losses are recorded for purchase commitments, measured in the same way as are inventory losses. If actual conditions are less favorable than those we have projected, we may need to increase our reserves for excess and obsolete inventories. Any increases in our reserves will adversely impact our results of operations. The establishment of a reserve for excess and obsolete inventory establishes a new cost basis in the inventory. Such reserves are not reduced until the product is sold. If we are able to sell such inventory any related reserves would be reversed in the period of sale.

The value of the inventories that are not expected to be sold within one year of the current reporting period is classified as non-current inventories on the accompanying consolidated balance sheets. Non-current inventories consist of completed Cue Readers, Cue Reader component parts, and cartridge component parts. This inventory is not subject to expiration and is expected to be utilized with future Cue Test Kits.

Product Warranty Reserve

The Company provides its customers with the right to receive a replacement of defective or nonconforming Cue Readers for a period of up to twelve months from the date of shipment. Subject to certain limitations, the Company currently provides customers with the right to receive a replacement Cue Cartridge for unexpired tests that do not produce a valid result, for a period of up to ninety days from the date the test is performed. All warranties are classified as current liabilities within the accrued liabilities and other current liabilities on the balance sheet. Provisions for estimated expenses related to product warranty are made at the time products are sold. These estimates are determined based on historical information that includes test failure rates, replacement frequency, and the overall replacement cost. The Company evaluates the reserve on a quarterly basis and makes adjustments when appropriate. Changes to test failure rates and overall replacement rates could have a material impact on our estimated liability.

The following table provides a reconciliation of the change in estimated warranty liabilities:

	December 31,		
	2023	2022	2021
Balance at beginning of year	$ 6,660	$ 4,865	$ —
Provision for warranties (including changes in estimates)	1,275	18,141	7,744
Settlements	(5,297)	(16,346)	(2,879)
Balance at end of year	$ 2,638	$ 6,660	$ 4,865

Fair Value Measurements and Financial Instruments

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Property and Equipment, Net

Property and equipment, net, which consist of manufacturing equipment, laboratory equipment, furniture and fixtures, computers and software, office equipment and leasehold improvements, are stated at cost less depreciation. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the remaining lease term, including any renewal periods that the Company is reasonably certain to exercise. Repair and maintenance costs that do not improve service potential or extend economic life are expensed as incurred.

The estimated useful lives are as follows:

	Years
Machinery and equipment	3-7 years
Furniture and fixtures	7 years
Computers and software	3-5 years

Intangible Assets, Net

Intangible assets, net are recorded at cost and amortized on a straight-line basis over their estimated useful lives. Intangible assets consist of capitalized software costs incurred in the development of internal-use software. The Company determined that costs incurred during the application development stage that are directly related to the actual development of the software are capitalized, while costs incurred in the preliminary project and post implementation stage are expensed as incurred. Additionally, indirect costs related to the software development during the application development stage are expensed as incurred and maintenance costs are expensed as incurred.

During the development stage of internal-use software, the Company capitalizes certain eligible costs associated with the software development, in accordance with ASC 350-40, Internal-Use Software. The capitalized costs primarily consist of direct labor and third-party contractor fees. In-process software development consists of software costs incurred in the development of internal-use software not yet implemented. The software is expected to be implemented no later than one year from the commencement date of development. Once the software is implemented and ready for its intended use, the Company will begin amortizing the capitalized costs. The Company has concluded that given the rapid changes in technology, the software has a useful life of three years and is amortized on a straight-line basis.

Leases

The Company determines if an arrangement is a lease at inception and if so, determines whether the lease qualifies as an operating or finance lease. Lease balances are included in the consolidated balance sheets as right-of-use assets and lease liabilities. The Company does not recognize right-of-use assets and lease liabilities for short-term leases, which have terms of 12 months or less, on its consolidated balance sheet.

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. When the Company's leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at commencement dates in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would expect to pay to borrow over a similar term, and on a collateralized basis, an amount equal to the lease payments in a similar economic environment. The Company's lease terms may include options to extend or terminate the lease when the Company is reasonably certain that it will exercise such options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Cloud Computing Arrangements

As of December 31, 2023 and 2022, the Company's capitalized implementation costs for cloud computing arrangements, net consisted of the following:

| | Year Ended December 31, | |
	2023	2022
Capitalized implementation costs	$ 10,702	$ 10,265
Accumulated amortization expense	(8,178)	(4,348)
Cloud computing arrangement, net	$ 2,524	$ 5,917

These cloud computing arrangements were primarily related to implementation of the Company's enterprise resource planning system and customer relationship management system, among other software implementations. These costs were recorded in other non-current assets in the consolidated balance sheets. Amortization expense related to cloud computing arrangements was $3.8 million, $4.0 million, and $0.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Deferred Offering Costs

The Company capitalizes certain legal, professional accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the financing, these costs are recorded as a reduction of the proceeds received from the equity financing.

If a planned equity financing is abandoned, the deferred offering costs are expensed immediately as a charge to operating expenses in the consolidated statements of operations. There were no deferred offering costs recorded in the Company's consolidated balance sheets as of December 31, 2023.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or an asset group may not be recoverable. If such triggering event is determined to have occurred, the asset's or asset group's carrying value is compared to the future undiscounted cash flows expected to be generated. If the carrying value exceeds the undiscounted cash flows of the asset, then an impairment exists. An impairment charge is measured as the excess of the asset's carrying value over its fair value.

Based on management's judgment about our anticipated ability to continue to use fixed assets in-service and under development, current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements, the Company recorded an impairment charge of $83.6 million during the year ended December 31, 2023. There were no impairment charges recorded for the years ended December 31, 2022 and 2021.

Common Stock Warrants

Common stock warrants are measured at their estimated fair value upon issuance and recorded in additional paid-in capital. Common stock warrants are classified as equity and no subsequent remeasurement is required.

Redeemable Convertible Preferred Stock Warrants

The Company accounts for its redeemable convertible preferred stock warrants as liabilities based upon the characteristics and provisions of each instrument. The redeemable convertible preferred stock warrants classified as liabilities are recorded on the Company's consolidated balance sheets at their fair values on the date of issuance and are revalued on each subsequent balance sheet date, with fair value changes recognized as increases or reductions in the consolidated statement of operations. All of the Company's outstanding redeemable convertible preferred stock warrants were exercised and converted into shares of Series A and Series B redeemable convertible preferred stock prior to the IPO.

Redeemable Convertible Preferred Stock

Prior to the completion of the IPO, the Company had multiple classes of redeemable convertible preferred stock, all of which were classified as temporary equity in the accompanying consolidated balance sheet as the redemption of the shares were outside of the Company's control.

In connection with the completion of the IPO in September 2021, all outstanding shares of redeemable convertible preferred stock were automatically converted into an aggregate of 83,605,947 shares of common stock.

Revenue Recognition

Product Revenue

The Company generates revenue from the sale of its products to government entities, healthcare providers, commercial customers, distributors, and direct-to-consumer ("DTC") sales.

The Company considers purchase orders, which are governed by agreements with a customer, to be a contract with a customer. The contract terms with customers, range in length, from one-time purchases to six-month or twelve-month commitments on a subscription basis where customers purchase a fixed number of products on a monthly basis. DTC sales are conducted via the Company's website where customers can purchase individual products and subscribe to a Cue+ Membership. The Company considers the DTC customers' agreement to the terms and conditions at the point of purchase to be a contract with a customer.

Cue Readers, Cue Enterprise Dashboards, and Cue Test Kits, composed of Cue Cartridges and Cue Wands, are considered distinct performance obligations. At-home health and wellness test kits and related consultation results form a single performance obligation. The Cue Health App is integral to the functionality of the Cue Reader and these two components form a single performance obligation. Revenue allocated to Cue Readers and Cue Test Kits is recognized when control of the promised goods has transferred to customers, generally upon shipment, in an amount that reflects the consideration the Company expects to receive in exchange for those goods.

Revenue allocated to Cue Enterprise Dashboards is recognized ratably over time as the service is provided, reflecting the ongoing access to the dashboard and the continuous benefit derived by the customer over the term of the service. This approach is consistent with the transfer of control over time, as the customer simultaneously receives and consumes the benefits of the service. Cue Enterprise Dashboard revenue is not material.

The Company's contracts with its customers do not provide for open return rights. The Company estimates returns of products due to defective or nonconforming Cue Readers and replacement Cue Cartridges and records a provision for estimated expenses related to product warranty at the time products are sold.

In addition to the above performance obligations, Cue also has performance obligations which include service components comprised of virtual care capabilities accessible through the App. Cue Care provides telemedicine (access to chat with board-certified physicians) and the Company also generates revenue from video proctoring of tests. Revenue from telemedicine services is recognized at a point in time at the inception of the contract with a customer, as the customer's right to access telemedicine services is considered to be fully provided and available upon contract inception.

The Company has performance obligations related to Cue Pharmacy, which enables individuals to connect with a healthcare provider and be prescribed medications. Revenue allocated to Cue Pharmacy medication sales is recognized when control of the promised goods has transferred to customers, generally upon shipment, in an amount that reflects the consideration the Company expects to receive in exchange for those goods.

The Company has performance obligations related to Cue Lab, a collection of at-home test kits for a wide variety of diagnostic panels and standalone at home tests. Revenue allocated to Cue Lab sales is recognized when control of the promised goods has transferred to customers, generally upon delivery of test results.

The transaction price is measured as the amount of consideration the Company expects to receive in exchange for the goods transferred to customers. A contract's transaction price is allocated to each distinct performance obligation on a relative standalone selling price basis. The Company estimates standalone selling prices for groups of customers with similar circumstances and characteristics.

The Company recognizes receivables when there is an unconditional right to payment, which represents the amount the Company expects to collect in a transaction and is most often equal to the transaction price in the contract. Payment terms are typically 30 to 45 days. No adjustments to consideration are made for financing as the Company expects, at contract inception, that the period between the transfer of a promised good or service and when the customer pays for that good or service will be one year or less. The Company has elected to apply the practical expedient related to the expensing of incremental costs of obtaining a contract. Under this practical expedient, if the amortization period of the asset that the Company would have otherwise recognized is one year or less, these costs are expensed as incurred.

The Company excludes from the measurement of the transaction price all taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction and collected by the entity from a customer.

See Note 3, *Revenue Recognition*, for details regarding disaggregation of product revenue by type of customer for the years ended December 31, 2023, 2022 and 2021.

Deferred Revenue

Deferred revenue is recognized upon satisfaction of performance obligations by reference to the total goods or services expected to be provided to the customer, including an estimate of future performance obligations under expected contract renewals, and the corresponding expected consideration or when it is determined that the likelihood of exercise of any material right associated with deferred revenue becomes remote.

Grant and Other Revenue

Arrangements under which the Company receives grants or contracts to conduct research and development activities constitute non-exchange transactions. Revenue from non-exchange transactions is recognized to the extent of costs incurred in the period, provided that the conditions under which the grants and contracts were provided have been met and only perfunctory performance obligations are outstanding. Costs are included in research and development expenses.

The Company may enter into collaboration agreements with third parties to conduct research and development activities. The Company evaluates its collaboration agreements for proper classification in its consolidated statements of operations based on the nature of the underlying activity. When the Company has concluded that it has a customer relationship with one of its collaborators, the Company follows the guidance in ASC Topic 606, *Revenue from Contracts with Customers (Topic 606)* ("ASC 606").

See Note 3, *Revenue Recognition*, for details regarding the Company's agreements with BARDA.

Contract Assets and Liabilities

Contract assets primarily relate to the Company's conditional right to consideration for performance obligations satisfied but not billed at the reporting date.

Contract liabilities are recorded when cash is received prior to recording revenue.

See Note 3, *Revenue Recognition*, for details regarding the activity related to contract assets and liabilities.

Cost of Product Revenue

Cost of product revenue includes the cost of materials, direct labor, inclusive of salaries and other related costs, including stock-based compensation, depreciation, and manufacturing overhead costs used in the manufacturing of the Cue Test Kits as well as contract manufacturing costs associated with production of the Cue Readers. Cost of product revenue also includes inventory reserve provisions and external-use software development costs. Cost of product revenue excludes long-lived asset impairment charges.

Shipping and Handling Costs

The Company elected to account for shipping and handling as activities to fulfill the promise of the goods and records them as cost of product revenue.

Sales and Marketing Expenses

Sales and marketing expense consist primarily of salaries and other related costs, including stock-based compensation, for personnel in sales and marketing, customer support, advertising costs and business development functions. Advertising costs are expensed as incurred. For the years ended December 31, 2023, 2022 and 2021, advertising costs were $2.9 million, $42.3 million, and $15.4 million respectively.

Research and Development Expenses

Research and development expenses are expensed as incurred. Research and development expenses are primarily comprised of costs and expenses for salaries and other related costs, including stock-based compensation, associated with research and development personnel, contract services, laboratory supplies, facilities, depreciation, and outside services. Costs associated with the Company's grant and collaboration agreements as well as costs associated with products produced for research and development purposes are recorded within research and development expenses.

Accrued Research and Development Costs

The Company records accrued expenses for estimated costs of its research and development activities conducted by third-party service providers, which include clinical trial activities, based on the estimated amount of services or supplies provided but not yet invoiced and include these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the consolidated statements of operations. Any payments made in advance of services or supplies provided are recorded as prepaid assets, which are expensed as the services or supplies are received.

The Company estimates the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. Significant judgments and estimates are made in determining the accrued balance in each reporting period. As actual costs become known, the Company adjusts its accrued estimates.

General and Administrative Expenses

The Company's general and administrative expenses consists primarily of salaries and other related costs, including stock-based compensation, for personnel in its executive, finance, and administrative functions. General and administrative expense also includes professional fees for legal, patent, accounting, information technology, auditing, tax and consulting services, travel expenses as well as depreciation and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. These costs are included in general and administrative expenses.

Stock-Based Compensation

The Company estimates the fair value of stock options using the Black-Scholes-Merton ("BSM") option pricing model on the date of grant. The fair value of equity instruments expected to vest are recognized and amortized on a straight-line basis over the requisite service period of the award, which is generally three to four years; however, the Company's equity compensation plans allow for any vesting schedule as the Company's board of directors may deem appropriate. The Compensation Committee with oversight from the board of directors determines the number of shares, the term, the frequency and date, the type, the exercise periods, any performance criteria pursuant to which awards may be granted, and the restrictions and other terms and conditions of each grant in accordance with terms of the plan. The Company recognizes forfeitures as incurred.

The BSM option pricing model incorporates various estimates, including the fair value of the Company's common stock, expected volatility, expected term and risk-free interest rates. The weighted-average expected term of options was calculated using the simplified method. This decision was based on the lack of relevant historical data due to the Company's limited historical experience. In addition, due to the Company's limited historical data, the estimated volatility incorporates the historical volatility over the expected term of the award of comparable companies whose share prices are publicly available. The risk-free interest rate for periods within the contractual term of the option is based on the U.S. Treasury yield in effect at the time of grant. The dividend yield was zero, as the Company has never declared or paid dividends and has no plans to do so in the foreseeable future.

The fair value of restricted stock units (RSUs) is determined based on the fair value of the Company's common stock at the grant date. The RSUs generally have a vesting term of four years. For RSUs with performance-based vesting conditions, compensation cost is recognized when it is probable that the performance criteria will be achieved. For RSUs with market-based vesting conditions, compensation cost is based on the fair value of the award at grant date and recorded over the requisite service period. Compensation cost is not adjusted if the market condition is not met, as long as the requisite service is provided. The Company estimates the fair value of stock-based payment for awards with market conditions on the date of grant using a Monte Carlo simulation model.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as a change in equity of a business enterprise during a period, resulting from transactions from non-owner sources. There have been no items qualifying as other comprehensive income (loss) and, therefore, the Company's comprehensive income (loss) was the same as its reported net income (loss).

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the bases of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would adjust the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) management determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, management recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense. Any accrued interest and penalties are included within the related tax liability.

Transfers of Financial Assets

The Company accounts for transfers of financial assets as sales when it has surrendered control over the related assets. Whether control has been relinquished requires, among other things, an evaluation of relevant legal considerations and an assessment of the nature and extent of the Company's continuing involvement with the assets transferred. Gains and losses stemming from transfers reported as sales are included in other income, net in the consolidated statements of operations. Assets obtained and liabilities incurred in connection with transfers reported as sales are initially recognized in the balance sheet at fair value.

Employee Retention Credit

Tax credits within the accompanying consolidated statement of operations is attributable to the one-time receipt of the Employee Retention Tax Credit from the Internal Revenue Service (the "IRS"). As a response to the COVID-19 outbreak, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which contained a number of programs to assist workers, families and businesses. Part of the CARES Act provides an Employee Retention Credit ("ERC"), which is a refundable tax credit against certain employment taxes equal to 50% of qualified wages paid, up to $10,000 per employee annually, from March 12, 2020 through January 1, 2021. Additional relief provisions were passed by the United States government, which extended and expanded the qualified wage caps on these credits to 70% of qualified wages paid through June 30, 2021 and 100% of qualified wages paid through December 31, 2021, up to $10,000 per employee per quarter.

The Company filed for the periods 2020-2021 to claim a refund for the ERC. The Company elected to account for the ERC under ASC 958-605 when the conditions had been substantially met, which was determined to be in the third quarter of 2023. As of December 31, 2023, the Company received payments from the IRS related to the ERC and recorded $20.9 million within Tax credits in the accompanying consolidated statements of operations.

Going Concern

The Company's operations have been primarily financed through a combination of its proceeds from its initial public offering, other financing activities, product sales and grant revenue. The Company expects that its near and longer-term liquidity requirements will consist of working capital and general corporate expenses associated with its business, including, without limitation, expenses associated with production and research and development expenses associated with its test and care offerings.

The Company had an accumulated deficit of $591.5 million as of December 31, 2023. During the years ended December 31, 2023 and 2022, the Company incurred negative cash flows. A tempering of COVID-19 testing demand has resulted in a loss from operations. Currently, the majority of our product revenue is related to sales of our Cue COVID-19 test, and while we have a number of tests submitted to the FDA for regulatory approval and in late-stage technical development, the receipt of such approvals is outside the Company's control. These factors, underscored by the inherent uncertainty in timing of regulatory approvals, when considered in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans to alleviate the conditions that raise substantial doubt include obtaining regulatory approvals for additional test products, reduced spending, and the pursuit of additional capital. There can be no assurance that the current operating plan will be achieved, including the timing of additional products, or that additional funding will be available on terms acceptable to the Company, or at all. Accordingly, the Company has concluded that substantial doubt exists about the Company's ability to continue as a going concern for a period of at least 12 months from the date of issuance of these consolidated financial statements.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Recently Adopted Accounting Pronouncements

In September 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The standard provides guidance for estimating credit losses on certain types of financial instruments, including trade receivables, by introducing an approach based on expected losses. The expected loss approach will require entities to incorporate considerations of historical information, current information and reasonable and supportable forecasts. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued several amendments to the standard. In November 2019, the FASB amended the standard with the issuance of ASU 2019-10, Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates. The Company adopted this standard effective January 1, 2023 under the modified retrospective method whereas comparative period information is not restated. The adoption of this standard did not have a significant impact on the Company's consolidated financial statements, therefore no cumulative effect or catch up adjustment to the opening balance of retained earnings was recorded.

New Accounting Pronouncements Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). The ASU simplifies the accounting for convertible instruments by removing certain models in Subtopic 470-20 and revises the guidance in Subtopic 815-40 to simplify the accounting for contracts in an entity's own equity. ASU 2020-06 is effective for reporting periods beginning after December 15, 2023 with early adoption permitted for reporting periods beginning after December 15, 2020. The Company does not expect ASU 2020-06 to have a significant impact on the financial statements.

In October 2023, the FASB issued ASU No. 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative. ASU 2023-06 modifies the disclosure or presentation requirements of a variety of topics in the ASC. These amendments align many disclosure requirements with those already required by the Securities Exchange Commission (the "SEC") under Regulation S-X or Regulation S-K. The ASC amendments in ASU 2023-06 become effective on the date which the SEC's removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. If by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment in ASU 2023-06 will not become effective for any entity. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures, guidance to improve segment reporting through enhanced disclosure requirements of significant segment expenses. This update requires companies to disclose significant segment expense categories that are regularly provided to the chief operating decision maker ("CODM") on an interim and annual basis and disclosures about a reportable segment's profit or loss and assets that are currently required annually on an interim basis. Companies must also disclose how segment measures of profit or loss are used by the CODM. ASU 2023-07 should be adopted retrospectively for annual periods beginning after December 15, 2023, and interim periods beginning after December 15, 2024. The Company is evaluating the impact of the update and plan to adopt the amendments for annual disclosures in fiscal 2024. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures, to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for our annual periods beginning January 1, 2025, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on the financial statement disclosures.

NOTE 3. REVENUE

Product Revenue

Disaggregation of product revenue by type of customer for the years ended December 31, 2023, 2022, and 2021 respectively:

	Year Ended December 31,		
	2023	**2022**	**2021**
Private sector customers	$ 62,586	$ 374,467	$ 232,838
Public sector entities	1,637	99,699	382,958
Total product revenue	$ 64,223	$ 474,166	$ 615,796

Product revenue for the years ended December 31, 2023, 2022 and 2021 includes $2.5 million, $8.0 million, and $0.5 million, respectively, of service revenue generated from telemedicine and proctoring services provided to customers. Revenue generated from proctoring is recognized over the term of the contracts with customers.

The following table sets forth the Company's product gross (loss) profit and product gross (loss) profit margin for the years ended December 31, 2023, 2022, and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
Product revenue	$ 64,223	$ 474,166	$ 615,796
Cost of product revenue	127,091	329,973	276,542
Product gross (loss) profit	$ (62,868)	$ 144,193	$ 339,254
Product gross (loss) profit margin	(98)%	30 %	55 %

DoD Agreement

In October 2020, the Company entered into a $480.9 million agreement with the U.S. government for the purchase of its Cue COVID-19 Test to meet the unprecedented demand for rapid and accurate molecular diagnostic testing (the "U.S. DoD Agreement"). The Company delivered all of the agreed upon products under the agreement prior to its expiration on December 31, 2021. The agreement term ended upon completion of the Company's performance obligations in December 2021.

During the fourth quarter of 2022, the Company recognized $92.4 million of deferred revenue related to our agreement with the U.S. DoD. We assessed several external factors such as the price floor included in a potential follow-on contract, the political climate in the U.S. government, the severity of the COVID-19 pandemic/flu season, passage of time with no follow-on contract and others and concluded the likelihood of the U.S. DoD to exercise their option, the identified material right, to be remote. There is no deferred revenue related to the U.S. DoD Advance as of December 31, 2023 and 2022, respectively.

Contract Assets and Liabilities

Contracts assets were $0.3 million, $0.3 million, and $1.1 million as of December 31, 2023, 2022, and 2021, respectively, and were recorded in other current assets in the consolidated balance sheets.

Contract liabilities are recorded when cash is received prior to recording revenue. The activity related to contract liabilities for the years ended December 31, 2023 2022, and 2021, is as follows:

	Amount
Balance at January 1, 2021	$ 183,096
Revenue recognized related to contract liability balance at the beginning of the period	(90,648)
Balance at December 31, 2021	92,448
Unearned revenue from cash received during the period, excluding amounts recognized as revenue during the period	1,566
Revenue recognized related to contract liability balance at the beginning of the period	(92,448)
Balance at December 31, 2022	1,566
Unearned revenue from cash received during the period, excluding amounts recognized as revenue during the period	162
Revenue recognized related to contract liability balance at the beginning of the period	(1,566)
Balance at December 31, 2023	$ 162

The Company recognized $89.8 million of deferred revenue related to our agreement with the U.S. DoD during the year ended December 31, 2021.

Grant and Other Revenue

Grant and other revenue primarily relates to a cost reimbursement agreement with the BARDA.

BARDA Contracts

During 2018, the Company entered into a cost reimbursement contract with BARDA that was effective through January 2021 for a total contract amount of $14.0 million (the "BARDA Contract"). The objective of the BARDA Contract was to accelerate the development, validation, regulatory authorization and commercialization of the Company's products. The BARDA Contract required the Company provide reporting deliverables that included monthly technical and annual reports and a final report, but BARDA was not entitled to any know-how or intellectual property.

In March 2020, BARDA exercised an option in the BARDA Contract for a second phase to accelerate development, validation and FDA clearance of the Company's Cue COVID-19 Test for an additional contract value of $13.7 million. The period of performance related to the second phase extended to January 2023.

In May 2020, the original BARDA Contract was amended to increase the total value from $14.0 million to $21.8 million and to extend the contract term to January 2022.

In December 2021, the original BARDA Contract was amended to fund an additional $0.8 million for the development of an Omicron-Genotyping COVID-19 test. In December 2022, the contract was amended to extend the period of performance to June 2023 and in May 2023, the period of performance was subsequently extended to December 2023. In December 2023, the period of performance was extended to February 2024. In February 2024, an additional $0.6 million of funding was added to the contract and the period of performance was extended to September 2024.

In August 2023, the Company was awarded a new contract for $28.3 million by BARDA to develop an Influenza A/B, RSV, and COVID-19 molecular multiplex test for both over-the-counter and point-of-care use.

The Company recognizes revenue from its BARDA contracts in the period during which the related costs are incurred, provided that the conditions under which the grants and contracts were provided have been met and only perfunctory performance obligations are outstanding. Costs are included in research and development expenses. The Company recorded $6.3 million, $9.1 million and $2.2 million of revenue related to the agreement with BARDA during the years ended December 31, 2023, 2022 and 2021, respectively.

Accounts Receivable

The activity related to the allowance for credit losses for the years ended December 31, 2023 and 2022 is as follows:

	Year Ended December 31,		
	2023	2022	2021
Allowance for credit losses, beginning balance	$ 2,311	$ 318	$ —
Provision for credit losses, net of recoveries	(320)	2,019	318
Write-offs	(1,969)	(26)	—
Allowance for credit losses, ending balance	$ 22	$ 2,311	$ 318

Receivables Purchase Agreement

On June 1, 2023, the Company entered into a Receivables Purchase Agreement (the "Purchase Agreement") with East West Bank, a California state-chartered bank (the "Purchaser"), pursuant to which, among other things, the Company may sell certain of the indebtedness and other payment obligations owed to the Company to the Purchaser in an amount of up to $20 million without recourse in exchange for cash. Transactions under the Purchase Agreement, which matures on June 1, 2024, are accounted for as sales under ASC 860, Transfers and Servicing of Financial Assets, with the sold receivables removed from the Company's balance sheet. Under the Purchase Agreement, the Company does not maintain any beneficial interest in the receivables sold. The Company performs limited administrative services on behalf of the Purchaser since the receivables are trade receivables, but otherwise maintains no significant continuing involvement with respect to the receivables. Sale proceeds that are representative of the fair value of factored receivables, less a factoring fee of the Wall Street Journal prime rate with a floor of 5.50%, are reflected in cash flows from operating activities on the consolidated statements of cash flows.

During the years ended December 31, 2023 and 2022, the Company received cash proceeds of $9.1 million and $0, respectively, from the sales of accounts receivables under the Purchase Agreement. The Company's loss on these transactions, the cost of factoring such receivables, is reflected in other income, net on the consolidated statements of operations, and were not material during the year ended December 31, 2023.

NOTE 4. INVENTORIES

As of December 31, 2023 and 2022, the Company's inventories consisted of the following:

	December 31,	
	2023	2022
Raw materials	$ 70,358	$ 80,968
Work-in-process	5,325	14,305
Finished goods	37,823	37,867
Reserve	(43,194)	(25,494)
Total inventories	70,312	107,646
Non-current inventories	(56,273)	(25,436)
Total inventories, current	$ 14,039	$ 82,210

As of December 31, 2023, 2022, and 2021, the inventories reserve consists of the following activity:

	December 31,					
	2023		**2022**		**2021**	
Balance at beginning of year	$	25,494	$	2,668	$	789
Provision for inventory reserve		25,616		56,242		2,519
Write-offs		(7,916)		(33,416)		(640)
Balance at end of year	$	43,194	$	25,494	$	2,668

NOTE 5. PREPAID EXPENSES

As of December 31, 2023 and 2022, the Company's prepaid expenses consisted of the following:

	December 31,			
	2023		**2022**	
Prepaid expense	$	7,310	$	11,523
Prepaid inventory		1,169		4,205
Total prepaid expenses	$	8,479	$	15,728

NOTE 6. PROPERTY AND EQUIPMENT, NET

As of December 31, 2023 and 2022, the Company's property and equipment, net consisted of the following:

	December 31,			
	2023		**2022**	
Construction in progress	$	2,114	$	32,412
Machinery and equipment		114,747		214,702
Leasehold improvements		24,214		23,233
Furniture and fixtures		2,013		1,883
Property and equipment		143,088		272,230
Accumulated depreciation and amortization		(70,992)		(82,955)
Total property and equipment, net	$	72,096	$	189,275

Depreciation and amortization expense related to property and equipment was $44.5 million, $38.7 million and $30.5 million for the years ended December 31, 2023, 2022 and 2021, respectively. The carrying value of assets under finance leases within property and equipment as of December 31, 2023 and 2022 was $4.8 million and $7.3 million, respectively.

In December 2023, the Company received a response letter from the FDA regarding the EUA submission for its Flu A/B + COVID-19 molecular test for over the counter and point of care use. The letter indicates that the FDA has determined that further review of Cue's EUA request is not a priority, and therefore declines to issue an EUA. Due to the FDA denial, the Company performed a reassessment of operating plans and the anticipated utility of certain long-lived assets. These assets primarily include machinery and equipment and construction in progress intended for the production of the Flu A/B + COVID-19 molecular test. Given the FDA's decision, there is significant uncertainty surrounding the assets' ability to generate future cash flows for the Company during their respective remaining useful lives. Based on management's judgment about our anticipated ability to continue to use fixed assets in-service and under development, current economic and market conditions and their effects based on information available as of the date of these consolidated financial statements, the Company recorded an impairment charge of $83.6 million during the year ended December 31, 2023. Amounts presented above as property and equipment, net are net of the impairment charge.

NOTE 7. INTANGIBLE ASSETS

As of December 31, 2023, the Company's intangible assets consisted of the following:

	Gross Amount	Accumulated Amortization	Net Carrying Value
Capitalized software	$ 31,551	$ (13,340)	$ 18,211
Other	920	(307)	613
Intangible assets, net	32,471	(13,647)	18,824
In-process software development	820	—	820
Total intangible assets	$ 33,291	$ (13,647)	$ 19,644

As of December 31, 2022, the Company's intangible assets consisted of the following:

	Gross Amount	Accumulated Amortization	Net Carrying Value
Capitalized software	$ 19,052	$ (5,724)	$ 13,328
Intangible assets, net	19,052	(5,724)	13,328
In-process software development	3,539	—	3,539
Total intangible assets	$ 22,591	$ (5,724)	$ 16,867

Amortization expense related to intangible assets placed in service was $7.9 million, $3.7 million, and $2.0 million for the years ended December 31, 2023, 2022 and 2021, respectively. Estimated amortization expense for each of the years ending December 31 is as follows:

2024	$ 9,831
2025	6,388
2026	2,605
Total amortization expense	$ 18,824

TrustedMedRx Acquisition

On March 22, 2023, CHP HC, LLC, a wholly-owned subsidiary of the Company, entered into a definitive agreement to acquire TrustedMedRx, LLC, a privately-held pharmacy, which holds operating licenses in various jurisdictions. The purchase was completed on May 4, 2023, and is expected to enhance the Company's presence in the retail pharmacy market and expand its product and service offerings. The total purchase price was $0.7 million and the Company incurred acquisition costs of $0.2 million. The Company concluded the purchase qualified as an asset acquisition and the purchase price and acquisition costs related to the operating licenses have been capitalized as intangible assets. The capitalized operating licenses will be amortized on a straight-line basis over a period of two years, which represents the estimated useful life.

NOTE 8. LEASES

The Company leases real estate and manufacturing and laboratory equipment which are used in the Company's manufacturing, research and development, and administrative activities. The Company identifies a contract that contains a lease as one which conveys a right, either explicitly or implicitly, to control the use of an identified asset in exchange for consideration. These arrangements are classified as finance leases and operating leases. Finance leases consist of laboratory and manufacturing equipment with remaining terms less than one year. The Company's operating leases relate to the Company's manufacturing facilities and office space and have remaining terms from one year to eight years.

A summary of the Company's material leases is as follows:

Waples Lease. In June 2020, the Company entered into an agreement to lease a building to be used as manufacturing facility in San Diego, California ("Waples Lease"). The Waples Lease has an initial term of ten years with two renewal options to extend the lease, each for an additional five years, which the Company is not reasonably certain to exercise. The Waples Lease commenced in May 2021 when the Company was granted a temporary certificate of occupancy to begin installation of manufacturing equipment. The Company paid $12.5 million for landlord-owned improvements recorded as prepaid rent. Upon commencement of the lease the prepaid rent was reclassified into the operating lease right-of-use asset. The Company recognized an operating lease right-of-use asset of approximately $32.4 million and operating lease liabilities of $19.9 million related to the Waples Lease as of the commencement date.

Vista Lease. In October 2020, the Company entered into an agreement to lease a building to be used as a manufacturing facility in Vista, California ("Vista Lease"). The Vista Lease has an initial term of five years with two renewal options to extend the lease, each for an additional five years. The Company is reasonably certain to exercise one renewal option to extend the lease term for an additional five years and is not reasonably certain to exercise the second renewal option. The Vista Lease commenced in January 2021 when the Company was permitted to install its tenant improvements and manufacturing equipment. The Company paid $3.5 million for landlord-owned improvements recorded as prepaid rent. Upon commencement of the lease the prepaid rent was reclassified into the operating lease right-of-use asset. The Company recognized an operating lease right-of-use asset of approximately $20.5 million and operating lease liabilities of $17.1 million related to the Vista Lease as of the commencement date.

The right-of-use assets and lease liabilities recognized on the Company's consolidated balance sheets as of December 31, 2023 and 2022 were as follows:

		December 31,	
	Balance Sheet Location	**2023**	**2022**
Assets			
Right-of-use assets operating leases	*Operating lease right-of-use assets*	$ 78,519	$ 85,321
Right-of-use assets finance leases	*Property and equipment, net*	4,844	7,264
Liabilities			
Operating lease liabilities (current)	*Operating lease liabilities, current*	5,142	7,739
Finance lease liabilities (current)	*Finance lease liabilities, current*	1,157	2,362
Operating lease liabilities (non-current)	*Operating lease liabilities, net of current portion*	41,640	44,045
Finance lease liabilities (non-current)	*Finance lease liabilities, net of current portion*	—	849

The components of lease cost for the years ended December 31, 2023, 2022, and 2021 were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating lease cost	$ 12,062	$ 11,474	$ 7,983
Finance lease cost:			
Amortization of right-of-use assets	2,420	2,557	1,854
Interest on lease liabilities	59	168	218
Total lease cost	$ 14,541	$ 14,199	$ 10,055

As of December 31, 2023, the maturities of the Company's operating and finance lease liabilities were as follows:

	Operating Leases		Finance Leases	
2024	$	7,591	$	1,163
2025		7,783		—
2026		8,066		—
2027		8,153		—
2028		7,585		—
Thereafter		17,472		—
Total lease payments		56,650		1,163
Less: Imputed interest		(9,868)		(6)
Total	$	46,782	$	1,157

The supplemental cash flow information related to leases for the years ended December 31, 2023, 2022, and 2021 was as follows:

	Year Ended December 31,					
	2023		2022		2021	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	7,526	$	16,105	$	20,867
Operating cash flows from finance leases	$	59	$	168	$	218
Financing cash flows from finance leases	$	2,113	$	2,849	$	2,124

The weighted-average remaining lease term and discount rate information related to operating and finance leases as of December 31, 2023 and 2022 was as follows:

	December 31, 2023		December 31, 2022	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term (in years)	7.0	0.6	8.0	1.3
Weighted-average discount rate	5.7%	2.5%	5.7%	3.4%

Sublease

In November 2023, the Company entered into a sublease agreement with a third party to lease office space under an existing operating lease for a term of 26 months. The Company presents sublease income separately from the lease expense associated with the head lease (gross presentation), as the arrangement does not meet the criteria for contract combination. The sublease has been classified as an operating lease, and income from the sublease is recognized on a straight-line basis over the lease term which is in other income (expense), net. Sublease income was not significant for the year-ended December 31, 2023.

Lease Termination

In February 2024, the Company entered into an agreement to assign the rights and liability of one of our manufacturing facility operating leases to a third party. As of December 31, 2023, the operating lease has a right-of-use asset of $2.0 million and a lease liability of $2.7 million with a remaining term through 2027. As part of the agreement, the Company will pay the assignee $0.6 million over six months starting from the date of assignment.

NOTE 9. ACCRUED LIABILITIES AND OTHER CURRENT LIABILITIES

Accrued liabilities and other current liabilities consisted of the following:

	December 31, 2023	December 31, 2022
Accrued purchases[1]	$ 480	$ 4,488
Accrued payroll and benefits	9,266	26,350
Accrued expenses	5,530	5,553
Accrued sales tax	3,204	1,361
Product warranty reserve	2,638	6,660
Income tax payable	364	—
Accrued purchase commitment loss[2]	7,818	7,966
Total accrued liabilities and other current liabilities	$ 29,300	$ 52,378

[1] Accrued purchases primarily reflects receipts of goods and services for which we had not yet been invoiced. As we are invoiced for these goods and services, this balance will reduce and accounts payable will increase.

[2] Accrued purchases commitment loss reflects accrued loss on purchase obligations for inventory.

NOTE 10. DEBT

Revolving Credit Agreement

In February 2021, the Company entered into a loan and security agreement ("Revolving Credit Agreement") with a group of lenders with East West Bank, acting as administrative agent and collateral agent for the lenders. The Revolving Credit Agreement provided for a revolving credit facility with an aggregate maximum principal amount of $130.0 million and a letter of credit subfacility of $20.0 million. In connection with entering into the Revolving Credit Agreement, the Company repaid outstanding amounts of $5.4 million and terminated an existing loan agreement with Comerica Bank.

In May 2021, the Company repaid $63.2 million of debt outstanding under the Revolving Credit Agreement with a portion of the proceeds from the issuance and sale of Convertible Notes. In June 2021, the Company terminated the Revolving Credit Agreement and was required to pay a termination fee of $1.3 million. The Company also wrote-off issuance costs of $0.7 million for a total loss on extinguishment of debt of $2.0 million. These amounts were recorded in loss on extinguishment of debt in the consolidated statements of operations during the year ended December 31, 2021. All other obligations under the Revolving Credit Agreement have otherwise been terminated.

Convertible Notes

In May 2021, the Company issued and sold convertible promissory notes ("Convertible Notes") with a principal amount of $235.5 million and incurred $6.0 million of debt issuance costs that have been recorded in interest expense in the consolidated statements of operations. The Convertible Notes accrue interest at a simple rate of 3.0% per annum during the first 12-month period and will accrue interest at a simple rate of 9.0% per annum thereafter.

The Company elected to account for the Convertible Notes at estimated fair value, see Note 12, *Fair Value Measurements*, pursuant to the fair value option and record the change in estimated fair value in the consolidated statement of operations. The Company recorded a loss of $59.6 million related to the change in estimated fair value of the Convertible Notes in its consolidated statement of operations for the year ended December 31, 2021. All of the Convertible Notes were converted upon the IPO, which was a qualified conversion event. The Convertible Notes' principal of $235.5 million and accrued interest of $2.8 million was converted into 18,611,914 shares of common stock at a fair value of $297.8 million using a 20% discount to the initial public offing price of $16.00 per share. The Company no longer had outstanding Convertible Notes as of December 31, 2021.

Secured Revolving Facility Agreement

On June 30, 2022, the Company entered into a loan and security agreement (the "2022 Revolving Facility Agreement") among the Company, the lenders from time to time party thereto and East West Bank, as collateral agent and administrative agent ("Agent"). The 2022 Revolving Facility Agreement provides for a $100.0 million secured revolving credit facility, with a $20.0 million letter of credit subfacility. As of December 31, 2023, there were no revolving loans outstanding and $0.5 million aggregate face amount of letters of credit outstanding under the 2022 Revolving Facility Agreement. Under the terms of the 2022 Revolving Facility, as of December 31, 2023, the Company had $78.2 million of availability to borrow under the revolving credit facility. The Company recorded $0.6 million in deferred financings costs in connection with the 2022 Revolving Facility Agreement. This balance will be amortized over two years and is classified in other non-current assets.

The revolving loans are available subject to the Company maintaining an asset coverage ratio of not less than 1.20 to 1.00, measured as (x) the sum of specified cash and cash equivalents subject to liens in favor of Agent plus 80% of eligible accounts receivable less the amount of the Company's outstanding sales tax liability to (y) the principal amount of the outstanding obligations under the 2022 Revolving Facility Agreement. The revolving commitments terminate and the principal amount of outstanding revolving loans, together with accrued and unpaid interest, is due and payable on June 30, 2024.

The revolving loans accrue interest at the greater of the prime rate and 3.50%. Interest on the revolving loans is payable monthly in arrears. The Company may borrow, prepay and reborrow revolving loans, without premium or penalty. The Company is required to pay a prepayment fee of 1.0% if the revolving commitments are terminated prior to the maturity date. The Company is required to pay a commitment fee equal to 0.25% per annum of the daily unused portion of the 2022 Revolving Facility Agreement. The Company is also obligated to pay other customary fees for a loan facility of this size and type.

The Company's obligations under the 2022 Revolving Facility Agreement are secured by substantially all of the Company's assets, and will be guaranteed by, and secured by substantially all of the assets of, its future domestic subsidiaries. Two subsidiaries of the Company have become guarantors subsequent to the closing date.

The 2022 Revolving Facility Agreement requires the Company to maintain a current ratio of not less than 1.20 to 1.00, measured quarterly. The 2022 Revolving Facility Agreement also requires the Company to maintain at least six months remaining liquidity, determined as set forth in the 2022 Revolving Facility Agreement. Additionally, the 2022 Revolving Facility Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, dispose of assets, effect certain mergers, incur debt, grant liens, pay dividends and distributions on their capital stock, make investments and acquisitions, and enter into transactions with affiliates, in each case subject to customary exceptions for a loan facility of this size and type. The Company was in compliance with its covenants at December 31, 2023.

The events of default under the 2022 Revolving Facility Agreement include, among others, payment defaults, material misrepresentations, breaches of covenants, cross defaults with certain other material indebtedness, bankruptcy and insolvency events, the occurrence of a material adverse effect, a change of control and judgment defaults. The occurrence of an event of default could result in the acceleration of the Company's obligations under the 2022 Revolving Facility Agreement, the termination of the lenders' commitments, a 2% increase in the applicable rate of interest and the exercise by Agent and the lenders of other rights and remedies provided for under the 2022 Revolving Facility Agreement or applicable law.

NOTE 11. CAPITAL STOCK

Amended and Restated Certificate of Incorporation

In September 2021, the Company's board of directors approved and the Company filed its restated amended certificate of incorporation, which authorized the issuance of up to 550,000,000 shares consisting of 500,000,000 shares of common stock and 50,000,000 shares of preferred stock with a par value of $0.00001 per share, respectively.

Preferred Stock

The Company's certificate of incorporation, as amended, authorizes the issuance of up to 50,000,000 preferred shares. The Board of Directors is authorized to fix the number of shares of any series of preferred stock and determine the designations of such shares including but not limited to voting powers, dividend rights, liquidation preferences, and conversion rights. No shares of preferred stock were outstanding as of December 31, 2023 and 2022.

Redeemable Convertible Preferred Stock

In May 2020, the Company entered into a Convertible Note Purchase Agreement for a maximum of $12.0 million in convertible notes accruing interest at 3% per annum and maturing October 2021. The Company received proceeds of $5.6 million through the issuance date of these consolidated financial statements. The convertible notes were exercisable at a 10% discount (within 30 days) or 15% discount (after 45 days) upon a financing transaction in excess of $30.0 million. In connection with the closing of the IPO, the Convertible Notes were converted into 18,611,914 shares of common stock.

In June 2020, the Company raised $105.6 million in gross proceeds through issuance of shares of its Series C redeemable convertible preferred stock. The issuance included 27,308,227 shares of Series C-1 redeemable convertible preferred stock, par value $0.00001 per share, at $3.6619. The convertible notes entered into in May 2020 were converted into 1,690,380 shares Series C-2 redeemable convertible preferred stock, par value $0.00001 per share, at $3.2957 per share at a 10% discount upon closing of the Series C redeemable convertible preferred stock issuance generating a loss on extinguishment of $0.6 million recorded in interest expense in the consolidated statements of operations.

In connection with the closing of the IPO, all outstanding shares of redeemable convertible preferred stock were converted into 83,605,947 shares of common stock.

Redeemable Convertible Preferred Stock Warrants

Prior to September 2021, the Company had outstanding warrants to purchase 84,118 redeemable convertible preferred shares. Immediately prior to the IPO, in September 2021, all outstanding warrants were exercised and converted into shares of Series A and Series B redeemable convertible preferred stock. The related liability was derecognized upon exercise and recorded in equity.

At the Market Offering Program

On August 9, 2023, in connection with the launch of an "at the market" offering program, the Company entered into a sales agreement (the "Sales Agreement") with Cowen and Company, LLC (the "Sales Agent"). Under the Sales Agreement, the Company may offer and sell its common stock from time to time having an aggregate offering price of up to $50.0 million during the term of the Sales Agreement through the Sales Agent (the "Offering Program").

The Company did not issue any shares of common stock under the Offering Program during the year ended December 31, 2023.

Preferred Stock Rights Agreement

On September 21, 2023, the Company's board of directors authorized and declared a dividend distribution of one right (each, a "Right") for each outstanding share of the Company's common stock to stockholders of record as of the close of business on October 2, 2023. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock, par value $0.00001 per share (the "Preferred Stock"), of the Company at an exercise price of $8.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment. The Rights expire on the earliest of (i) 5:00 p.m., New York City time, on September 20, 2024 (unless such date is extended) or (ii) the redemption or exchange of the Rights. The complete terms of the Rights are set forth in a Preferred Stock Rights Agreement (the "Rights Agreement"), dated as of September 21, 2023, between the Company and Computershare Trust Company, N.A., as rights agent. Given the nature of the Rights and their contingent activation, which has been deemed remote, no value is recognized in stockholders' equity.

Common Stock Warrants

As of December 31, 2023, the Company had an outstanding warrant to purchase 75,744 shares of common stock at a purchase price of $0.40 per share. The warrant was issued on August 22, 2017 and expires on August 22, 2027. All shares subject to the warrant were vested as of December 31, 2020.

NOTE 12. FAIR VALUE MEASUREMENTS

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these items.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth the fair value of the Company's financial assets and liabilities by level within the fair value hierarchy:

December 31, 2023	Total		Quoted prices in active markets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (level 3)	
Assets								
Cash and cash equivalents:								
U.S. Treasury	$	15,211	$	15,211	$	—	$	—
Money market funds	$	11,068	$	11,068	$	—	$	—

December 31, 2022	Total		Quoted prices in active markets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (level 3)	
Assets								
Cash and cash equivalents:								
U.S. Treasury	$	90,029	$	90,029	$	—	$	—
Money market funds	$	25,288	$	25,288	$	—	$	—

The U.S. Treasury securities and money market funds are Level 1 securities that are traded by dealers or brokers in active over-the-counter markets. There were no transfers between Level 1, Level 2 and Level 3 categories of the fair value hierarchy during the years ended December 31, 2023 and 2022. Interest and dividend income on U.S. Treasury securities and money market funds are recorded in interest income.

NOTE 13. STOCKHOLDERS' EQUITY

Stock Incentive Plans

2014 Equity Incentive Plan

In August 2014, the Company adopted the 2014 Equity Incentive Plan ("2014 Plan") under which employees, non-employee directors and consultants of the Company may be granted incentive stock options, nonqualified stock options, stock appreciation rights, performance shares, awards of restricted stock and awards of restricted stock units.

With the introduction of the 2021 Stock Incentive Plan ("2021 Plan"), shares are no longer available for future grants under the 2014 Plan.

2021 Stock Incentive Plan

In September 2021, the Company adopted the 2021 Plan 2021 under which employees, officers and directors, as well as consultants and advisors to the Company are eligible to be granted awards (incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock-based awards). The authorized number of shares includes 14,173,771 common shares plus such additional number of shares of common stock up to 22,399,691 as equal to the number shares reserved in the 2014 Plan above. The number of common stock shares available under the 2021 Plan increases annually on the first day of each fiscal year commencing January 1, 2022 until and including January 1, 2031 by the amount equal to at least 5% of outstanding shares on such date and any additional shares of common stock determined by the board. As of December 31, 2023, 7,316,596 shares of common stock were available for issuance under the 2021 Plan.

2021 Employee Stock Purchase Plan

In September 2021, the Company adopted the 2021 Employee Stock Purchase Plan ("2021 ESPP") under which employees of the Company can purchase shares of the Company's common stock commencing on such time and such dates as the board of directors of the Company determine. The number of shares of common stock that have been approved for the purpose is 2,834,754 shares of common stock plus an annual increase to be added on the first day of each fiscal year commencing January 1, 2022 and continuing for each fiscal year until and including January 1, 2032. The annual increase is equal to the least of 8,504,263 shares of common stock, 1% of outstanding shares on such date, and a number of shares of common stock determined by the board of directors. The price at which stock is purchased under the 2021 ESPP is equal to 85% of the fair market value of the Company's common stock on the lesser of either (i) the first business day of the Plan Period or (ii) the Exercise Date. As of December 31, 2023, 4,356,328 shares of common stock were available for sale under the 2021 ESPP.

Stock-Based Compensation

Stock-based compensation expense related to awards issued under the Company's incentive compensation plans for the years ended December 31, 2023, 2022, and 2021 was as follows:

	Year Ended December 31,		
	2023	2022	2021
Cost of revenues	$ 2,686	$ 3,128	$ 1,979
Sales and marketing	6,893	8,603	2,634
Research and development	17,502	23,305	6,889
General and administrative	21,105	29,255	31,477
Restructuring	549	—	—
Total stock-based compensation expense	$ 48,735	$ 64,291	$ 42,979

In total, $2.7 million, $3.1 million and $2.0 million of stock-based compensation expense was capitalized to inventory during the manufacturing process during the years ended December 31, 2023, 2022 and 2021, respectively. An immaterial amount remained in inventory as of December 31, 2023. During the year ended December 31, 2021, the Company incurred additional stock-based compensation expenses of $1.2 million related to the issuance of a fully-vested option valued at $1.2 million.

Stock Options

A summary of stock option activity and related information for the years ended December 31, 2023, 2022 and 2021 were as follows:

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at January 1, 2021	8,344,752	$	0.61	6.4
Granted	2,965,821	$	15.61	
Exercised	(1,713,054)	$	0.31	
Forfeited	(367,317)	$	10.58	
Expired	(67,042)	$	0.36	
Outstanding at January 1, 2022	9,163,160	$	5.13	6.9
Granted	—	$	—	
Exercised	(1,751,321)	$	0.50	
Forfeited	(197,710)	$	12.40	
Expired	(111,276)	$	14.25	
Outstanding at January 1, 2023	7,102,853	$	5.92	6.4
Granted	3,473,387	$	2.15	
Exercised	(169,515)	$	0.66	
Forfeited	(1,295,082)	$	10.23	
Expired	(388,232)	$	10.56	
Outstanding at December 31, 2023	8,723,411	$	3.67	6.5
Exercisable at December 31, 2023	6,219,296	$	3.99	5.5
Vested and expected to vest at December 31, 2023	8,723,411	$	3.67	6.5

The aggregate intrinsic value of exercisable options was $0, $5.8 million and $72.4 million, for the years ended December 31, 2023, 2022 and 2021, respectively. The aggregate intrinsic value of stock options outstanding was $0, $6.1 million and $81.9 million as of December 31, 2023, 2022 and 2021, respectively.

As of December 31, 2023, there was approximately $6.2 million of unamortized compensation cost related to unvested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 2.0 years, on a straight-line basis.

The estimated fair value of each stock option award granted to employees was determined on the date of grant using the Black-Scholes option pricing model with the following assumptions for stock option grants for years ended December 31, 2023 and 2021:

	2023	2021
Expected volatility	85.0%	40.9%
Expected term (years)	6.50	7.71
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	4.3%	0.8%
Grant date fair value	$ 1.58	$ 6.93

During the year ended December 31, 2023, the Company modified certain stock options previously granted to non-employees. The modification included changes to the exercise price of 622,323 unvested options. As a result of these modifications, the Company will recognize an additional $0.4 million in stock-based compensation expense over the remaining vesting period of the affected options.

Restricted Stock Units

Under the 2014 and 2021 Plans, restricted stock units ("RSUs") are generally subject to a four-year vesting period, with 25% of the shares vesting one year from the vesting commencement date and quarterly thereafter over the remaining vesting term, but may be subject to other vesting conditions such as performance or market based conditions. Compensation expense is recognized ratably over the requisite service period.

During the year ended December 31, 2021, the Company issued a total of 1,177,043 RSUs to certain executives under the 2014 Plan with the right to receive common stock shares upon vesting as scheduled per agreements with certain executives. No additional grants of RSUs are expected under the 2014 Plan.

Total RSU activity for the years ended December 31, 2023, 2022 and 2021are as follows:

	Underlying Shares	Weighted-average Grant Date Fair Value	Aggregate Fair Value
Outstanding, January 1, 2021	—	$ —	$ —
Granted	11,584,681	14.65	169,716
Vested	(193,933)	15.65	(3,036)
Forfeited	(126,513)	16.00	(2,024)
Outstanding, January 1, 2022	11,264,235	14.62	164,656
Granted	11,939,035	5.97	71,276
Vested	(3,329,057)	13.30	(44,276)
Forfeited	(1,192,512)	11.67	(13,917)
Outstanding, January 1, 2023	18,681,701	9.51	177,739
Granted	9,932,451	1.61	15,965
Vested	(5,366,322)	7.12	(38,207)
Forfeited	(6,476,122)	7.61	(49,290)
Outstanding, December 31, 2023	16,771,708	$ 6.33	$ 106,207

As of December 31, 2023 there was approximately $66.6 million of total unrecognized compensation cost related to outstanding RSUs. The weighted average remaining expense period was 2.1 years as of December 31, 2023.

During the year ended December 31, 2021, the Company issued 10,535,637 RSUs to employees under the 2021 Plan of which 5,603,065 vest based solely on continued employment over a four year period and the remaining RSUs are also subject to performance-vesting conditions as described below. There were no performance-vesting conditions grants during the years ended December 31, 2023 and 2022.

Market-Based Performance-Vesting RSUs

In September 2021, the Company issued 3,335,300 RSUs that vest based on the satisfaction of both a continued employment condition and the achievement of certain market-based performance goals. Market-based performance-vesting RSUs vest upon the achievement of certain stock price performance over a performance period. There are seven stock price targets which can be achieved over the performance period and are based on an average closing price of the Company's common stock.

The fair value of the market-based performance-vesting RSU awards is based on a Monte-Carlo simulation with the following assumptions.

	For the year ended December 31, 2021
Expected dividend yield [1]	0.00 %
Risk-free interest rate [2]	1.27 %
Expected volatility [3]	65.00 %
Cost of equity [3]	15 %

(1) Dividend yield is based on no dividend payout being expected on common units over the term to expiration of the performance-vesting RSUs.
(2) The risk-free interest rate for the periods within the contractual term of the market-based performance-vesting RSUs is based on the US Treasury yield curve in effect at the time of the grant.
(3) The expected volatility and cost of equity are measures of the amount by which a stock price has fluctuated or is expected to fluctuate based primarily on our and our peers' historical data.

The Company applied a 14% discount for lack of marketability ("DLOM") to the value of the market-based performance-vesting RSUs to account for a one-year post vesting period during which the grantee must hold the vested RSUs. The Company utilized the Finnerty Model to calculate the DLOM using inputs, including length of holding period, volatility and dividend yield, with volatility considered as a significant Level 3 input in the fair value hierarchy.

Market-based performance-vesting RSU activity for the years ended December 31, 2023, 2022, and 2021 are as follows:

	Underlying Shares	Weighted-average Grant Date Fair Value	Aggregate Fair Value
Outstanding, January 1, 2021	—	$ —	$ —
Granted	3,335,300	12.82	42,759
Vested	—	—	—
Forfeited	—	—	—
Outstanding, January 1, 2022	3,335,300	12.82	42,759
Granted	—	—	—
Vested	—	—	—
Forfeited	—	—	—
Outstanding, January 1, 2023	3,335,300	12.82	42,759
Granted	—	—	—
Vested	—	—	—
Forfeited	—	—	—
Outstanding, December 31, 2023	3,335,300	$ 12.82	$ 42,759

Operational-Based Performance-Vesting RSUs

In September 2021 the Company issued 1,597,272 operational-based performance-vesting RSUs that vest based on the satisfaction of both a continued employment condition and the achievement of certain performance goals including meeting certain annual revenue targets and product development milestones.

The grant date fair value of operational-based performance-vesting RSUs was estimated based on their fair value of the Company's common stock on the date of grant. Compensation costs are recorded when achievement of the performance goals is determined to be probable.

Operations-based performance-vesting RSU activity for the years ended December 31, 2023, 2022, and 2021 are as follows:

	Underlying Shares	Weighted-average Grant Date Fair Value	Aggregate Fair Value
Outstanding, January 1, 2021	—	$ —	$ —
Granted	1,597,272	16.00	25,556
Vested	—	—	—
Forfeited	—	—	—
Outstanding, January 1, 2022	1,597,272	16.00	25,556
Granted	—	—	—
Vested	(532,424)	16.00	(8,519)
Forfeited	(266,213)	16.00	(4,259)
Outstanding, January 1, 2023	798,635	16.00	12,778
Granted	266,212	2.48	660
Vested	—	—	—
Forfeited	(1,064,847)	12.62	(13,438)
Outstanding, December 31, 2023	—	$ —	$ —

Restricted Stock Purchase Agreements with Executives

In 2018 and 2020, the Company issued shares of common stock pursuant to restricted stock purchase agreements with its Chief Executive Officer and Chief Product Officer in exchange for nonrecourse promissory notes to finance the entire cost of the shares. Due to the promissory notes being collateralized by the stock purchased and other stock held by the purchasers, these transactions were accounted for as substantive grants of common stock options since the purchasers did not assume the risk of ownership. Compensation expense was recognized ratably over a four-year service period. As of December 31, 2021, there were no shares subject to the restricted stock purchase agreements.

In September 2021 the Company's board of directors approved the forgiveness of the Chief Executive Officer's 2018 and 2020 promissory notes under which $8.3 million of principal and accrued interest was outstanding for the purchase of 7,359,572 common stock shares. The Company's board of directors also approved the forgiveness of the Chief Product Officer's 2020 promissory notes under which $3.5 million of principal and accrued interest was outstanding for the purchase of 2,457,721 common stock shares.

The forgiveness of the promissory notes were deemed to be an option modification. The unrecognized grant date fair value and the incremental fair value from the modification resulting from the forgiveness of the promissory notes related to vested shares was recognized in stock-based compensation expense during the year ended December 31, 2021 and the unvested portion thereof will be recognized as stock-based compensation expense over the remaining vesting period. This modification resulted in $12.9 million in additional stock-based compensation expense for the year ended December 31, 2021.

Early Exercise Liability

Unvested shares of early-exercised stock options are held in escrow until the stock option becomes fully vested or until the employee's termination, whichever occurs first. The right to repurchase these shares lapses over the four-year vesting period. For accounting purposes, the early exercise of options is not considered to be a substantive exercise until the underlying awards vest.

As of December 31, 2023 and 2022, there was no liability related to the early exercise of common stock options.

NOTE 14. INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average common shares outstanding during the period. Diluted net income (loss) per share attributable to common stockholders is computed based on the weighted-average common shares outstanding plus the effect of dilutive potential common shares outstanding during the period calculated using the treasury stock method and the if-converted method. Dilutive potential common shares include stock options, non-vested shares, redeemable convertible preferred shares, convertible notes, restricted stock and similar equity instruments granted by the Company. Some restricted stock units vest upon certain performance and market conditions and as they vest, the shares will be included in outstanding common shares. Potential common share equivalents have been excluded where their inclusion would be anti-dilutive.

Basic and diluted net income (loss) attributable to common holders per share is presented in conformity with the two-class method required for participating securities as the redeemable convertible preferred stock, common stock subject to restricted stock purchase agreements, early exercised options, and restricted shares are considered participating securities. Under the two-class method, distributed and undistributed income allocated to participating securities are excluded from net income (loss) attributable to common stockholders for purposes of calculating basic and diluted income (loss) per share. The Company's participating securities do not have a contractual obligation to share in the Company's losses, therefore, net losses for the year ended December 31, 2023 and 2022 were attributed entirely to common stockholders and there is no difference in the number of shares used to calculate basic and diluted shares outstanding.

The following table reconciles net income and the weighted-average shares used in computing basic and diluted earnings per share:

		Year Ended December 31,				
		2023		2022		2021
Numerator:						
Net (loss) income	$	(373,464)	$	(194,056)	$	86,418
Less: Income allocated to participating securities		—		—		53,310
Net (loss) income attributable to common stockholders – basic		(373,464)		(194,056)		33,108
Plus: Income allocated to non-participating securities		—		—		2,285
Net (loss) income attributable to common stockholders - diluted	$	(373,464)	$	(194,056)	$	35,393
Denominator:						
Basic weighted-average common shares outstanding		152,877,306		148,024,749		52,815,449
Dilutive potential common stock issuable:						
Common stock warrants		—		—		81,517
Preferred stock warrants		—		—		37,074
Stock options		—		—		6,631,061
Restricted stock units		—		—		70,283
Diluted weighted-average shares outstanding		152,877,306		148,024,749		59,635,384
Net (loss) income attributable to common stockholders per share						
Basic	$	(2.44)	$	(1.31)	$	0.63
Diluted	$	(2.44)	$	(1.31)	$	0.59

In periods of net losses, potentially dilutive securities are not included in the calculation of diluted net income (loss) per share because to do so would be anti-dilutive.

Outstanding anti-dilutive securities not included in the diluted net income (loss) per share attributable to common stockholders calculations were as follows (in common stock equivalent shares):

	Year Ended December 31,		
	2023	2022	2021
Stock options	8,723,411	7,102,853	2,724,654
Restricted stock units	16,771,708	18,681,701	10,556,767
Common stock warrants	75,744	75,744	75,744
ESPP – shares assumed to be repurchased	3,209,526	473,080	—
Total	28,780,389	26,333,378	13,357,165

NOTE 15. INCOME TAXES

The Company's effective income tax rate for the year ended December 31, 2023 was a benefit of (1.3)% compared to expense of 4.8% in the corresponding period in the prior year.

The following table presents income (loss) before income taxes for the periods indicated:

	Year Ended December 31,		
	2023	**2022**	**2021**
Domestic	$ (369,519)	$ (203,819)	$ 119,177
Foreign	848	15	—
Net income (loss) before income taxes	$ (368,671)	$ (203,804)	$ 119,177

Components of income tax expense (benefit) were as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Current:			
U.S. federal	$ 2,550	$ (4,860)	$ 9,483
State	1,998	(1,425)	19,808
Foreign	245	5	—
Deferred:			
U.S. federal	—	(3,468)	3,468
Total income tax (benefit) expense	$ 4,793	$ (9,748)	$ 32,759

The effective tax rate of the provision for income taxes differs from the U.S. federal statutory rate as follows:

	2023	2022	2021
U.S. federal statutory tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal tax benefit	4.4 %	4.1 %	7.4 %
Permanent differences	(0.3)%	0.2 %	(0.5)%
Change in valuation allowance	(22.7)%	(17.7)%	(15.9)%
Tax credits	1.4 %	3.5 %	(1.5)%
Non-deductible convertible note adjustments	— %	— %	14.1 %
Sec. 162(m) limitation	— %	(3.8)%	2.8 %
Uncertain tax position reserves	(0.9)%	0.3 %	1.3 %
Stock-based compensation	(3.4)%	(1.9)%	(1.5)%
Tax rate change	(0.4)%	(1.4)%	— %
Other	(0.3)%	0.5 %	0.3 %
Effective tax rate	(1.3)%	4.8 %	27.5 %

The Company recorded a valuation allowance to reflect the estimated amount of certain U.S. federal and state deferred tax assets that, more likely than not, will not be realized. In making such a determination, the Company evaluates a variety of factors including the projected future taxable income, scheduled reversals of deferred tax liabilities, prudent tax planning strategies, and recent financial operations. The evaluation of this evidence requires significant judgement about the forecasts of future taxable income, based on the plans and estimates we are using to manage the underlying business.

The net change in total valuation allowance for the years ended December 31, 2023 and 2022 was an increase of $83.6 million and an increase of $36.0 million, respectively. The $65.4 million net increase in the valuation allowance during 2023 is primarily due to taxable loss generated in the U.S. in 2023 and the requirement of Section 174 capitalization for U.S. federal tax purposes. The valuation allowance for U.S. state deferred tax assets increased by $18.1 million due to the U.S taxable loss. The $36.0 million net increase in 2022 was primarily due to taxable loss generated in the U.S. and the requirement of Section 174 capitalization for United States federal tax purposes.

The significant components of deferred income taxes were as follows:

	2023		2022
Deferred tax assets:			
Net operating losses	$ 74,992	$	19,175
Research and development credits	6,288		3,508
Operating lease liabilities	11,949		13,010
Share-based compensation	5,804		6,836
Accruals and reserves	19,759		21,351
Capitalized R&D expenses	25,855		24,220
Depreciation and amortization	8,278		—
Other	117		747
Gross deferred tax assets	153,042		88,847
Deferred tax liabilities:			
Operating right-of-use assets	19,803		21,437
Depreciation and amortization	—		17,752
Gross deferred tax liabilities	19,803		39,189
Gross deferred tax assets/(liabilities)	133,239		49,658
Valuation allowance	(133,239)		(49,658)
Net deferred tax asset/(liabilities)	$ —	$	—

As of December 31, 2023, the Company has U.S. federal and state net operating loss ("NOL") carryforwards of $258.5 million and $404.6 million, respectively. The federal NOL carryforwards generated in pre-2018 tax years of $5.8 million will begin to expire in 2037 while federal NOLs generated after 2017 of $252.7 million will carryforward indefinitely. The state NOL carryforwards of $404.6 million will begin to expire in 2032 unless previously utilized. At December 31, 2023, the Company also had federal research tax credit carryforwards of $4.5 million. The federal research tax credit carryforwards begin to expire in 2032, if not utilized. At December 31, 2023, the Company also had various California state tax credit carryforwards of $4.3 million which do not expire.

The above NOL carryforward and the research tax credit carryforwards are subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, the Code, and similar state provisions due to ownership change limitations that have occurred which will limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383 of the Code, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. The Company has completed a Section 382/383 analysis through December 31, 2023, concluding that actual ownership changes occurred in 2014 and 2018 and has appropriately limited its use of the NOLs based upon the requirements of section 382/383. If a subsequent change in ownership were to occur, additional NOL and tax credit carryforwards could be subject to future limitations or expire unutilized. If limited, the related asset would be removed from the deferred tax asset schedule and may impact the Company's effective tax rate. As of December 31, 2023, the Company has $9.7 million of federal net operating losses and $29.9 million of state NOLs subject to limitations related to the utilization under Section 382 of the Code. As of December 31, 2023, the Company has $0.8 million of federal tax credit carryforwards subject to limitations related to the utilization under Section 383 of the Code.

The Company recognizes the benefit of tax positions taken or expected to be taken in its tax returns in the consolidated financial statements when it is more likely than not that the position will be sustained upon examination by authorities. Recognized tax positions are measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

A reconciliation of the beginning and ending balance to total unrecognized tax position is as follows:

	2023	2022	2021
Balance at January 1	$ 2,705	$ 3,405	$ 1,045
Increases related to prior year tax positions, net	864	—	1,360
Reductions based on tax positions related to prior years	—	(1,673)	—
Increases related to current year tax positions	2,298	973	1,000
Balance at December 31	$ 5,867	$ 2,705	$ 3,405

As of December 31, 2023, the Company has approximately $5.9 million of unrecognized tax benefits of which $4.1 million would affect the Company's effective tax rate if recognized. As of December 31, 2023 and 2022, the Company recorded approximately $0.3 million and $0.4 million interest and penalties related to unrecognized tax benefits, respectively. The Company does not expect any significant changes in its tax positions that would warrant recognition of a liability for unrecognized income tax benefits during the next 12 months.

The Company's United States federal and state income tax returns are subject to tax examination by U.S. federal and state tax authorities for tax years within the statute of limitations. All tax carryforwards are subject to adjustment until the statute closes on the year the carryforwards are eventually utilized. The statute remains open on tax carryforwards generated and utilized as of December 31, 2023 for the 2012 and subsequent tax years.

On August 16, 2022, the Inflation Reduction Act (the IRA) was signed into law in the U.S. Among other changes, the IRA introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1.0 billion and an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022 and several tax incentives to promote clean energy. Based on our current analysis and pending future guidance to be issued by Treasury, we do not believe these provisions will have a material impact on our consolidated financial statements.

In April 2021, the Company was awarded a California Competes Tax Credit ("CCTC") totaling $20.0 million for a five-year agreement. The CCTC is a competitive income tax credit available to businesses across various industries that want to locate or expand in California. The CCTC can offset California corporate income tax liability and is non-refundable. The credit is allocated in equal increments of $4.0 million over five years for a total of $20.0 million as documented in the CCTC Agreement. The Agreement covers tax years 2021-2025 and is awarded upon successful completion of milestones each year. The credit is earned on an annual basis and certain milestones are required to be achieved. Each annual milestone reflects a required minimum of new jobs in California which must be maintained for three years in order to retain the credit for each individual year earned. If the milestones are not met during the three year period, the Company forfeits the credit for that year and must amend any return on which credits were used to offset income tax and repay the amount of credit actually used. If the credit earned in a given year exceeds the Company's California corporate income tax liability, the balance can be carried over for up to six years if necessary, until exhausted. As of December 31, 2023, the Company anticipates it may not meet the CCTC employment milestones, and has reflected the tax impact in the consolidated financial statements.

NOTE 16. COMMITMENTS AND CONTINGENCIES

Product Liability

The Company's business exposes it to liability risks from its potential medical diagnostic products. Product liability claims could result in the payment of significant amounts of money and divert management's attention from running the business. The Company may not be able to maintain insurance on acceptable terms, or the insurance may not provide adequate protection in the case of a product liability claim. To the extent that product liability insurance, if available, does not cover potential claims, the Company would be required to self-insure the risks associated with such claims. The Company believes it carries reasonably adequate insurance for product liability.

Restructuring

2022 Restructuring

Restructuring actions were taken in the second quarter of 2022 in order to reduce costs and improve operations and manufacturing efficiency. As a result of these actions, for the year ended December 31, 2022, the Company recorded $2.0 million of charges, which was reported as restructuring expense in the consolidated statements of operations. This was accounted for as a one-time termination benefit communicated by period end without an additional service component, so the charge represents the total amount expected to be incurred. As of December 31, 2022, all of the charges have been paid.

2023 Cost Reduction Plan

On January 5, 2023, the Company announced that it was implementing a new cost reduction plan (the "January CRP"). Management, with the oversight and guidance of the Company's board of directors, determined to implement the January CRP following a review of the Company's business, operating expenses and the macroeconomic environment. The January CRP was intended to reduce the Company's cost structure and improve its operational efficiency. The January CRP included a reduction in the Company's employee base.

On April 28, 2023, the Company announced a further cost reduction plan (the "April CRP", and together with the January CRP, the "2023 CRP"), which included a reduction in the Company's employee base.

Cash expenditures in connection with the 2023 CRP consist of payments for salary, benefits, and unused paid time off for the affected employees. The 2023 CRP also consisted of a severance package that included a cash severance payment and payments to cover the employer premiums and administration fees for continuation of healthcare coverage for a limited period. The severance package, in some cases, also included an acceleration of the vesting of certain outstanding restricted stock units and stock options to affected employees.

Each affected employee's eligibility for the severance benefits is contingent upon such employee's execution (and no revocation) of a separation agreement, which includes a general release of claims against the Company. As of December 31, 2023, all of the charges have been paid.

In connection with the 2023 CRP, the Company recorded restructuring charges of $14.5 million during the year ended December 31, 2023 related to one-time termination benefits.

The following table summarizes the total amount incurred and accrued related to restructuring activities:

	Year Ended December 31,			
	2023		**2022**	
Accrued restructuring, beginning balance	$	—	$	—
Restructuring charges incurred during the period		14,500		2,020
Cash payments		(13,951)		(2,020)
Non-cash settlements and other adjustments		(549)		—
Accrued restructuring, ending balance	$	—	$	—

2024 Cost Reduction Plan

On January 4, 2024, and January 25, 2024, the Company implemented new cost reduction plans (the "2024 CRP"). Management, with the oversight and guidance of the Company's board of directors, determined to implement the 2024 CRP following a review of the Company's business and operating expenses. The 2024 CRP is intended to reduce the Company's cost structure and improve its operational efficiency beyond the expected cost savings of the cost reduction plans announced related to the 2023 CRP.

The 2024 CRP will include a reduction in the Company's employee base. In connection with the CRP, the Company estimates that it will record an aggregate restructuring charge related to one-time termination benefits in the range of approximately $5.3 million to $6.8 million. The substantial majority of these charges will result in cash expenditures.

Cash expenditures in connection with the 2024 CRP consist of payments for salary, benefits, and unused paid time off for the affected employees. The 2024 CRP will also consist of a severance package that includes a cash severance payment and payments to cover the employer premiums and administration fees for continuation of healthcare coverage for a limited period. The severance package, in some cases, may also include an acceleration of the vesting of certain outstanding restricted stock units to affected employees, and in connection therewith, the Company estimates that it will incur non-cash charges of approximately $0.1 million.

Each affected employee's eligibility for the severance benefits is contingent upon such employee's execution (and no revocation) of a separation agreement, which includes a general release of claims against the Company. The Company expects payments relating to the 2024 CRP to be completed by the end of the third quarter of 2024.

Standby Letters of Credit

The Company is party to certain commercial letters of credit. The 2022 Revolving Facility Agreement provides for a $100.0 million secured revolving credit facility, with a $20.0 million letter of credit subfacility. As of December 31, 2023, there were $0.5 million aggregate face amount of letters of credit outstanding under the 2022 Revolving Facility Agreement.

Restricted Cash

In November 2021, $0.8 million of cash was restricted in relation to a customs surety on international imports which remains restricted as of December 31, 2023.

Purchase Commitments

Purchase commitments are comprised of the Company's commitments for goods and services in the normal course of business. These purchase commitments relate to goods and services which have not yet been delivered or performed and therefore have not been reflected in our consolidated balance sheets and consolidated statements of operations. These commitments typically become due after the delivery and completion of such goods or services. Net losses on firm purchase commitments were $0, $8.0 million and $0 for the years ended December 31, 2023, 2022 and 2021, respectively.

Legal Proceedings

On May 5, 2023, Sanmina Corporation ("Sanmina"), a contract manufacturer, filed a complaint against us in the Superior Court of California, Santa Clara County. Sanmina alleges breach of contract, breach of implied covenant of good faith and fair dealing and promissory estoppel. In connection with this allegation, in March 2023, Sanmina unilaterally drew against a $12.0 million collateralized letter of credit with Sanmina (the "Letter of Credit") that we had posted as a partial security for our obligations under our agreement with Sanmina, and which we have recorded as cost of product revenue. Sanmina is seeking damages in the amount of approximately $24.2 million. We believe the claims are without merit, and we dispute both the incurrence of the costs alleged and that Sanmina lawfully drew on the Letter of Credit. We intend to defend ourselves vigorously and on July 25, 2023, we filed a cross-complaint alleging, among other claims, that Sanmina is in breach of contract for improperly over-ordering components and we are seeking recovery of wrongfully retained funds, components, and manufacturing equipment rightfully due to us.

Legal fees and expenses are expensed as incurred.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. In addition, they are designed to ensure that such information is accumulated and communicated to our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, as appropriate to allow timely decisions regarding required disclosure. Pursuant to Rules 13(a)-15(e) and 15(d)-15(e) under the Exchange Act, our management, with the participation of our CEO and CFO, performed an evaluation of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. In designing and evaluating the disclosure controls and procedures, management recognized that controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company will be detected. Based on such evaluation and as a result our material weaknesses previously identified and further discussed below, the CEO and CFO concluded that our disclosure controls and procedures were not effective at a reasonable assurance level as of December 31, 2023.

In light of this fact, our management has performed additional analyses, reconciliations and other post-closing procedures and has concluded that, notwithstanding the identified material weakness, management believes the consolidated financial statements included in this Annual Report on Form 10-K fairly present, in all material respects, our financial condition, results of operations and cash flows as of and for the periods presented in accordance with U.S. generally accepted accounting principles.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the guidelines established in the Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). With reference to the ongoing remediation efforts for the previously reported material weaknesses, management has concluded that our internal controls over financial reporting were not effective as of December 31, 2023 due to the material weaknesses described below.

This Annual Report on Form 10-K does not include, and we are not required to include, an attestation report of our registered public accounting firm regarding internal control over financial reporting as required by Section 404(b) of the Sarbanes Oxley Act of 2002 as we are an "emerging growth company" as defined in the JOBS Act.

Previously Reported Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. As previously reported, we continue to have material weaknesses in internal controls over financial reporting related to i) information technology general controls, ii) a lack of segregation of duties, iii) documentation and design of formalized processes and procedures, iv) experience and training important to our financial reporting requirements; and v) the review of journal entries. These material weaknesses could result in material misstatements of our financial statement account balances or disclosures of our annual or interim financial statements that would not be prevented or detected.

During the year ended December 31, 2023, we continued focusing on advancing management action plans targeting processes and controls most critical to our material weaknesses. Previously, beginning in fourth quarter of 2020, we took steps to address our material weaknesses through our remediation plan, which included the hiring of a Chief Financial Officer, Chief Accounting Officer, Assistant Controller, Director of Tax, and Senior Director of SOX Compliance. This year, we reperformed walkthroughs of key financial business processes and financial systems and updated our documentation, resulting in identified areas of improvement and relevant business risks. On the basis of these risks, we assessed the design and implementation of internal controls, identified relevant gaps, and prepared a detailed project plan to address noted internal control weaknesses. Such actions include redesigning certain controls, documenting and implementing formalized processes and procedures, testing controls for which the design and implementation was deemed to be effective. Specifically, during the year, a new process for governing manual journal entries was implemented to systematically enforce appropriate segregation of duties for journal entry postings. We engaged external advisors to review and validate that the newly implemented workflow is adequately designed. Additionally, during the year, we implemented further detection and prevention controls surrounding segregation of duties for roles and permissions in our ERP. We also took action to deliver targeted trainings to process/control owners on subjects related to, but not limited to, risk and controls governance, financial accounting, manual journal entries, segregation of duties and information technology general controls. Lastly, during the fourth quarter of 2023, we implemented a periodic control certification process through which control owners certify the completion of control performance and the accuracy of recorded control details. The newly implemented process will continue to execute on a quarterly frequency.

We have dedicated resources and continue to engage external advisors to assist with the remediation and implementation of our internal controls as required. We have evaluated the longer-term resource needs of our various financial functions and have expanded the size of our finance department to help address these material weaknesses.

While we believe that these efforts will improve our internal control over financial reporting, the implementation of our remediation actions is ongoing and the material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Change in Internal Control

Other than the material weakness remediation efforts described above, there were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(f) or 15d-15(f) of the Exchange Act during the quarter ended December 31, 2023 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

The following disclosure is intended to satisfy our obligation to provide disclosure pursuant to Item 5.02(e) of Form 8-K.

On March 12, 2024, the Compensation Committee of the board of directors approved cash retention payments in the amounts of $75,000 and $100,000 (the "Cash Retention Payments") for each of Clinton Sever and Aasim Javed, respectively (each, a "Retention Agreement Executive"). In order to receive the Cash Retention Payment, each Retention Agreement Executive is required to enter into a Retention Payment Agreement (the "Retention Payment Agreement") pursuant to which he shall be eligible to receive the applicable Cash Retention Payment, as follow: 50% of the Cash Retention Payment for each Retention Agreement Executive will be paid with the Company's March 29, 2024 payroll, and the remaining 50% of the Retention Payment will be paid with the Company's June 7, 2024 payroll, in each case subject to such Retention Agreement Executive being employed, actively working and in good standing with the Company on the applicable anticipated payment date. If a Retention Agreement Executive resigns and separates from the Company, or if the Company terminates such Retention Agreement Executive's employment for "cause" (as defined in the Retention Payment Agreement), at any time prior to the one-year anniversary of the applicable payment date, then such Retention Agreement Executive will be obligated to repay the Company the Cash Retention Payment amount paid to such Retention Agreement Executive in accordance with the schedule set forth in the Retention Payment Agreement.

The foregoing summary of the Retention Payment Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Retention Payment Agreements, a form of which is filed with this Annual Report on Form 10-K as Exhibits 10.15, and is incorporated herein by reference.

Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2024 annual meeting of stockholders.

Item 11. Executive Compensation

The information required by this Item 11 of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2024 annual meeting of stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2024 annual meeting of stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2024 annual meeting of stockholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item 14 of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2024 annual meeting of stockholders.

Part IV

Item 15. Exhibit and Financial Statement Schedules.

(a) The following documents are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:

1. Financial statements (see Part II, Item 8 of this report)

2. All financial statement schedules have been omitted because the information being called for is not required or the information required is included in the consolidated financial statements or the notes thereto

(b) The following exhibits are filed as part of, or incorporated by reference into, this Annual Report on Form 10-K:


EXHIBIT INDEX


Exhibit Number	Description	Form	File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of the Registrant	8-K	001-40824	3.1	September 28, 2021
3.2	Amended and Restated Bylaws of the Registrant	8-K	001-40824	3.1	November 8, 2022
3.3	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock	8-K	001-40824	3.1	September 22, 2023
4.1	Specimen Stock Certificate evidencing the shares of common stock	S-1	333-259250	4.1	September 1, 2021
4.2*	Description of Registrant's Securities				
4.3	Preferred Stock Rights Agreement, dated as of September 21, 2023, by and between Cue Health Inc. and Computershare Trust Company, N.A., as rights agent	8-K	001-40824	4.1	September 22, 2023
10.1+	2021 Stock Incentive Plan	S-1/A	333-259250	10.5	September 15, 2021
10.2+	Form of Stock Option Agreement under the 2021 Stock Incentive Plan	S-1/A	333-259250	10.6	September 15, 2021
10.3+	Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2021 Stock Incentive Plan	S-1/A	333-259250	10.7	September 15, 2021
10.4+	Form of Restricted Stock Unit Agreement for Participants (other than Non-Employee Directors) under the 2021 Stock Incentive Plan	S-1/A	333-259250	10.8	September 15, 2021
10.5+	2021 Employee Stock Purchase Plan	S-1/A	333-259250	10.9	September 15, 2021
10.6+	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors	S-1	333-259250	10.20	September 1, 2021
10.7+	Employment Agreement, dated July 8, 2021, by and between the Registrant and Ayub Khattak	S-1	333-259250	10.21	September 1, 2021
10.8+	Employment Agreement, dated July 8, 2021, by and between the Registrant and Clint Sever	S-1	333-259250	10.22	September 1, 2021
10.9+	Employment Agreement, dated July 8, 2021, by and between the Registrant and Chris Achar	S-1	333-259250	10.23	September 1, 2021
10.10+	Form of Restricted Stock Unit Agreement, by and between the Registrant and Ayub Khattak	S-1/A	333-259250	10.24	September 15, 2021
10.11+	Form of Restricted Stock Unit Agreement, by and between the Registrant and Clint Sever	S-1/A	333-259250	10.25	September 15, 2021
10.12	Loan and Security Agreement, dated as of June 30, 2022, among Cue Health Inc., the lenders from time to time party thereto and East West Bank, as collateral agent and administrative agent	8-K	001-40824	10.1	July 1, 2022
10.13	Sales Agreement, dated August 9, 2023, by and between Cue Health Inc. and Cowen and Company, LLC	8-K	001-40824	1.1	August 9, 2023
10.14+	Employment Agreement, dated February 28, 2023, by and between Aasim Javed and the Company	8-K	001-40824	10.1	March 6, 2023
10.15*	Form of Retention Payment Agreement				

21.1*	Registrant Subsidiary List
23.1*	Consent of BDO USA, P.C.
24.1*	Power of Attorney (included in signature pages hereto).
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101

+ Indicates management contract or compensatory plan

* Filed Herewith

† The certifications attached as Exhibit 32.1 that accompany this Annual Report on Form 10-K are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

Item 16. Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cue Health Inc.

Date: March 13, 2024

By: /s/ Ayub Khattak

Ayub Khattak
President and Chief Executive Officer
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ayub Khattak and Aasim Javed, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with Exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ayub Khattak Ayub Khattak	President, Chief Executive Officer, Director, Chairman of the Board (Principal Executive Officer)	March 13, 2024
/s/ Aasim Javed Aasim Javed	Chief Financial Officer (Principal Financial Officer)	March 13, 2024
/s/ Randall Pollard Randall Pollard	Chief Accounting Officer and Controller (Principal Accounting Officer)	March 13, 2024
/s/ Chris Achar Chris Achar	Director	March 13, 2024
/s/ Joanne Bradford Joanne Bradford	Director	March 13, 2024
/s/ Carole Faig Carole Faig	Director	March 13, 2024
/s/ Joshua Ghaim, Ph.D. Joshua Ghaim, Ph.D	Director	March 13, 2024
/s/ Sachin Jain M.D. Sachin Jain M.D.	Director	March 13, 2024
/s/ Maria Martinez Maria Martinez	Director	March 13, 2024
/s/ Rishi Reddy Rishi Reddy	Director	March 13, 2024

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